
13000036

# 2012 ANNUAL REPORT



**Toll Brothers**
America's Luxury Home Builder®

TOLL BROTHERS — 2012 BUILDER OF THE YEAR

# CORPORATE OVERVIEW*

"Toll Brothers represents what is best about home building. They deliver quality homes and great overall value."

—*PROFESSIONAL BUILDER®* MAGAZINE IN HONORING TOLL BROTHERS AS

2012 BUILDER OF THE YEAR

## Focus on Luxury Homes and Communities

National presence in luxury market

Average delivered home price of $573,000

Operations in approximately 50 affluent markets in 19 states

27 mid- and high-rise towers completed, in construction, or planned for urban metro New York City market since entry in 2003

A diversity of community types:

- Luxury move-up
- Elegant empty-nester, active-adult, and second homes
- Urban low-, mid-, and high-rise condominiums
- Suburban high-density
- Resort-style golf, country club, lake, and marina
- Luxury rental apartments

## Nationally Recognized Brand Name

America's Luxury Home Builder®

Toll Brothers City Living® in Manhattan, Brooklyn, and Queens, NYC; Hoboken and Jersey City, NJ; Washington, D.C.; and Philadelphia, PA markets

Championship golf courses designed by Pete Dye, Greg Norman, Arnold Palmer, Nicklaus Design, Arthur Hills, and Peter Jacobsen

2012 AWARDS:

- Builder of the Year, *Professional Builder*
- Executives named to All-America Executive Team, Best CEO in sector, Best Investor Relations Company and Professional in sector, *Institutional Investor*

PRIOR AWARDS:

- Builder of the Year, *Professional Builder*
- National Housing Quality Award, National Association of Home Builders® (NAHB)
- America's Best Builder, NAHB
- Apex Award, *Big Builder*
- World's Most Admired Companies, *Fortune* magazine

## Financial and Management Strength

Founded in 1967 and listed on NYSE (TOL) since 1986

Strong corporate credit ratings: Standard & Poor's (BB+), Moody's (Ba1), and Fitch (BBB-)

Multi-bank multi-year $885 million credit facility

Ended FY 2012 with $1.22 billion in cash and marketable securities and $815 million available under 12-bank credit facility maturing in October 2014

Raised over $2.7 billion in public capital markets since 2000

Net debt-to-capital ratio† of 23.6%

Laddered public debt maturities with average of 5 years remaining

Seasoned management team: average Toll Brothers senior management tenure is 17 years

Acquisition of distressed loan portfolios through Gibraltar Capital and Asset Management

Acquisition and development of rental apartments through Toll Brothers Apartment Living

Acquisition, development, and operation of golf courses

## Integrated Land and Building Program

Controls 40,350 home sites

Land acquisition, approval, and development skills

Delivered approximately 65,000 homes ($39 billion) since 2000

Selling from 224 communities

Combines high-volume home production with extensive customization offerings

Home buyers averaged approximately $100,000 in upgrades and lot premiums, 18.6% above base house price, in FY 2012

Pre-design and pre-budget options through Toll Architecture and Toll Integrated Systems

Ancillary businesses: mortgage, title, golf course development and management, landscape, land development, home security, architecture, engineering, house component manufacturing, apartment development and operation, and acquisition of distressed loan portfolios

* Information for and as of FYE October 31, 2012, unless otherwise noted.

† Net debt-to-capital ratio is calculated as total debt minus mortgage warehouse loans minus cash and marketable securities, divided by total debt minus cash and marketable securities plus stockholders' equity.



The Terreno at Saguaro Estates | Scottsdale, AZ

# GEOGRAPHIC DIVERSIFICATION



| THE WEST | THE SOUTH | THE NORTH | THE MID-ATLANTIC |
|---|---|---|---|
| Arizona, California, Colorado, Nevada, Washington | Florida, North Carolina, Texas | Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, New York | Delaware, Maryland, Pennsylvania, Virginia |


$564.5
$437.9
$366.7
$513.7

**Housing Revenues**
By region in FY 2012 (in millions)


14,414
6,797
9,059
10,080

**Home Sites Controlled**
By region at FYE 2012


$386.2
$351.0
$449.2
$483.5

**Backlog**
By region at FYE 2012 (in millions)



The Hampton Carolina at Shenstone Reserve | Leesburg, VA


NAPA

The St. Croix offered at Vintage Lakes | Houston, TX


Toll

The Corcoran at Spring Lake Estates | Prior Lake, MN



The Amalfi Collection at Sorrento at Dublin Ranch | Dublin, CA


Cheesecake

The Henley at The Estates at Garnet Valley | Glen Mills, PA

# FINANCIAL SUMMARY


↑59%
$2400
$2000
$1600
$1200
$800
$400
$0
2011
2012

**Contracts**
In FY 2012 (in millions)


↑28%
$1800
$1500
$1200
$900
$600
$300
$0
2011
2012

**Revenues**
In FY 2012 (in millions)


↑70%
$1800
$1500
$1200
$900
$600
$300
$0
2011
2012

**Backlog**
At FYE 2012 (in millions)


↑21%
$3000
$2500
$2000
$1500
$1000
$500
$0
2011
2012

**Stockholders' Equity**
At FYE 2012 (in millions)

| **Balance Sheet Data** *(amounts in 000s, except per-share data)* | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Cash and marketable securities | $ 1,217,892 | $ 1,139,912 | $ 1,236,927 | $ 1,908,894 | $ 1,633,495 | $ 900,337 | $ 632,524 | $ 689,219 | $ 580,863 | $ 425,251 |
| Cash and marketable securities per share | $ 7.22 | $ 6.88 | $ 7.43 | $ 11.59 | $ 10.19 | $ 5.73 | $ 4.11 | $ 4.45 | $ 3.88 | $ 2.90 |
| Home building debt* | $ 2,180,280 | $ 1,597,528 | $ 1,638,601 | $ 2,108,374 | $ 2,100,039 | $ 2,189,120 | $ 2,228,101 | $ 1,740,580 | $ 1,636,045 | $ 1,448,366 |
| Stockholders' equity | $ 3,121,700 | $ 2,586,353 | $ 2,555,453 | $ 2,513,199 | $ 3,237,653 | $ 3,527,234 | $ 3,415,926 | $ 2,763,571 | $ 1,919,987 | $ 1,476,628 |
| Book value per share | $ 18.51 | $ 15.61 | $ 15.36 | $ 15.26 | $ 20.19 | $ 22.47 | $ 22.20 | $ 17.84 | $ 12.83 | $ 10.07 |
| Home building debt-to-capital ratio | 41.1% | 38.2% | 39.1% | 45.6% | 39.3% | 38.3% | 39.5% | 38.6% | 46.0% | 49.5% |
| Home building net debt-to-capital ratio† | 23.6% | 15.0% | 13.6% | 7.4% | 12.6% | 26.8% | 31.8% | 27.6% | 35.5% | 40.9% |

| **Operations Data** *(amounts in 000s)* | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Total revenues | $ 1,882,781 | $ 1,475,881 | $ 1,494,771 | $ 1,755,310 | $ 3,148,166 | $ 4,635,093 | $ 6,115,280 | $ 5,759,301 | $ 3,839,451 | $ 2,731,044 |
| Net income (loss) | $ 487,146 | $ 39,795 | $ (3,374) | $ (755,825) | $ (297,810) | $ 35,651 | $ 687,213 | $ 806,110 | $ 409,111 | $ 259,820 |
| Total contracts | $ 2,557,917 | $ 1,604,827 | $ 1,472,030 | $ 1,304,656 | $ 1,608,191 | $ 3,010,013 | $ 4,460,734 | $ 7,152,463 | $ 5,641,454 | $ 3,475,992 |
| Backlog | $ 1,669,857 | $ 981,052 | $ 852,106 | $ 874,837 | $ 1,325,491 | $ 2,854,435 | $ 4,488,400 | $ 6,014,648 | $ 4,433,895 | $ 2,631,900 |

*Total debt minus mortgage warehouse loans.

†Net debt-to-capital ratio is calculated as total debt minus mortgage warehouse loans minus cash and marketable securities, divided by total debt minus mortgage warehouse loans minus cash and marketable securities plus stockholders' equity.

# DEAR SHAREHOLDER

What a difference a year makes! Pent-up demand, rising home prices, low interest rates, and improving consumer confidence motivated buyers to return to the housing market in FY 2012. As household formations accelerated and unsold home inventories dropped to record lows, the industry took further steps toward a sustained housing recovery.

We enjoyed resurgent activity across all of our product lines and in most of our geographic regions. The momentum that began in our first quarter of FY 2012 built throughout the year. Sequentially, over the four quarters of FY 2012, the value of net signed contracts rose 45%, 51%, 66%, and 75%, compared to FY 2011's same four quarters.

Our net contracts per community ("same store sales"), which increased 33% and 60% respectively versus FY 2011's full year and fourth quarter, were the highest for a fiscal year since FY 2006 and the highest for a fourth quarter since FY 2005.

Our large increase in contracts was achieved primarily through growth in per-community sales. FY 2012's contracts per community of 18.2, while up 33% from FY 2011, were still 36% below our average annual pace from 1987 through 2006 of 28.6; therefore, as the economy strengthens, we believe there is great potential to increase sales paces per community.

While there has been only a slight increase in traffic over the past few years, it has supported strong contract growth. We are experiencing our highest conversion ratio from visitor to agreement in the history of the Company as the quality of the traffic is superb and visitors are very serious about buying. When traffic returns to more normalized levels, we believe there is a strong possibility of significant growth in contracts and prices.

We believe the publicly traded home building companies are gaining market share: As the only national home building company focused on the luxury market, we are particularly well positioned. Our financial results bear this out.

> "As the only national home building company focused on the luxury market, we are particularly well positioned."

FY 2012 net income was $487.1 million, or $2.86 per share diluted, compared to FY 2011's net income of $39.8 million, or $0.24 per share diluted. Included in FY 2012's net income was a net tax benefit of $374.2 million, which included the reversal of $394.7 million of our deferred tax asset valuation reserves against our deferred tax asset, offset by a tax provision of $20.5 million. Net income included pre-tax inventory write-downs of $14.7 million and cash recoveries of prior joint venture write-offs of $2.3 million, compared to pre-tax inventory write-downs of $92.7 million and a $3.8 million pre-tax loss from early repurchase of debt in FY 2011. FY 2011 net income also included a net tax benefit of $69.2 million. FY 2012's pre-tax income was $112.9 million, compared to a pre-tax loss of $29.4 million in FY 2011. Excluding write-downs and cash recoveries of prior joint venture write-offs, FY 2012's pre-tax income was $125.4 million, compared to pre-tax income of $67.2 million for FY 2011.

Revenues of $1.88 billion and home building deliveries of 3,286 units rose 28% in dollars and 26% in units, compared to FY 2011. Net signed contracts of $2.56 billion


The Villa Lago at Frenchman's Harbor | North Palm Beach, FL


Northside Piers | Brooklyn, NY

and 4,159 units rose 59% in dollars and 49% in units, compared to FY 2011. Backlog of $1.67 billion and 2,569 units rose 70% in dollars and 54% in units, compared to FY 2011's fourth-quarter-end backlog.

With our $1.67 billion backlog and the lowest cancellation rate in our industry, we believe we will deliver between 3,600 and 4,400 homes in FY 2013 at an average price of between $595,000 and $630,000 per home. We expect to end FY 2013 with between 225 and 255 selling communities, compared to 224 at FYE 2012.

"Our strong credit ratings have enabled us to access the capital markets on industry-leading terms."

We ended FY 2012 with approximately $3.12 billion of stockholders' equity, $1.22 billion of cash and marketable securities, $815 million available under our 12-bank credit facility, and a net debt-to-capital ratio of 23.6%. Our financial strength gives us a competitive advantage over the small and mid-sized private builders in our luxury niche whose access to capital and land remains constrained.

Our strong credit ratings have enabled us to access the capital markets on industry-leading terms. By laddering our debt maturities over many years, repaying or extending maturing debt well before it was due, and accumulating cash, we were able to avoid the liquidity crunch that punished many companies across many industries during the recent financial crisis. In February 2012, we issued $420 million of 5.875% senior bonds due in February 2022, which raised approximately $300 million in cash, with the remainder used to retire $118 million of earlier maturing notes. In September, we raised $287.5 million through a 20-year exchangeable note offering, callable in September 2017, with a 0.50% coupon and a conversion premium set at $49.08 per share — 50% above our then-current stock price of $32.72.

Our financial strength also gives us an advantage in buying land as sellers know we have the appetite and capital to close transactions quickly. Since the start of our fourth quarter, we have been seeing great deal flow in some excellent locations.

Our philosophy has always been to acquire exceptionally located sites — on the corner of "Main and Main." In contrast to the just-in-time model of some land-light builders, we often take this land through approvals while we have it under option and then improve it. This helps increase our profit margins and enables us to position the Company for the future as we put land under control today that may translate into revenues starting several years later.

With a strong presence in the Northeast and Mid-Atlantic states, we naturally felt some effects in the immediate aftermath of Hurricane Sandy. While the impact on our business was minimal, our associates were incredibly generous with their time and resources as they and the Company donated food, clothing, equipment, and money to aid the recovery in the towns and cities where we operate and live. We are proud of our team's response as our thoughts go out to those who have suffered from this tragic event.

As the economy slowly heals and more customers reenter the housing market, we look forward to the future. Based on our strong balance sheet, solid land holdings,



Richard T. Hartman, *President, Chief Operating Officer (left)*
Robert I. Toll, *Executive Chairman of the Board (center left)*

*(center right) Chief Executive Officer,* Douglas C. Yearley, Jr.
*(right) Chief Financial Officer, Treasurer,* Martin P. Connor

recognized brand, and excellent team of associates, we believe we are well positioned for the housing market's continuing recovery.

Our optimism for our own and the housing industry's prospects is buoyed by basic demographics. During the last five years, population has continued to increase in the United States — by 12.6 million people since 2007; however, household formations, a key driver of housing demand, have not kept pace. A study by Harvard University estimated that, based on historic trends, 1.8 to 2.8 million more U.S. households should have been formed since 2007 than actually were created. Recent trends suggest these formations are starting to occur.

Meanwhile, new home production has been anemic. Many experts believe that, going forward, the industry has to produce between 1.4 and 1.7 million new homes per year to keep pace with basic demographic-driven demand. From 2008 through 2011, annual new home production dropped to 660,000 on average and is projected by the National Association of Home Builders to be about 757,000 for 2012. Clearly, more new home production will be needed to meet future demand.

While general economic trends are encouraging, we hope there is recognition among our leaders that policies supportive of a housing recovery will have an exponentially positive impact on job growth and that an increase in home values will translate into stronger family balance sheets, improved consumer confidence, and a greater propensity to spend, which will accelerate the economic recovery.

In a speech on November 15, 2012, Federal Reserve Chairman Ben Bernanke stated the case for housing: "Strengthening and broadening the housing recovery remain a critical challenge for policymakers, lenders, and community leaders. The degree to which that challenge is met will help determine the strength and sustainability of the economic recovery and the extent to which its benefits are broadly felt."

We culminated 2012 by being named Builder of the Year by *Professional Builder* magazine, becoming the first two-time winner in the award's history. In naming Toll Brothers, *Professional Builder* magazine stated: "Toll Brothers represents what is best about home building. They deliver quality homes and great overall value. Throughout the company's more than 45 years in business — particularly during the recent period of tumult for housing — Toll Brothers has been extremely foresighted in its business planning, its marketing, and its strong commitment to its home buyers."

As we end 2012 and look forward to 2013, we express our appreciation for our home buyers, suppliers, contractors, and capital providers. We thank our colleagues for their enthusiasm, diligence, perseverance, excellence, and commitment to quality and to our customers.

December 4, 2012

Robert I. Toll
*Executive Chairman of the Board*

Douglas C. Yearley, Jr.
*Chief Executive Officer*


The Hampton Georgian at Randolph Ridge | Randolph, NJ


EAST
RIVER
FERRY

205 Water | Brooklyn, NY

The Henley at Westchester Estates at Wilson Park | Tarrytown, NY



The Sierra offered at Parkridge at The Woodlands | Redmond, WA



The Springfield at The Summit at Castle Pines Village | Castle Rock, CO


The Clubhouse at Regency at Monroe® | Monroe Township, NJ


The Henley at Hasentree® | Wake Forest, NC

## 2012 Professional Builder of the year

Delivering the highest level of quality, value, and service to our customers is our top priority. As we have expanded across the nation into 19 states and 50 markets, and broadened our product lines to serve the widest range of luxury home buyers, these priorities govern every decision we make: from the start, when our land teams identify potential sites and our land development and engineering groups begin the community planning process, to the home designs created by Toll Architecture, through the care we take in managing the construction process, and in the commitment of our project managers and sales managers as they work hand in hand with our clients to build their homes and help them achieve their dreams. Our commitment to these goals is reflected in our customer satisfaction: **Over 95% of home buyers in 2012 said they would recommend Toll Brothers to a friend.**

### A Decade of Product Diversification



Single-Family
Multi-Family
Age-Qualified
High-Rise
6%
19%
75%
2002
Units delivered
10%
11%
21%
58%
2012



Parkland Golf & Country Club | Parkland, FL

# LAND — THE HEART OF OUR BUSINESS

Soon after Toll Brothers began in 1967, we developed an expertise in the land acquisition, approvals, and development process. We are now one of the largest land developers in the United States. Thanks to this know-how, combined with our strong financial position, the complexity of the markets where we operate, and our desire to acquire infill sites in the most attractive locations, we are more willing — and able — than most builders to get involved in land early. We place land under option and take sites through the arduous approval process, then land plan and engineer the infrastructure for new communities, install the roads, utilities, and amenities, and begin selling homes. We believe that buying quality land has been one of the keys to our success over the past 45 years.

Over the past six years, with the housing market weak, the industry has not invested in taking land through approvals. The surge of demand in 2012 has led to shortages of attractive builder-ready sites in many of the best locations. As one of the few builders whose core strategy includes a large lot position, we are better prepared for this surge than others. With one of the industry's strongest balance sheets, we made a number of significant land purchases in FY 2012:

- At the start of FY 2012, we entered the metro Seattle market with the acquisition of CamWest, a long-established premier builder in the northwestern United States. This purchase included approximately 1,500 owned and optioned home sites in affluent King and Snohomish Counties. These markets remind us of those where we thrive in the Northeast and Mid-Atlantic states. The approval processes are complex, creating high barriers to entry; there is a solid base of high-quality employers; and the areas enjoy a high concentration of affluence.

- In June, we announced a new joint venture with Shea Homes, one of California's most respected builders, to develop Baker Ranch in Lake Forest, Orange County, California. The project, adjacent to Irvine, will be a highly amenitized master planned community with approximately 2,000 homes. We and Shea will each build our own new home communities and may sell some sections to other builders. We expect to begin home sales in spring of 2014. Total estimated revenues are over $500 million for Toll Brothers.

- In October, we closed on a 692-acre tract in Houston, our largest-ever land purchase in the market. We are planning an approximately 1,350-lot master planned community with convenient access to new employment centers in North Houston. We will build homes and sell lots to others in what will be our first Toll Brothers-developed master plan in Houston. We expect development to start in 2014. Through lot sales and home sales, our estimated revenues will be approximately $300 million.

- In November, we completed the acquisition of a 400-acre estate on Philadelphia's Main Line, which we will develop as Liseter, a luxurious community of 449 homes. The estate, which will be transformed into an elegant master planned community boasting seven collections of carriage and single-family homes, will open for sale in early 2013. The community will offer a unique array of amenities, including the transformation of an existing 7,000-square-foot historically preserved barn into the community's clubhouse. Residents will also enjoy a swimming pool, tennis courts, a state-of-the-art fitness center, and walking trails. Total estimated revenues are $365 million.



The Vinton Renaissance offered at Terracina | Flower Mound, TX



The Magdalena at Frenchman's Reserve® | Palm Beach Gardens, FL

# HOMEOWNERSHIP — STILL THE AMERICAN DREAM

After every recession, a discussion ensues regarding whether Americans will change their lifestyles. Will we become a nation of renters? Will Americans want smaller homes? Will they shy away from the luxury home lifestyle? Is suburban living an obsolete concept? We continue to believe that homeownership in communities with high-quality schools, diversified shopping, recreational and lifestyle amenities, top-notch healthcare, and locations convenient to jobs and cultural institutions is the dream of most American households.

Through the ups and downs of the past two decades, we have seen some very consistent patterns among our customers regarding their appetite for luxury living. And through each cycle the appetite for luxury homeownership has come back stronger than before.

> "Toll Brothers today is arguably at the top of the industry when it comes to...the strength of its brand...."
>
> —*PROFESSIONAL BUILDER®* MAGAZINE

Even during the weak housing market of the past five years, the average buyer of a Toll Brothers home has added options totaling over 18%, or over $100,000, to their base house. In choosing from the hundreds of structural options we offer, they may add sunrooms, conservatories, wine cellars, extra garage bays, family playrooms, media rooms, vaulted ceilings, and in-law suites. Similarly, from the thousands of designer options we offer, they may choose to upgrade their flooring, cabinetry, countertops, lighting, appliances, and much more.

Local zoning ordinances may dictate what homes we offer. Sometimes, towns want larger home sites with fewer homes. In other cases, they guide us to develop 55+ active-adult communities. Elsewhere, they may want clustered and higher-density homes to preserve open space. We have homes to accommodate all of these plans.

In recognition of the ongoing shift in the structure of U.S. households, we have dramatically broadened the variety of homes and communities we offer. Twenty years ago, our homes and communities were predominantly for growing families. Now our clientele and product lines are much more diverse. In addition to move-up homes, we build empty-nester and active-adult single- and multi-family communities, urban and suburban low-, mid-, and high-rise properties, and resort-style multiple product line master planned communities. We even have numerous designs for multi-generational living.

As we have migrated into new product lines, we have remained focused on maintaining the attention to quality and detail in all facets of our business that is the essence of the Toll Brothers brand. As *Professional Builder®* magazine noted: "Toll Brothers today is arguably at the top of the industry when it comes to its cash position, its leading land positions across the country, its access to and extremely low cost of capital, the strength of its brand, the experience and tenure of its people, its high levels of quality and customer satisfaction, and its ability to execute against a long-term product diversification strategy that is working well and is one that holds great promise for the years to come."

# THE EXCITEMENT OF URBAN LIVING

Since entering the metro New York City market in 2003, Toll Brothers has built a respected urban brand specializing in mid- and high-rise projects — Toll Brothers City Living.® In the metro New York City market, in joint ventures and on our own, we have completed 15 buildings totaling 2,774 units, are in construction on another 5 buildings totaling 833 units, and have an additional 7 buildings totaling 1,123 units in development. We have built in Manhattan, Brooklyn, and Queens and on the northern New Jersey Gold Coast in Hoboken and Jersey City.

We believe there is opportunity to expand our City Living brand into other markets. We have become a significant player in the Philadelphia urban market with over 800 units completed, under construction, or in planning. We are looking for opportunities in Boston, metro San Francisco, and the metro Washington, D.C., area, where we have purchased our first site on which we plan to develop through a joint venture a two-building 585-unit rental complex two blocks from the Washington Nationals baseball stadium.

We have some very exciting projects selling now or coming to market in the near future:

- In June, Mayor Michael Bloomberg named the team of Toll Brothers and Starwood Capital to develop an approximately 123-unit condominium community marketed under the Toll Brothers City Living banner and a luxury 200-room eco-friendly hotel that will carry Starwood Capital's 1 Hotel brand in Brooklyn Bridge Park on the East River. Pierhouse will feature unobstructed views of Lower Manhattan, the Brooklyn Bridge, New York Harbor, and the Statue of Liberty. We expect to begin condominium sales in late 2013. Estimated residential revenues for the joint venture will be $250 million.
- We are in the midst of construction on a 40-story tower in partnership with Equity Residential (EQR), the largest apartment REIT in the United States, at 400 Park Avenue South at 28th Street in Manhattan, south of Grand Central Station. When complete, EQR will own and operate the bottom 22 floors as a luxury rental property and we will own and sell 99 units on the top 18 floors as luxury condominiums. Sales will commence in October 2013. Estimated revenues are $230 million.
- At 160 East 22nd and Third Avenue in Manhattan, we are building a 21-story, 85-unit tower, where we will sell luxury condominiums in Manhattan's prestigious Gramercy Park neighborhood. Sales will commence in March 2013. Estimated revenues are $120 million.
- We are just completing The Touraine, a 22-unit, 15-story boutique condominium building at Lexington Avenue and 65th Street on Manhattan's Upper East Side. The building, in which only the $20 million penthouse is left to sell, is our most expensive property ever, with average sales over $4 million. We will be delivering units starting in early 2013. Total estimated revenues are $110 million.
- In Hoboken, New Jersey, construction has commenced on the third of a four-building 877-unit waterfront complex known as Maxwell Place. The third building will be 12 stories and 210 units. Estimated revenues are $157 million.
- In Jersey City, New Jersey, seven minutes by PATH train to the World Trade Center and Wall Street, we will be developing through a joint venture a 417-unit, 38-story rental tower as part of a three-building, 925-unit complex that will include a community arts center.


Northside Piers | Brooklyn, NY


303 East 33rd | Manhattan, NY


Naval Square | Philadelphia, PA


Northside Piers | Brooklyn, NY



The Orion at Toll Brothers at BackCountry | Highlands Ranch, CO

# TABLE OF CONTENTS — FINANCIALS

# TOLL BROTHERS' 27-YEAR FINANCIAL SUMMARY 1986-2012

## Summary Consolidated Statement of Operations Data *(amounts in thousands, except per share data)*

| Year Ended October 31, | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Revenues | $ 1,882,781 | $ 1,475,881 | $ 1,494,771 | $ 1,755,310 | $ 3,148,166 | $ 4,635,093 | $ 6,115,280 | $ 5,759,301 | $ 3,839,451 | $ 2,731,044 | $ 2,279,261 |
| Income (loss) before income taxes | $ 112,942 | $ (29,366) | $ (117,187) | $ (496,465) | $ (466,787) | $ 70,680 | $ 1,126,616 | $ 1,323,128 | $ 647,432 | $ 411,153 | $ 347,318 |
| Net income (loss) | $ 487,146 | $ 39,795 | $ (3,374) | $ (755,825) | $ (297,810) | $ 35,651 | $ 687,213 | $ 806,110 | $ 409,111 | $ 259,820 | $ 219,887 |
| Income (loss) per share — Basic | $ 2.91 | $ 0.24 | $ (0.02) | $ (4.68) | $ (1.88) | $ 0.23 | $ 4.45 | $ 5.23 | $ 2.75 | $ 1.84 | $ 1.56 |
| Weighted-average number of shares — Basic | 167,346 | 167,140 | 165,666 | 161,549 | 158,730 | 155,318 | 154,300 | 154,272 | 148,646 | 141,339 | 140,945 |
| Income (loss) per share — Diluted | $ 2.86 | $ 0.24 | $ (0.02) | $ (4.68) | $ (1.88) | $ 0.22 | $ 4.17 | $ 4.78 | $ 2.52 | $ 1.72 | $ 1.46 |
| Weighted-average number of shares — Diluted | 170,154 | 168,381 | 165,666 | 161,549 | 158,730 | 164,166 | 164,852 | 168,552 | 162,330 | 151,083 | 150,959 |

## Summary Consolidated Balance Sheet Data *(amounts in thousands, except per share data)*

| At October 31, | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Cash and marketable securities | $ 1,217,892 | $ 1,139,912 | $ 1,236,927 | $ 1,908,894 | $ 1,633,495 | $ 900,337 | $ 632,524 | $ 689,219 | $ 580,863 | $ 425,251 | $ 102,337 |
| Inventory | $ 3,761,187 | $ 3,416,723 | $ 3,241,725 | $ 3,183,566 | $ 4,127,475 | $ 5,572,655 | $ 6,095,702 | $ 5,068,624 | $ 3,878,260 | $ 3,080,349 | $ 2,551,061 |
| Total assets | $ 6,181,044 | $ 5,055,246 | $ 5,171,555 | $ 5,634,444 | $ 6,586,836 | $ 7,220,316 | $ 7,583,541 | $ 6,343,840 | $ 4,905,578 | $ 3,787,391 | $ 2,895,365 |
| Debt | | | | | | | | | | | |
| Loans payable | $ 99,817 | $ 106,556 | $ 94,491 | $ 472,854 | $ 613,594 | $ 696,814 | $ 736,934 | $ 250,552 | $ 340,380 | $ 281,697 | $ 253,194 |
| Senior notes | 2,080,463 | 1,490,972 | 1,544,110 | 1,587,648 | 1,143,445 | 1,142,306 | 1,141,167 | 1,140,028 | 845,665 | 546,669 | |
| Subordinated notes | | | | 47,872 | 343,000 | 350,000 | 350,000 | 350,000 | 450,000 | 620,000 | 819,663 |
| Mortgage warehouse line | 72,664 | 57,409 | 72,367 | 27,015 | 37,867 | 76,730 | 119,705 | 89,674 | 92,053 | 49,939 | 48,996 |
| Collateralized mortgage obligations | | | | | | | | | | | |
| Total | $ 2,252,944 | $ 1,654,937 | $ 1,710,968 | $ 2,135,389 | $ 2,137,906 | $ 2,265,850 | $ 2,347,806 | $ 1,830,254 | $ 1,728,098 | $ 1,498,305 | $ 1,121,853 |
| Equity | $ 3,127,871 | $ 2,592,551 | $ 2,559,013 | $ 2,516,482 | $ 3,237,653 | $ 3,535,245 | $ 3,423,629 | $ 2,767,511 | $ 1,919,987 | $ 1,476,628 | $ 1,129,509 |
| Number of shares outstanding | 168,637 | 165,729 | 166,408 | 164,725 | 160,369 | 157,008 | 153,899 | 154,943 | 149,642 | 146,644 | 140,432 |
| Book value per share | $ 18.55 | $ 15.64 | $ 15.38 | $ 15.28 | $ 20.19 | $ 22.52 | $ 22.25 | $ 17.86 | $ 12.83 | $ 10.07 | $ 8.04 |
| Return on beginning stockholders' equity | 18.8% | 1.6% | (0.1%) | (23.3.%) | (8.4%) | 1.0% | 24.9% | 42.0% | 27.7% | 23.0% | 24.1% |

## Home Data

| Year Ended October 31, | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Number of homes closed [1] | 3,286 | 2,611 | 2,642 | 2,965 | 4,743 | 6,687 | 8,601 | 8,769 | 6,627 | 4,911 | 4,430 |
| Sales value of homes closed (in 000s) [1] | $ 1,882,781 | $ 1,475,881 | $ 1,494,771 | $ 1,755,310 | $ 3,106,293 | $ 4,495,600 | $ 5,945,169 | $ 5,759,301 | $ 3,839,451 | $ 2,731,044 | $ 2,279,261 |
| Revenues — Percentage of completion (in 000s) | - | - | - | - | 41,873 | 139,493 | 170,111 | | | | |
| Number of homes contracted | 4,159 | 2,784 | 2,605 | 2,450 | 2,927 | 4,440 | 6,164 | 10,372 | 8,684 | 6,132 | 5,070 |
| Sales value of homes contracted (in 000s) | $ 2,557,917 | $ 1,604,827 | $ 1,472,030 | $ 1,304,656 | $ 1,608,191 | $ 3,010,013 | $ 4,460,734 | $ 7,152,463 | $ 5,641,454 | $ 3,475,992 | $ 2,734,457 |
| **At October 31,** | **2012** | **2011** | **2010** | **2009** | **2008** | **2007** | **2006** | **2005** | **2004** | **2003** | **2002** |
| Number of homes in backlog | 2,569 | 1,667 | 1,494 | 1,531 | 2,046 | 3,950 | 6,533 | 8,805 | 6,709 | 4,652 | 3,342 |
| Sales value of homes in backlog (in 000s) [2] | $ 1,669,857 | $ 981,052 | $ 852,106 | $ 874,837 | $ 1,325,491 | $ 2,854,435 | $ 4,488,400 | $ 6,014,648 | $ 4,433,895 | $ 2,631,900 | $ 1,858,784 |
| Number of selling communities | 224 | 215 | 195 | 200 | 273 | 315 | 300 | 230 | 220 | 200 | 170 |
| Home sites | | | | | | | | | | | |
| Owned | 31,327 | 30,199 | 28,891 | 26,872 | 32,081 | 37,139 | 41,808 | 35,838 | 29,804 | 29,081 | 25,822 |
| Optioned | 9,023 | 7,298 | 5,961 | 5,045 | 7,703 | 22,112 | 31,960 | 47,288 | 30,385 | 18,977 | 15,022 |
| Total | 40,350 | 37,497 | 34,852 | 31,917 | 39,784 | 59,251 | 73,768 | 83,126 | 60,189 | 48,058 | 40,844 |

(1) Excludes 88 units with an aggregate delivered value of $86.1 million in fiscal 2008 and 336 units with an aggregate delivered value of $263.3 million in fiscal 2007 that were accounted for using the percentage of completion accounting method.
(2) Net of $55.2 million and $170.1 million of revenues recognized in fiscal 2007 and 2006, respectively, under the percentage of completion accounting method.

| 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 | 1991 | 1990 | 1989 | 1988 | 1987 | 1986 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| $ 2,180,469 | $ 1,762,930 | $ 1,438,171 | $ 1,206,290 | $ 968,253 | $ 759,303 | $ 643,017 | $ 501,822 | $ 392,560 | $ 279,841 | $ 175,971 | $ 198,336 | $ 176,864 | $ 197,027 | $ 134,856 | $ 124,641 |
| $ 337,889 | $ 230,966 | $ 160,432 | $ 132,523 | $ 103,215 | $ 85,793 | $ 79,439 | $ 56,840 | $ 42,820 | $ 27,493 | $ 8,444 | $ 16,801 | $ 21,520 | $ 40,803 | $ 33,346 | $ 23,718 |
| $ 213,673 | $ 145,943 | $ 101,566 | $ 84,704 | $ 65,075 | $ 53,744 | $ 49,932 | $ 36,177 | $ 28,058 | $ 16,538 | $ 5,013 | $ 9,988 | $ 13,127 | $ 24,074 | $ 17,173 | $ 11,861 |
| $ 1.49 | $ 1.01 | $ 0.69 | $ 0.58 | $ 0.48 | $ 0.40 | $ 0.37 | $ 0.27 | $ 0.21 | $ 0.13 | $ 0.04 | $ 0.08 | $ 0.11 | $ 0.20 | $ 0.14 | $ 0.11 |
| 143,340 | 145,075 | 146,756 | 153,441 | 136,508 | 135,460 | 134,040 | 133,592 | 132,924 | 132,088 | 124,992 | 118,856 | 119,776 | 120,612 | 121,540 | 111,812 |
| $ 1.38 | $ 0.98 | $ 0.68 | $ 0.55 | $ 0.44 | $ 0.36 | $ 0.34 | $ 0.25 | $ 0.21 | $ 0.12 | $ 0.04 | $ 0.08 | $ 0.11 | $ 0.20 | $ 0.14 | $ 0.11 |
| 154,734 | 149,651 | 149,744 | 153,441 | 149,049 | 147,516 | 145,440 | 142,620 | 133,868 | 132,936 | 125,648 | 118,856 | 119,880 | 120,612 | 121,540 | 111,812 |

| 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 | 1991 | 1990 | 1989 | 1988 | 1987 | 1986 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| $ 182,840 | $ 161,860 | $ 96,484 | $ 80,143 | $ 147,575 | $ 22,891 | $ 27,772 | $ 38,026 | $ 32,329 | $ 33,407 | $ 31,475 | $ 10,379 | $ 9,160 | $ 27,110 | $ 18,009 | $ 14,720 |
| $ 2,183,541 | $ 1,712,383 | $ 1,443,282 | $ 1,111,863 | $ 921,595 | $ 772,471 | $ 623,830 | $ 506,347 | $ 402,515 | $ 287,844 | $ 222,775 | $ 240,155 | $ 256,934 | $ 206,593 | $ 143,894 | $ 66,543 |
| $ 2,532,200 | $ 2,030,254 | $ 1,668,062 | $ 1,254,468 | $ 1,118,626 | $ 837,926 | $ 692,457 | $ 586,893 | $ 475,998 | $ 384,836 | $ 312,424 | $ 316,534 | $ 348,163 | $ 256,611 | $ 181,765 | $ 108,185 |
| $ 362,712 | $ 326,537 | $ 213,317 | $ 182,292 | $ 189,579 | $ 132,109 | $ 59,057 | $ 17,506 | $ 24,779 | $ 25,756 | $ 49,943 | $ 71,707 | $ 95,508 | $ 74,048 | $ 55,545 | $ 12,474 |
| 669,581 | 469,499 | 469,418 | 269,296 | 319,924 | 208,415 | 221,226 | 227,969 | 174,442 | 128,854 | 55,513 | 61,474 | 69,681 | 69,635 | 29,967 | 29,963 |
| 24,754 | | | | | | | | | | | | | | 382 | 5,969 |
| | | 1,145 | 1,384 | 2,577 | 2,816 | 3,912 | 4,686 | 10,810 | 24,403 | 39,864 | 45,988 | 52,617 | | | |
| $ 1,057,047 | $ 796,036 | $ 683,880 | $ 452,972 | $ 512,080 | $ 343,340 | $ 284,195 | $ 250,161 | $ 210,031 | $ 179,013 | $ 145,320 | $ 179,169 | $ 217,806 | $ 143,683 | $ 85,894 | $ 48,406 |
| $ 912,583 | $ 745,145 | $ 616,334 | $ 525,756 | $ 385,252 | $ 314,677 | $ 256,659 | $ 204,176 | $ 167,136 | $ 136,605 | $ 118,195 | $ 94,959 | $ 85,832 | $ 73,305 | $ 48,842 | $ 31,405 |
| 139,112 | 143,580 | 145,814 | 147,742 | 137,102 | 135,674 | 134,552 | 133,692 | 133,276 | 132,348 | 131,248 | 118,736 | 119,652 | 120,168 | 120,268 | 119,972 |
| $ 6.56 | $ 5.19 | $ 4.23 | $ 3.56 | $ 2.81 | $ 2.32 | $ 1.91 | $ 1.53 | $ 1.25 | $ 1.03 | $ 0.90 | $ 0.80 | $ 0.72 | $ 0.61 | $ 0.41 | $ 0.26 |
| 28.7% | 23.7% | 19.3% | 22.0% | 20.7% | 20.9% | 24.5% | 21.7% | 20.6% | 14.0% | 5.3% | 11.7% | 18.0% | 49.3% | 54.7% | 122.5% |

| 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 | 1991 | 1990 | 1989 | 1988 | 1987 | 1986 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4,358 | 3,945 | 3,555 | 3,099 | 2,517 | 2,109 | 1,825 | 1,583 | 1,324 | 1,019 | 676 | 727 | 676 | 778 | 674 | 802 |
| $ 2,180,469 | $ 1,762,930 | $ 1,438,171 | $ 1,206,290 | $ 968,253 | $ 759,303 | $ 643,017 | $ 501,822 | $ 392,560 | $ 279,841 | $ 175,971 | $ 198,336 | $ 176,864 | $ 197,027 | $ 134,856 | $ 124,641 |
| 4,314 | 4,364 | 3,799 | 3,387 | 2,701 | 2,398 | 1,846 | 1,716 | 1,595 | 1,202 | 863 | 612 | 704 | 656 | 756 | 832 |
| $ 2,158,536 | $ 2,134,522 | $ 1,627,849 | $ 1,383,093 | $ 1,069,279 | $ 884,677 | $ 660,467 | $ 586,941 | $ 490,883 | $ 342,811 | $ 230,324 | $ 163,975 | $ 185,255 | $ 162,504 | $ 190,680 | $ 133,369 |
| 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 | 1991 | 1990 | 1989 | 1988 | 1987 | 1986 |
| 2,702 | 2,746 | 2,327 | 1,892 | 1,551 | 1,367 | 1,078 | 1,025 | 892 | 621 | 438 | 251 | 366 | 338 | 460 | 378 |
| $ 1,403,588 | $ 1,425,521 | $ 1,053,929 | $ 814,714 | $ 627,220 | $ 526,194 | $ 400,820 | $ 370,560 | $ 285,441 | $ 187,118 | $ 124,148 | $ 69,795 | $ 104,156 | $ 95,765 | $ 130,288 | $ 74,194 |
| 155 | 146 | 140 | 122 | 116 | 100 | 97 | 80 | 67 | 62 | 42 | 41 | 40 | 26 | 21 | 15 |
| 25,981 | 22,275 | 23,163 | 15,578 | 12,820 | 12,065 | 9,542 | 6,779 | 5,744 | 5,633 | 3,974 | 4,548 | 5,075 | 4,724 | 2,147 | 1,461 |
| 13,165 | 10,843 | 11,268 | 14,803 | 9,145 | 5,237 | 5,042 | 4,445 | 4,271 | 3,592 | 3,281 | 2,117 | 2,832 | 4,041 | 7,141 | 4,853 |
| 39,146 | 33,118 | 34,431 | 30,381 | 21,965 | 17,302 | 14,584 | 11,224 | 10,015 | 9,225 | 7,255 | 6,665 | 7,907 | 8,765 | 9,288 | 6,314 |

# Management's Discussion and Analysis of Financial Condition and Results of Operations

Unless otherwise stated in this report, net contracts signed represents a number or value equal to the gross number or value of contracts signed during the relevant period, less the number or value of contracts canceled during the relevant period, which includes contracts that were signed during the relevant period and in prior periods.

## Overview

### Our Business

We design, build, market and arrange financing for detached and attached homes in luxury residential communities. We are also involved, directly and through joint ventures, in projects where we are building or converting existing rental apartment buildings into, high-, mid- and low-rise luxury homes. We are also developing, through joint ventures, a high-rise luxury condominium/hotel project and a for-rent luxury apartment complex. We cater to move-up, empty-nester, active-adult, age-qualified and second-home buyers in the United States. At October 31, 2012, we were operating in 19 states. In the five years ended October 31, 2012, we delivered 16,247 homes from 530 communities, including 3,286 homes from 280 communities in fiscal 2012. In addition, we invest in distressed real estate opportunities through our subsidiary, Gibraltar Capital and Asset Management LLC ("Gibraltar").

### Fiscal 2012 Financial Highlights

In the twelve-month period ended October 31, 2012, we recognized $1.88 billion of revenues and net income of $487.1 million, as compared to $1.48 billion of revenues and net income of $39.8 million in fiscal 2011. The fiscal 2012 net income included an income tax benefit of $394.7 million primarily related to the reversal of deferred tax asset valuation allowances and $14.7 million of inventory impairment charges and write-offs. Fiscal 2011 income included $51.8 million of inventory impairments and write-offs, $40.9 million of impairment charges related to our investments in unconsolidated entities, $3.8 million of expenses related to repurchases of our debt, and an income tax benefit of $69.2 million.

At October 31, 2012, we had $1.22 billion of cash, cash equivalents and marketable securities on hand and approximately $814.9 million available under our $885.0 million revolving credit facility that matures in October 2014. During fiscal 2012, we issued $587.5 million of senior notes and exchanged $119.9 million of senior notes maturing in 2022 for $117.6 million of senior notes maturing in fiscal 2013.

### Our Challenging Business Environment and Current Outlook

We believe that, in fiscal 2012, the housing market began to recover from the significant slowdown that started in the fourth quarter of our fiscal year ended October 31, 2005. During fiscal 2012, we, and many of the other public home builders, have seen a strong recovery in the number of new sales contracts signed. Our net contracts signed in fiscal 2012, as compared to fiscal 2011, increased nearly 50% in the number of net contracts signed and 59% in the value of net contracts signed. Although the number and value of our net contracts signed increased in fiscal 2012 over fiscal 2011, they were still significantly below what we recorded in fiscal 2005.

We believe that, as the unemployment rate has declined and confidence has improved, pent-up demand has begun to be released. Additionally, rising home prices, reduced inventory, and low mortgage rates have resulted in increased demand, although still below historical levels. We believe that the key to a full recovery in our business depends on these factors as well as a sustained stabilization of financial markets and the economy in general.

We are still impacted by the slowdown, which we believe started with a decline in consumer confidence, an overall softening of demand for new homes and an oversupply of homes available for sale. The slowdown was exacerbated by, among other things, a decline in the overall economy, increased unemployment, the large number of homes that were vacant, homes that had been foreclosed on due to the economic downturn, a fear of job loss, a decline in home prices and the resulting reduction in home equity, the inability of some of our home buyers, or some prospective buyers of their homes, to sell their current homes, the deterioration in the credit markets, and the direct and indirect impact of the turmoil in the mortgage loan market.

We believe that the demographics of the move-up, empty-nester, active-adult, age-qualified and second-home upscale markets will provide us with the potential for growth in the coming decade. According to the U.S. Census Bureau, the number of households earning $100,000 or more (in constant 2011 dollars) at September 2012 stood at 25.4 million, or approximately 17.3% of all U.S. households. This group has grown at three times the rate of increase of all U.S. households since 1980. According to Harvard University's June 2012 "The State of the Nations Housing," the growth and aging of the current population, assuming the economic recovery is sustained over the next few years, supports the addition of about one million new household formations per year during the next decade.

According to the U.S. Census Bureau, during the period 1970 through 2007, total housing starts in the United States averaged approximately 1.26 million per year, while in the period 2008 through 2011, total housing starts averaged approximately 0.66 million per year. In addition, based on the trend of household formations in relation to population growth during the period 2000 through 2007, the number of households formed in the four-year period of 2008 through 2011 was approximately 2.3 million fewer than would have been expected.

We believe many of our target customers generally have remained employed during this downturn; however, we believe many deferred their home buying decisions because of concerns over the direction of the economy, the direction of home prices, and their ability to sell their existing home. Additionally, rising home prices, reduced inventory, and low mortgage rates have resulted in increased demand, although still below historical levels. We believe that a full recovery in our business depends on these factors as well as a sustained stabilization of financial markets and the economy in general.

In many markets, the pipeline of approved and improved home sites has dwindled as builders and developers have lacked both the capital and the economic benefit for bringing sites through approvals. Therefore, we believe that as demand continues to strengthen, builders and developers with approved land in well-located markets will be poised to benefit. We believe that this will be particularly true for us because our land portfolio is heavily weighted in the metro-Washington, DC to metro-Boston corridor where land is scarce, approvals are more difficult to obtain and overbuilding has been relatively less prevalent than in the Southeast and Western regions.

We continue to believe that many of our communities are in desirable locations that are difficult to replace and in markets where approvals have been increasingly difficult to achieve. We believe that many of these communities have substantial embedded value that may be realized in the future as the housing recovery strengthens.

## Competitive Landscape

Based on our experience during prior downturns in the housing industry, we believe that attractive land acquisition opportunities arise in difficult times for those builders that have the financial strength to take advantage of them. In the current environment, we believe our strong balance sheet, liquidity, access to capital, broad geographic presence, diversified product line, experienced personnel and national brand name all position us well for such opportunities now and in the future.

We continue to see reduced competition from the small and mid-sized private builders that had been our primary competitors in the luxury market. We believe that many of these builders are no longer in business and that access to capital by the remaining private builders is already severely constrained. We envision that there are fewer and more selective lenders serving our industry as the market rebounds and that those lenders likely will gravitate to the home building companies that offer them the greatest security, the strongest balance sheets and the broadest array of potential business opportunities. While some builders may re-emerge with new capital, the scarcity of attractive land is a further impediment to their re-emergence. We believe that reduced competition, combined with attractive long-term demographics, will reward those well-capitalized builders that can persevere through the current challenging environment.

We believe that geographic and product diversification, access to lower-cost capital and strong demographics benefit those builders, like us, who can control land and persevere through the increasingly difficult regulatory approval process. We believe that these factors favor a large publicly traded home building company with the capital and expertise to control home sites and gain market share. We also believe that over the past five years, many builders and land developers reduced the number of home sites that were taken through the approval process. The process continues to be difficult and lengthy, and the political pressure from no-growth proponents continues to increase, but we believe our expertise in taking land through the approval process and our already-approved land positions will allow us to grow in the years to come as market conditions improve.

## Land Acquisition and Development

Because of the length of time that it takes to obtain the necessary approvals on a property, complete the land improvements on it and deliver a home after a home buyer signs an agreement of sale, we are subject to many risks. In certain cases, we attempt to reduce some of these risks by utilizing one or more of the following methods: controlling land for future development through options (also referred to herein as "land purchase contracts" or "option and purchase agreements"), thus allowing the necessary governmental approvals to be obtained before acquiring title to the land; generally commencing construction of a detached home only after executing an agreement of sale and receiving a substantial down payment from the buyer; and using subcontractors to perform home construction and land development work on a fixed-price basis.

In response to the decline in market conditions over the past several years, we re-evaluated and renegotiated or canceled many of our land purchase contracts. In addition, we sold, and may continue to sell, certain parcels of land that we identified as non-strategic. As a result, we reduced our land position from a high of approximately 91,200 home sites at April 30, 2006 to a low of approximately 31,700 home sites at January 31, 2010. Based on our belief that the housing market has begun to recover, the increased attractiveness of land available for purchase and the revival of demand in certain areas, we have begun to increase our land positions. During fiscal 2012 and 2011, we acquired control of approximately 6,100 home sites (net of options terminated) and 5,300 home sites (net of options terminated), respectively. In addition, in November 2012, we entered into an agreement with one of our joint venture partners to acquire approximately 800 lots from the joint venture. Of the 6,100 home sites we acquired control of in fiscal 2012, approximately 1,500 home sites were from the CamWest asset purchase. At October 31, 2012, we controlled approximately 40,350 home sites of which we owned approximately 31,300. Significant improvements were completed on approximately 12,700 of the 31,300 home sites. At October 31, 2012, we were selling from 224 communities, compared to 215 at October 31, 2011 and 195 communities at October 31, 2010. Our November 2011 acquisition of CamWest assets increased our selling community count by 15.

We expect to be selling from 225 to 255 communities at October 31, 2013. At October 31, 2012, we had 50 communities that were temporarily closed due to market conditions.

## Availability of Customer Mortgage Financing

We maintain relationships with a widely diversified group of mortgage financial institutions, many of which are among the largest and, we believe, most reliable in the industry. We believe that regional and community banks continue to recognize the long-term value in creating relationships with high-quality, affluent customers such as our home buyers, and these banks continue to provide such customers with financing.

We believe that our home buyers generally are, and should continue to be, better able to secure mortgages due to their typically lower loan-to-value ratios and attractive credit profiles as compared to the average home buyer. Nevertheless, in recent years, tightened credit standards have shrunk the pool of potential home buyers and hindered accessibility of or eliminated certain loan products previously available to our home buyers. Our home buyers continue to face stricter mortgage underwriting guidelines, higher down payment requirements and narrower appraisal guidelines than in the past. In addition, some of our home buyers continue to find it more difficult to sell their existing homes as prospective buyers of their homes may face difficulties obtaining a mortgage. In addition, other potential buyers may have little or negative equity in their existing homes and may not be able or willing to purchase a larger or more expensive home.

While the range of mortgage products available to a potential home buyer is not what it was in the period 2005 through 2007, we have seen improvements over the past two years. Indications from industry participants, including commercial banks, mortgage banks, mortgage real estate investment trusts and mortgage insurance companies are that availability, parameters and pricing of jumbo loans are all improving. We believe that improvement should not only enhance financing alternatives for existing jumbo buyers, but also help to offset the reduction in Fannie Mae/Freddie Mac-eligible loan amounts in some markets. Based on the mortgages provided by our mortgage subsidiary, we do not expect the change in the Fannie Mae/Freddie Mac-eligible loan amounts to have a significant impact on our business.

There has been significant media attention given to mortgage put-backs, a practice by which a buyer of a mortgage loan tries to recoup losses from the loan originator. We do not believe this is a material issue for our mortgage subsidiary. Of the approximately 15,700 loans sold by our mortgage subsidiary since November 1, 2004, only 31 have been the subject of either actual indemnification payments or take-backs or contingent liability loss provisions related thereto. We believe that this is due to (i) our typical home buyer's financial position and sophistication, (ii) on average, our home buyers who use mortgage financing to purchase a home pay approximately 30% of the purchase price in cash, (iii) our general practice of not originating certain loan types such as option adjustable rate mortgages and down payment assistance products, and our origination of few sub-prime and high loan-to-value/no documentation loans, (iv) our elimination of "early payment default" provisions from each of our agreements with our mortgage investors several years ago, and (v) the quality of our controls, processes and personnel in our mortgage subsidiary.

The Dodd-Frank Wall Street Reform and Consumer Protection Act provides for a number of new requirements relating to residential mortgage lending practices, many of which are subject to further potential rulemaking. These include, among others, minimum standards for mortgages and related lender practices, the definitions and parameters of a Qualified Mortgage and a Qualified Residential Mortgage, future risk retention requirements, limitations on certain fees, prohibition of certain tying arrangements and remedies for borrowers in foreclosure proceedings in the event that a lender violates fee limitations or minimum standards. The ultimate effect of such provisions on lending institutions, including our mortgage subsidiary, will depend on the rules that are ultimately promulgated.

### Gibraltar

We continue to look for distressed real estate opportunities through Gibraltar. Gibraltar continues to selectively review a steady flow of new opportunities, including bank portfolios and other distressed real estate investments. In fiscal 2012, Gibraltar acquired 12 non-performing loans with an unpaid principal balance of approximately $56.6 million. The loans acquired included non-performing loans primarily secured by commercial land and buildings in various stages of completion. The portfolios that Gibraltar previously acquired were primarily residential acquisition, development, and construction loans secured by properties in various stages of completion.

At October 31, 2012, Gibraltar had direct investments in loan portfolios, real estate owned and participations in a loan portfolio and real estate owned of approximately $95.5 million and an investment in a structured asset joint venture of $37.3 million. At October 31, 2012, Gibraltar, directly and through a loan participation, controlled 109 loans and properties with a net unpaid principal of the loans or estimated fair value of the properties of approximately $195.9 million.

During the fiscal years ended October 31, 2012 and 2011, we recognized income of $7.2 million and $6.9 million from the Gibraltar operations, respectively, including its equity in the earnings from its investment in a structured asset joint venture.

## Contracts and Backlog

The aggregate value of gross sales contracts signed increased 56.1% in fiscal 2012, as compared to fiscal 2011, and 8.7% in fiscal 2011, as compared to fiscal 2010. The value of gross sales contracts signed was $2.67 billion (4,341 homes) in fiscal 2012, $1.71 billion (2,965 homes) in fiscal 2011 and $1.57 billion (2,789 homes) in fiscal 2010. The increase in the aggregate value of gross contracts signed in fiscal 2012, as compared to fiscal 2011, was the result of a 46.4% increase in the number of gross contracts signed, and a 6.6% increase in the average value of each contract signed. The increase in the number of gross contracts signed in fiscal 2012, as compared to fiscal 2011, was primarily due to the beginning of the recovery in the U.S. housing market in fiscal 2012, reduced competition from the small and mid-sized private builders that had been our primary competitors in the luxury market, and a 10% increase in the average number of selling communities in fiscal 2012, as compared to fiscal 2011.

The increase in the aggregate value of gross contracts signed in fiscal 2011, as compared to fiscal 2010, was the result of a 6.3% increase in the number of gross contracts signed, and a 2.3% increase in the average value of each contract signed. The increase in the number of gross contracts signed in fiscal 2011, as compared to fiscal 2010, was primarily due to the increase in the number of selling communities in fiscal 2011.

In fiscal 2012, 2011, 2010 and 2009, home buyers canceled $107.3 million (182 homes), $102.8 million (181 homes), $98.3 million (184 homes) and $321.2 million (453 homes) of signed contracts, respectively. As a percentage of the number of gross contracts signed in fiscal 2012, 2011, 2010 and 2009, home buyers canceled 4.2%, 6.1%, 6.6% and 15.6%, in those respective years, and 4.0%, 6.0%, 6.3%, and 19.8% of the value of gross contracts signed in those respective years. Our contract cancellation rates in fiscal 2012, 2011 and 2010 were comparable to the cancellation rates prior to fiscal 2006.

The aggregate value of net contracts signed increased 59.4% in fiscal 2012, as compared to fiscal 2011. The value of net contracts signed was $2.56 billion (4,159 homes) in fiscal 2012 and $1.60 billion (2,784 homes) in fiscal 2011. The increase in fiscal 2012, as compared to fiscal 2011, was the result of a 49.4% increase in the number of net contracts signed, and a 6.7% increase in the average value of each contract signed. The increase in the number of net contracts signed in fiscal 2012, as compared to fiscal 2011, was the result of the higher number of gross contracts signed in fiscal 2012 and the reduced rate of contract cancellations in fiscal 2012, as compared to fiscal 2011.

The aggregate value of net contracts signed increased 9.0% in fiscal 2011, as compared to fiscal 2010. The value of net contracts signed was $1.60 billion (2,784 homes) in fiscal 2011, $1.47 billion (2,605 homes) in fiscal 2010 and $1.30 billion (2,450 homes) in fiscal 2009. The increase in fiscal 2011, as compared to fiscal 2010, was the result of a 6.9% increase in the number of net contracts signed, and a 2.0% increase in the average value of each contract signed. The increase in the number of contracts signed in fiscal 2011 was primarily due to the increased number of communities that we had open for sale in fiscal 2011, as compared to fiscal 2010.

Backlog consists of homes under contract but not yet delivered to our home buyers. The value of our backlog at October 31, 2012, 2011 and 2010 was $1.67 billion (2,569 homes), $981.1 million (1,667 homes) and $852.1 million (1,494 homes), respectively.

The 70.2% and 54.1% increase in the value and number of homes in backlog at October 31, 2012, as compared to October 31, 2011, was due to the increase in the number and the average value of net contracts signed in fiscal 2012, as compared to fiscal 2011 and the higher value and number of homes in backlog at October 31, 2011 as compared to October 31, 2010, offset, in part, by the increase in the aggregate value and number of our deliveries in fiscal 2012, as compared to the aggregate value and number of deliveries in fiscal 2011.

The 15.1% and 11.6% increase in the value and number of homes in backlog at October 31, 2011 as compared to October 31, 2010, was due to the increase in the number and average value of net contracts signed in fiscal 2011, as compared to fiscal 2010 and the decrease in the aggregate value and number of our deliveries in fiscal 2011, as compared to the aggregate value and number of deliveries in fiscal 2010, offset, in part, by the lower value of our backlog at October 31, 2010, as compared to our backlog at October 31, 2009.

The decrease in backlog at October 31, 2010, as compared to the backlog at October 31, 2009, was primarily attributable to the continued decline in the new home market and the decrease in the value and number of net contracts signed in fiscal 2010, as compared to fiscal 2009, offset, in part, by lower deliveries in fiscal 2010, as compared to fiscal 2009.

For more information regarding revenues, gross contracts signed, contract cancellations and net contracts signed by geographic segment, see "Geographic Segments" in this MD&A.

## Critical Accounting Policies

We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

### Inventory

Inventory is stated at cost unless an impairment exists, in which case it is written down to fair value in accordance with GAAP. In addition to direct land acquisition, land development and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during periods beginning with the commencement of development and ending with the completion of construction. For those communities that have been temporarily closed, no additional capitalized interest is allocated to the community's inventory until it re-opens, and other carrying costs are expensed as incurred. Once a parcel of land has been approved for development and we open the community, it can typically take four or more years to fully develop, sell and deliver all the homes in that community. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. Our master planned communities, consisting of several smaller communities, may take up to ten years or more to complete. Because our inventory is considered a long-lived asset under GAAP, we are required to regularly review the carrying value of each of our communities and write down the value of those communities when we believe the values are not recoverable.

CURRENT COMMUNITIES: When the profitability of a current community deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of a community, we use various estimates such as: (i) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by us or by other builders; (ii) the expected sales prices and sales incentives to be offered in a community; (iii) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, home construction costs, interest costs and overhead costs; (iv) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost or the number of homes that can be built in a particular community; and (v) alternative uses for the property, such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.

FUTURE COMMUNITIES: We evaluate all land held for future communities or future sections of current communities, whether owned or optioned, to determine whether or not we expect to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for current communities described above, as well as an evaluation of the regulatory environment in which the land is located and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain those approvals and the possible concessions that will be required to be given in order to obtain them. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built. Based upon this review, we decide (i) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (ii) as to land we own, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. We then further determine whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to cost of revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to us at the time such estimates are made and our expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, we may be required to recognize additional impairment charges and write-offs related to current and future communities.

We provided for inventory impairment charges and the expensing of costs that we believed not to be recoverable in each of the three fiscal years ended October 31, 2012, 2011 and 2010 as shown in the table below (amounts in thousands).

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Land controlled for future communities | $ 451 | $ 17,752 | $ 6,069 |
| Land owned for future communities | 1,218 | 17,000 | 55,700 |
| Operating communities | 13,070 | 17,085 | 53,489 |
| | $ 14,739 | $ 51,837 | $ 115,258 |

The table below provides, for the periods indicated, the number of operating communities that we reviewed for potential impairment, the number of operating communities in which we recognized impairment charges, the amount of impairment charges recognized, and, as of the end of the period indicated, the fair value of those communities, net of impairment charges ($ amounts in thousands).

| | | Impaired operating communities | | |
|---|---|---|---|---|
| Three months ended: | Number of communities tested | Number of communities | Fair value of communities, net of impairment charges | Impairment charges |
| Fiscal 2012: | | | | |
| January 31 | 113 | 8 | $ 49,758 | $ 6,425 |
| April 30 | 115 | 2 | $ 22,962 | 2,560 |
| July 31 | 115 | 4 | $ 6,609 | 2,685 |
| October 31 | 108 | 3 | $ 9,319 | 1,400 |
| | | | | $ 13,070 |
| Fiscal 2011: | | | | |
| January 31 | 143 | 6 | $ 56,105 | $ 5,475 |
| April 30 | 142 | 9 | $ 40,765 | 10,725 |
| July 31 | 129 | 2 | $ 867 | 175 |
| October 31 | 114 | 3 | $ 3,367 | 710 |
| | | | | $ 17,085 |
| Fiscal 2010: | | | | |
| January 31 | 260 | 14 | $ 60,519 | $ 22,750 |
| April 30 | 161 | 7 | $ 53,594 | 15,020 |
| July 31 | 155 | 7 | $ 21,457 | 6,600 |
| October 31 | 144 | 12 | $ 39,209 | 9,119 |
| | | | | $ 53,489 |

## Income Taxes — Valuation Allowance

Significant judgment is applied in assessing the realizability of deferred tax assets. In accordance with GAAP, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. We assess the need for valuation allowances for deferred tax assets based on GAAP's "more-likely-than-not" realization threshold criteria. In our assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. This assessment considers, among other matters, the nature, consistency and magnitude of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, our experience with operating loss and tax credit carryforwards being used before expiration, and tax planning alternatives.

Our assessment of the need for a valuation allowance on our deferred tax assets includes assessing the likely future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Changes in existing tax laws or rates could affect our actual tax results and our future business results may affect the amount of our deferred tax liabilities or the valuation of our deferred tax assets over time. Our accounting for deferred tax assets represents our best estimate of future events.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), actual results could differ from the estimates used in our analysis. Our assumptions require significant judgment because the residential home building industry is cyclical and is highly sensitive to changes in economic conditions. If our results of operations are less than projected and there is insufficient objectively verifiable positive evidence to support the "more-likely-than-not" realization of our deferred tax assets, a valuation allowance would be required to reduce or eliminate our deferred tax assets.

Our deferred tax assets consist principally of the recognition of losses primarily driven by inventory impairments and impairments of investments in and advances to unconsolidated entities. In accordance with GAAP, we assessed whether a valuation allowance should be established based on our determination of whether it was "more likely than not" that some portion or all of the deferred tax assets would not be realized. In fiscal 2009, we recorded valuation allowances against substantially all of our deferred tax assets. We believed that the continued downturn in the housing market, the uncertainty as to its length and magnitude, our continued recognition of impairment charges, and our recent operating losses were significant negative evidence of the need for a valuation allowance against our deferred tax assets.

For federal income tax purposes, we are allowed to carry forward tax losses for 20 years and apply such tax losses to future taxable income to realize our federal deferred tax assets. At October 31, 2012, we estimate that we will have federal tax loss carryfowards of approximately $106.3 million resulting from losses incurred for federal income tax purposes during fiscal years 2011 and 2012.

We file tax returns in the various states in which we do business. Each state has its own statutes regarding the use of tax loss carryforwards. Some of the states in which we do business do not allow for the carry forward of losses while others allow for carry forwards for 5 years to 20 years.

At October 31, 2012, we re-evaluated the evidence related to the need for our deferred tax asset valuation allowances and determined that the valuation allowance on our federal deferred tax assets and certain state valuation allowances were no longer needed because of sufficient positive objective evidence. That evidence principally consisted of (i) an indication that the events and conditions that gave rise to significant reported losses in recent years were unlikely to recur in the foreseeable future, (ii) a return to profitability in 2012, (iii) strong backlog evidencing that profitability will likely increase in 2013, and (iv) long net operating loss carryfoward periods that provide evidence that even without significant growth these deferred tax assets will more likely than not be realized. Some of the evidence considered was as follows:

- We incurred pre-tax losses from 2008 through 2011 totaling $1.1 billion. These losses were driven primarily by impairments of land, options, inventory and joint ventures which aggregated approximately $1.53 billion during that period. The impairment charges were triggered by the most severe and longest downturn in the U.S. housing industry.
- We generated pre-tax income of $132.1 million since May 2011. This included generating pre-tax income in five out of the past six consecutive quarters. Our operations have been profitable in each of the last ten quarters excluding impairment charges.
- Impairment charges in fiscal 2012 decreased to $14.7 million due to the strength of the recovery in the housing industry and the lower carrying value of our inventories and joint venture investments as a result of the significant writedowns recognized on them over the period from 2005 through 2011.
- The value of new contracts signed in fiscal 2012 increased 59% over fiscal 2011. Our cancellation rate of 4.2% in units and 4.0% in value is the lowest it has been since before 2006.
- We are expecting significant revenue and pre-tax income growth in fiscal 2013 which is supported by our backlog as well as the continued improvement in housing industry trends. Our backlog at October 31, 2012, which totaled $1.67 billion, is the highest it has been since 2008. Our backlog is a strong indicator of our next eight months of operations as we require a signed agreement of sale and a significant cash deposit for a sale to be included in backlog. We have objective and verifiable positive evidence summarized more fully below, that we will continue to be profitable, in fiscal 2013 due to our backlog. That positive evidence in tandem with other positive evidence provides the basis for overcoming the negative evidence. Even without growth in our profits over 2012 levels of profitability, we would realize our federal deferred tax assets in less than 10 years.
- Based on our belief that the recovery in the housing market will be sustained, we expect to continue to grow revenues and be profitable beyond fiscal 2013.
- Housing market indices have shown positive gains over the past year. Unemployment rates continue to decrease from October 2010, consumer confidence has shown continued improvement and housing affordability is at near record levels. The October 2012 seasonally adjusted annual rate of housing starts was 894,000, as compared to 630,000 in October 2011 which represents an increase of 42%. The improvement in the housing market has been experienced by all the major public home builders. The financial community and economists are optimistic regarding the housing trends going into 2013.
- There is significant pent-up demand for housing that we believe will support a prolonged recovery. According to the U.S. Census Bureau, during the period 1970 through 2007, total housing starts in the United States averaged approximately 1.26 million per year, while in the period 2008 through 2011, total housing starts averaged approximately 0.66 million per year. In addition, based on the trend of household formations in relation to population growth during the period 2000 through 2007, the number of household formations in the four year period of 2008 through 2011 was approximately 2.3 million less than would have been expected.

- We believe that the demographics of the move-up, empty-nester, active-adult, age-qualified and second-home upscale markets will provide us with the potential for growth in the coming decade. According to the U.S. Census Bureau, the number of households earning $100,000 or more (in constant 2011 dollars) at September 2011 stood at 25.4 million, or approximately 17.3% of all U.S. households. This group has grown at three times the rate of increase of all U.S. households since 1980. According to Harvard University's June 2012 "The State of the Nation's Housing", the growth and aging of the current population and assuming the economic recovery is sustained over the next few years supports the addition of about one million new household formations per year during the next decade.
- We have emerged from the downturn with reduced competition and thus an increased market share. We believe that many home builders in the area in which we operate are no longer in business and that access to capital by the remaining ones is already severely constrained. The seasonally adjusted annual rate of housing starts in October 2012 increased 42% over the October 2011 rate, whereas the increase in the number of our signed contracts in fiscal 2012 was 49%. The excess of our contracts signed versus the housing starts evidence the additional market share we have gained over the past year.

### Revenue and Cost Recognition

The construction time of our homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. For detached homes, closing normally occurs shortly after construction is substantially completed.

For our standard attached and detached homes, land, land development and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development and related costs of master planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

For high-rise/mid-rise projects, land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Forfeited customer deposits are recognized in other income-net in our Consolidated Statements of Operations in the period in which we determine that the customer will not complete the purchase of the home and we have the right to retain the deposit.

SALES INCENTIVES: In order to promote sales of our homes, we grant our home buyers sales incentives from time-to-time. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as special or additional options, are generally reflected as a reduction in sales revenues. Incentives that we pay to an outside party, such as paying some or all of a home buyer's closing costs, are recorded as an additional cost of revenues. Incentives are recognized at the time the home is delivered to the home buyer and we receive the sales proceeds.

## Off-Balance Sheet Arrangements

We have investments in and advances to various unconsolidated entities. At October 31, 2012, we had investments in and advances to these entities of $330.6 million, and were committed to invest or advance $97.0 million to these entities if they require additional funding. In addition, we have guaranteed approximately $9.8 million of payments under a ground lease for one of the unconsolidated entities. Our investments in these entities are accounted for using the equity method.

The trends, uncertainties or other factors that have negatively impacted our business and the industry in general have also impacted the unconsolidated entities in which we have investments. We review each of our investments on a quarterly basis for indicators of impairment. A series of operating losses of an investee, the inability to recover our invested capital, or other factors may indicate that a loss in value of our investment in the unconsolidated entity has occurred. If a loss exists, we further review to determine if the loss is other than temporary, in which case, we write down the investment to its fair value. The evaluation of our investment in unconsolidated entities entails a detailed cash flow analysis using many estimates, including, but, not limited to expected sales pace, expected sales prices, expected incentives, costs incurred and anticipated, sufficiency of financing and capital, competition, market conditions and anticipated cash receipts, in order to determine projected future distributions. Each of the unconsolidated entities evaluates its inventory in a similar manner as we do. See "Critical Accounting Policies — Inventory" in this MD&A for more detailed disclosure on our evaluation of inventory. If a valuation adjustment is recorded by an unconsolidated entity related to its assets, our proportionate share is reflected in (loss) income from unconsolidated entities with a corresponding decrease to our investment in unconsolidated entities. During fiscal 2011, based upon our evaluation of the fair value of our investments in unconsolidated entities, we determined, due to the continued deterioration of the market in which some of our unconsolidated entities operate, that there was an other than temporary impairment of our investments in these unconsolidated entities. Based on this determination, we recognized $40.9 million of impairment charges against the carrying value of our investments in fiscal 2011.

On October 27, 2011, a bankruptcy court issued an order confirming a plan of reorganization for South Edge, LLC ("South Edge"), a Nevada land development joint venture, which was the subject of an involuntary bankruptcy petition filed in December 2010. Pursuant to the plan of reorganization, South Edge settled litigation regarding a loan made by a syndicate of lenders to South Edge having a principal balance of $327.9 million, for which we had executed certain completion guarantees and conditional repayment guarantees. The confirmed plan of reorganization provided for a cash settlement to the lenders, the acquisition of land by us and the other members of South Edge that are parties to the agreement, and the resolution of all claims among members of the lending syndicate representing 99% of the outstanding amounts due under the loan, the bankruptcy trustee and the members of South Edge that are parties to the agreement. In November 2011, we made a payment of $57.6 million as our share of the settlement. We believe we have made adequate provision at October 31, 2012 for any remaining exposure to lenders that are not parties to the agreement. Our carrying value of our investment in Inspirada Builders, LLC, a successor entity to South Edge, LLC, is carried at nominal value.

In December 2011, we entered into a joint venture to develop a high-rise luxury for-sale/rental project in the metro-New York market. At October 31, 2012, we had $87.3 million invested in this joint venture and were committed to make additional contributions of $37.5 million. Under the terms of the agreement, upon completion of the construction of the building, we will acquire ownership of the top 18 floors of the building to sell, for our own account, luxury condominium units and our partner will receive ownership of the lower floors containing residential for-lease units and retail space.

In the third quarter of fiscal 2012, we acquired a 50% interest in an existing land joint venture for approximately $110.0 million. The joint venture intends to develop over 2,000 home sites in Orange County, California, on land that it owns. The joint venture expects to borrow additional funds to complete the development of this project. In November 2012, we entered into an agreement with our partner in this joint venture to acquire approximately 800 lots. As part of this November 2012 agreement, each partner committed to contribute $10.0 million to the joint venture if needed.

In addition, in the third quarter of fiscal 2012, we invested in a joint venture in which we have a 50% interest that will develop a high-rise luxury condominium/hotel project in the metro-New York market. At October 31, 2012, we had $5.4 million invested in this joint venture and expect to make additional investments of approximately $47.7 million for the development of this property. The joint venture expects to borrow additional funds to complete the construction of this project. We have also guaranteed approximately $9.8 million of payments under a ground lease on this project.

In the fourth quarter of fiscal 2012, we invested in a joint venture in which we have a 50% interest that will develop a multi-family residential apartment project containing approximately 398 units. At October 31, 2012, the Company had an investment of $15.4 million in this joint venture. The joint venture expects to borrow funds to complete the construction of this project. The Company does not have any additional commitment to fund this joint venture.

Pursuant to the Securities and Exchange Commission Regulation S-X, TMF Kent Partners, LLC ("TMF") and KTL 303 LLC ("KTL") were deemed significant joint ventures for the fiscal year ended October 31, 2011. We have a 50% ownership interest in TMF and KTL. For fiscal 2012, TMF and KTL were not deemed to be significant joint ventures.

TMF was formed to construct and market two luxury condominium buildings comprising a total of 450 residential units and a parking garage located in Brooklyn, New York. Building 1, comprised of 180 units, was completed in fiscal 2008 and was substantially settled out as of October 31, 2010. TMF began construction of Building 2, comprised of 270 units, in fiscal 2008 and commenced settlement of units in October 2010. As of October 31, 2012, five units in Building 2 have not been settled. TMF expects Building 2 to be substantially settled out by the end of the second quarter of fiscal 2013.

KTL was formed to construct and market a luxury condominium building comprising 128 residential units and approximately 14,500 square feet of commercial space located in Manhattan, New York. KTL began construction of the building in fiscal 2008 and commenced settling units in fiscal 2010. As of October 31, 2012, KTL had no remaining units to settle.

## Results of Operations

The following table compares certain items in our Consolidated Statement of Operations for fiscal 2012, 2011 and 2010 ($ amounts in millions):

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | $ | % | $ | % | $ | % |
| **Revenues** | 1,882.8 | | 1,475.9 | | 1,494.8 | |
| **Cost of revenues** | 1,532.1 | 81.4 | 1,260.8 | 85.4 | 1,376.6 | 92.1 |
| **Selling, general and administrative** | 287.3 | 15.3 | 261.4 | 17.7 | 263.2 | 17.6 |
| **Interest expense** | | | 1.5 | 0.1 | 22.8 | 1.5 |
| | 1,819.4 | 96.6 | 1,523.6 | 103.2 | 1,662.5 | 111.2 |
| **Income (loss) from operations** | 63.4 | | (47.7) | | (167.8) | |
| **Other:** | | | | | | |
| **Income (loss) from unconsolidated entities** | 23.6 | | (1.2) | | 23.5 | |
| **Other income — net** | 25.9 | | 23.4 | | 28.3 | |
| **Expenses related to early retirement of debt** | | | (3.8) | | (1.2) | |
| **Income (loss) before income taxes** | 112.9 | | (29.4) | | (117.2) | |
| **Income tax benefit** | (374.2) | | (69.2) | | (113.8) | |
| **Net income (loss)** | 487.1 | | 39.8 | | (3.4) | |

Note: Amounts may not add due to rounding.

## Fiscal 2012 Compared to Fiscal 2011

### Revenues and Cost of Revenues

Revenues in fiscal 2012 were higher than those for fiscal 2011 by approximately $406.9 million, or 27.6%. This increase was primarily attributable to an increase in the number of homes delivered. In fiscal 2012, we delivered 3,286 homes with a value of $1.88 billion, as compared to 2,611 homes in fiscal 2011 with a value of $1.48 billion. The increase in the number of homes delivered in fiscal 2012, as compared to fiscal 2011, was primarily due to the higher number of homes in backlog at the beginning of fiscal 2012, as compared to the beginning of fiscal 2011, the increased number of homes delivered from available inventory, the 37.1% increase in the number of net contracts signed in the first six months of fiscal 2012, as compared to the comparable period of fiscal 2011, and deliveries from our November 2011 acquisition of CamWest. In fiscal 2012, we delivered 201 homes with a sales value of $99.7 million from our CamWest operations.

Cost of revenues as a percentage of revenues was 81.4% in fiscal 2012, as compared to 85.4% in fiscal 2011. We recognized inventory impairment charges and write-offs of $14.7 million in fiscal 2012 and $51.8 million in fiscal 2011. Cost of revenues as a percentage of revenues, excluding impairments, was 80.6% of revenues in fiscal 2012, as compared to 81.9% in fiscal 2011. The decrease in cost of revenues, excluding inventory impairment charges, as a percentage of revenue in fiscal 2012, as compared to fiscal 2011, was due primarily to lower interest costs in fiscal 2012 and increased deliveries in fiscal 2012 from two of our high-rise buildings which had significantly higher margins than our normal product, offset, in part, by the impact on costs from the application of purchase accounting on the homes delivered from the acquisition of CamWest in November 2011. In fiscal 2012 and 2011, interest cost as a percentage of revenues was 4.6% and 5.3%, respectively.

## Selling, General and Administrative Expenses ("SG&A")

SG&A increased by $25.9 million in fiscal 2012, as compared to fiscal 2011. As a percentage of revenues, SG&A was 15.3% in fiscal 2012, as compared to 17.7% in fiscal 2011. The increase in SG&A was due primarily to increased compensation costs and increased sales and marketing costs. The increased compensation costs and increased sales and marketing costs were due primarily to the increased number of communities we had open in fiscal 2012, the increase in net sales contracts taken and the number of homes delivered in fiscal 2012, as compared to fiscal 2011. The decline in SG&A, as a percentage of revenues, was due to SG&A increasing by 9.9% while revenues increased 27.6%. The decline in the SG&A percentage was due in part to only a portion of these expenses varying directly with the amount of revenues recognized while an additional portion of these expenses were semi-fixed.

## Interest Expense

Interest incurred on average home building indebtedness in excess of average qualified assets is charged directly to the Consolidated Statement of Operations in the period incurred. Interest expensed directly to the Consolidated Statement of Operations in fiscal 2011 was $1.5 million. Due to the increase in qualified assets, we did not have any directly expensed interest from home building indebtedness in fiscal 2012.

## Income (Loss) From Unconsolidated Entities

We are a participant in several unconsolidated entities. We recognize our proportionate share of the earnings and losses from these entities. The trends, uncertainties or other factors that have negatively impacted our business and the industry in general, and which are discussed in the "Overview" section of this MD&A, have also impacted the unconsolidated entities in which we have investments. Most of our unconsolidated entities are land development projects or high-rise/mid-rise construction projects and do not generate revenues and earnings for a number of years during the development of the property. Once development is complete, these unconsolidated entities will generally, over a relatively short period of time, generate revenues and earnings until all of the assets of the entity are sold. Because there is not a steady flow of revenues and earnings from these entities, the earnings recognized from these entities will vary significantly from quarter-to-quarter and year-to-year.

In fiscal 2012, we recognized $23.6 million of income from unconsolidated entities, as compared to $1.2 million of loss in fiscal 2011. The loss in fiscal 2011 included $40.9 million of impairment charges that we recognized on our investments in unconsolidated entities. No impairment charges were recognized in fiscal 2012. In fiscal 2012, we recognized a $2.3 million recovery of costs we previously incurred. The $18.4 million decrease in income in fiscal 2012, as compared to fiscal 2011, excluding the impairment charges recognized in fiscal 2011 and the recovery recognized in fiscal 2012, was due principally to lower income generated from two of our condominium joint ventures, primarily due to the delivery of fewer units in fiscal 2012 than in fiscal 2011, a distribution received in fiscal 2011 from the Toll Brothers Realty Trust in excess of our cost basis in it, and lower income realized from our structured asset joint venture in fiscal 2012, as compared to fiscal 2011 due primarily to the favorable settlement in fiscal 2011 of a large distress loan. The decrease in the number of units delivered in fiscal 2012 was due to fewer units being available for delivery due to the sellout or near sellout of units in those condominium joint ventures in the early part of fiscal 2012.

## Other Income — Net

Other income — net includes the gains and losses from our ancillary businesses, interest income, management fee income, retained customer deposits, income/losses on land sales and other miscellaneous items.

In fiscal 2012 and 2011, other income — net was $25.9 million and $23.4 million, respectively. The increase in other income — net in fiscal 2012, as compared to fiscal 2011, was due to increased income from our ancillary operations, primarily from our Gibraltar operations and improved performance from our golf operations in fiscal 2012, as compared to fiscal 2011, as well as increases in retained customer deposits and rental income in fiscal 2012, as compared to fiscal 2011. These increases were, offset, in part, by lower management fee income, lower interest income and a profit participation payment received in fiscal 2011 from a fiscal 2009 sale of a non-core asset.

## Expenses Related to Early Retirement of Debt

In fiscal 2011, we purchased $55.1 million of our senior notes in the open market at various prices and expensed $3.8 million related to the premium paid on, and other debt redemption costs of, our senior notes. In fiscal 2012, we did not have any expenses related to the early retirement of debt.

## Income Before Income Taxes

In fiscal 2012 and 2011, we reported income before income tax benefit of $112.9 million, as compared to a loss before income tax benefit of $29.4 million in fiscal 2011.

## Income Tax Benefit

We recognized a $374.2 million tax benefit in fiscal 2012, including the reversal of $394.7 million of federal and state deferred tax asset valuation allowances. See "Critical Accounting Policies — Income Taxes — Valuation Allowance" above for information regarding the reversal of valuation allowances against our net deferred tax assets.

Excluding the reversal of the deferred tax valuation allowances, we recognized a tax provision of $20.5 million. Based upon the federal statutory rate of 35%, our federal tax provision would have been $39.5 million. The difference between the tax provision excluding the reversal of deferred tax valuation allowances and the tax provision based on the federal statutory rate was due primarily to the reversal of $34.2 million of previously accrued taxes on uncertain tax positions (net of federal tax provision) due to the expiration of statute of limitations of the applicable filings or the completion of audits during fiscal 2012, offset, in part, by the recognition $4.7 million of state income tax provision (net of federal tax benefit), a $5.5 million provision on uncertain tax positions (net federal tax provision) taken in fiscal 2012 and $5.0 million of accrued interest and penalties.

We recognized a $69.2 million tax benefit in fiscal 2011. Based upon the federal statutory rate of 35%, our tax benefit would have been $10.3 million. The difference between the tax benefit recognized and the tax benefit based on the federal statutory rate was due primarily to the reversal of $52.3 million of previously accrued taxes on uncertain tax positions that were resolved during fiscal 2011, a reversal of prior valuation allowances of $25.7 million that were no longer needed, an increase of deferred tax assets, net of $25.9 million and a tax benefit for state income taxes, net of federal benefit of $1.0 million. The impact of these items were offset, in part, by $43.9 million of net new deferred tax valuation allowances and $3.1 million of accrued interest and penalties.

# Fiscal 2011 Compared to Fiscal 2010

## Revenues and Cost of Revenues

Revenues for fiscal 2011 were lower than those for fiscal 2010 by approximately $18.9 million, or 1.3%. This decrease was primarily due to a decrease in the number of homes delivered. The decrease in the number of homes delivered in fiscal 2011, as compared to fiscal 2010, was primarily due to the lower number of homes in backlog at the beginning of fiscal 2011, as compared to the beginning of fiscal 2010.

Cost of revenues as a percentage of revenues was 85.4% in fiscal 2011, as compared to 92.1% in fiscal 2010. In fiscal 2011 and 2010, we recognized inventory impairment charges and write-offs of $51.8 million and $115.3 million, respectively. Cost of revenues as a percentage of revenues, excluding impairments, was 81.9% of revenues in fiscal 2011, as compared to 84.4% in fiscal 2010. The decrease in cost of revenues, excluding inventory impairment charges, as a percentage of revenue in fiscal 2011, as compared to fiscal 2010, was due primarily to lower costs, as a percentage of revenues, on the homes delivered in fiscal 2011 than those delivered in fiscal 2010. The lower percentage was primarily due to the delivery of fewer quick-delivery homes in fiscal 2011, as compared to fiscal 2010, as our supply of quick-delivery homes has dwindled, the reduction in costs realized from our new centralized purchasing initiatives, and reduced costs realized in fiscal 2011 because fewer homes were delivered from certain higher cost communities, as compared to fiscal 2010, as these communities delivered their final homes. Generally, the cost, as a percentage of revenues, of a quick-delivery home is higher than our standard contract and build homes ("to be built homes"). The reduction in costs was offset, in part, by higher interest costs in fiscal 2011, as compared to fiscal 2010. In fiscal 2011 and 2010, interest cost as a percentage of revenues was 5.3% and 5.1%, respectively. The higher interest cost as a percentage of revenue was due to inventory generally being held for a longer period of time and, over the past several years, fewer qualifying assets to which interest can be allocated which resulted in higher amounts of capitalized interest allocated to qualifying inventory.

## Selling, General and Administrative Expenses

SG&A decreased by $1.9 million in fiscal 2011, as compared to fiscal 2010. As a percentage of revenues, SG&A was 17.7% in fiscal 2011, as compared to 17.6% in fiscal 2010. The increase in SG&A, as a percentage of revenues, was due primarily to increased compensation costs and increased sales and marketing costs, offset, in part, by an insurance claim recovery and the reversal of previously accrued costs due to changes in estimates. The increased compensation and sales and marketing costs were due primarily to the increased number of communities we had open in fiscal 2011, as compared to fiscal 2010.

## Interest Expense

Interest incurred on average home building indebtedness in excess of average qualified inventory is charged directly to the Consolidated Statement of Operations in the period incurred. Interest expensed directly to the Consolidated Statement of Operations in fiscal 2011 and fiscal 2010 was $1.5 million and $22.8 million, respectively. The decrease in the amount of interest expensed directly was due to a higher amount of qualified inventory and a lower amount of debt in fiscal 2011, as compared to fiscal 2010. Due to the increase in qualified inventory and the decrease of our indebtedness in the last six months of fiscal 2011, we did not have any directly expensed interest in that period.

## (Loss) Income From Unconsolidated Entities

We are a participant in several joint ventures. We recognize our proportionate share of the earnings and losses from these entities. The trends, uncertainties or other factors that have negatively impacted our business and the industry in general, and which are discussed in the "Overview" section of this MD&A, have also impacted the unconsolidated entities in which we have investments. Most of our joint ventures are land development projects or high-rise/mid-rise construction projects and do not generate revenues and earnings for a number of years during the development of the property. Once development is complete, the joint ventures will generally, over a relatively short period of time, generate revenues and earnings until all of the assets of the entity are sold. Because there is not a steady flow of revenues and earnings from these entities, the earnings recognized from these entities will vary significantly from year to year.

In fiscal 2011, we recognized $1.2 million of losses from unconsolidated entities, as compared to $23.5 million of income in fiscal 2010. The loss in fiscal 2011 included $40.9 million of impairment charges that we recognized on our investments in unconsolidated entities. No impairment charges were recognized in fiscal 2010. See "Off-Balance Sheet Arrangements" in this MD&A for information related to these impairment charges. The income from unconsolidated entities in fiscal 2011, excluding the impairment charges recognized, was $39.7 million in fiscal 2011, as compared to $23.5 million in fiscal 2010. The increase was due principally to higher income generated in fiscal 2011 from two of our high-rise construction ventures which had significantly more deliveries in fiscal 2011, as compared to fiscal 2010, income generated from our structured asset joint venture and distributions in fiscal 2011 from ventures in excess of our cost basis in the ventures of $7.3 million, offset, in part, by the reversal in fiscal 2010 of $11.0 million of accrued costs related to litigation against us and an unconsolidated entity in which we had an investment, due to settlement of the litigation for an amount that was less than we had previously estimated.

## Other Income — Net

For fiscal 2011 and 2010, other income — net was $23.4 million and $28.3 million, respectively. The decrease in interest and other income in fiscal 2011 was primarily due to a decline of $9.1 million of retained customer deposits in fiscal 2011, as compared to fiscal 2010, offset, in part, by increased management fee income, an increase in interest income and a profit participation payment received in fiscal 2011 from a fiscal 2009 sale of a non-core asset, as compared to fiscal 2010.

## Expenses Related to Early Retirement of Debt

In fiscal 2011, we purchased $55.1 million of our senior notes in the open market at various prices and expensed $3.8 million related to the premium paid on, and other debt redemption costs of, our senior notes.

In fiscal 2010, we purchased $45.5 million of our senior notes in open market purchases at various prices and expensed $1.2 million related to the premium paid and other debt redemption costs of our senior notes and the write-off of the unamortized costs related to our revolving credit facility that was terminated in October 2010.

## Loss Before Income Taxes

For fiscal 2011, we reported a loss before income tax benefit of $29.4 million, as compared to a loss before income tax benefit of $117.2 million in fiscal 2010.

## Income Tax Benefit

We recognized a $69.2 million tax benefit in fiscal 2011. Based upon the federal statutory rate of 35%, our tax benefit would have been $10.3 million. The difference between the tax benefit recognized and the tax benefit based on the federal statutory rate was due primarily to the reversal of $52.3 million of previously accrued taxes on uncertain tax positions that were resolved during fiscal 2011, a reversal of prior valuation allowances of $25.7 million that were no longer needed, an increase of deferred tax assets, net, of $25.9 million and a tax benefit for state income taxes, net of federal benefit of $1.0 million, offset, in part, by $43.9 million of net new deferred tax valuation allowance and $3.1 million of accrued interest and penalties.

We recognized a $113.8 million tax benefit in fiscal 2010. Based upon the federal statutory rate of 35%, our tax benefit would have been $41.0 million. The difference between the tax benefit recognized and the tax benefit based on the federal statutory rate was due primarily to the reversal of prior tax provisions of $39.5 million due to the expiration of statutes and settlements, a reversal of prior valuation allowances of $128.6 million that were no longer needed, and a tax benefit for state income taxes, net of federal benefit of $3.8 million offset, in part, by an increase in unrecognized tax benefit of $35.6 million, and a net new deferred tax valuation allowance of $55.5 million and $9.3 million of accrued interest and penalties.

The large reversal of valuation allowances previously recognized in fiscal 2010 was due to our recovery of certain deferred tax assets through our ability to carryback fiscal 2010 tax losses to prior years and receive a refund of the applicable federal taxes. The recovery of deferred tax assets principally related to inventory impairments and impairments of investments in and advances to unconsolidated entities recognized for income tax purposes in fiscal 2010 that were recognized for book purposes in prior years.

## Capital Resources and Liquidity

Funding for our business has been and continues to be, provided principally by cash flow from operating activities before inventory additions, unsecured bank borrowings and the public debt and equity markets. At October 31, 2012, we had $1.22 billion of cash, cash equivalents and marketable securities on hand and approximately $814.9 million available under our $885 million revolving credit facility which extends to October 2014. Cash used in operating activities during fiscal 2012 was $169.0 million primarily from the acquisition of inventory, the origination of mortgage loans, net of sales to outside investors, and the reduction of our accounts payable and accrued expenses, offset in part, from pre-tax income from operations. In fiscal 2012, cash used in our investing activities was $563.1 million, including $580.0 million of purchases of marketable securities, $144.7 million for the acquisition of the assets of CamWest, $217.2 million to fund new joint venture projects, $30.1 million for investments in a non-performing loan portfolio and $14.5 million for the purchase of property and equipment. The cash used in investing activities was offset, in part, by $368.3 million of sales and redemptions of marketable securities, $55.1 million of cash received as returns on our investments in unconsolidated entities and in non-performing loan portfolios and foreclosed real estate. We generated $604.6 million of cash from financing activities in fiscal 2012, primarily from the issuance of $300 million of 5.875% Senior Notes due 2022 in February 2012, the issuance of $287.5 million of 0.5% Senior Exchangeable Notes due 2017 in September 2012, $33.7 million from the proceeds of our stock-based benefit plans and $15.3 million of net new borrowings under our mortgage company warehouse facility. The cash provided by financing activities was offset, in part, by $28.4 million of cash used to repay loans payable, net of new borrowings.

At October 31, 2011, we had $1.14 billion of cash and cash equivalents and marketable securities on hand and approximately $784.7 million available under our $885 million revolving credit facility that extends to October 2014. In fiscal 2011, cash flow provided by operating activities was $52.9 million. Cash provided by operating activities during fiscal 2011 was primarily from our earnings before inventory and joint venture impairments, depreciation and amortization, the receipt of a $154.3 million federal income tax refund and a decrease in restricted cash, offset, in part, by an increase in inventory. We used $74.5 million of cash in our investing activities in fiscal 2011, primarily for investments made in non-performing loan portfolios and marketable securities and the purchase of property, construction and office equipment, offset, in part, by the return of investments from unconsolidated entities and from our non-performing loan portfolios. We also used $111.1 million of cash in financing activities in fiscal 2011, principally for the $58.8 million redemption of senior notes, the net repayment of $31.4 million of loans payable and the purchase of $49.1 million of treasury stock, offset, in part by proceeds received from our stock-based benefit plans.

At October 31, 2010, we had $1.24 billion of cash and cash equivalents and marketable securities on hand, a decrease of $672.0 million compared to October 31, 2009. In fiscal 2010, cash flow used in operating activities was $146.3 million. Cash used in operating activities during fiscal 2010 was primarily used to acquire inventory, collateralize approximately $54.4 million of letters of credit and fund an increase in mortgage loan originations in excess of mortgage loan sales, offset, in part, by cash flow generated from our earnings before inventory impairments, depreciation and amortization. We used $151.4 million of cash in our investing activities in fiscal 2010, primarily for investments in marketable securities and for investments made in our unconsolidated entities. We also used $471.0 million of cash in financing activities in fiscal 2010, principally for the repayment of our $331.7 million bank term loan, $94.0 million for the redemption of senior and senior subordinated notes and repayment of $103.2 million of other loans payable, offset, in part, by $45.4 million of net borrowings on our mortgage company warehouse loan, $7.6 million of proceeds from stock-based benefit plans and $5.0 million of tax benefits from stock-based compensation.

In general, our cash flow from operating activities assumes that, as each home is delivered, we will purchase a home site to replace it. Because we own several years' supply of home sites, we do not need to buy home sites immediately to replace those that we deliver. In addition, we generally do not begin construction of our detached homes until we have a signed contract with the home buyer, although in the past several years, due to the high cancellation rate of customer contracts and the increase in the number of attached-home communities from which we were operating (all of the units of which are generally not sold prior to the commencement of construction), the number of speculative homes in our inventory increased significantly. Should our business remain at its current level or decline, we believe that our inventory levels would decrease as we complete and deliver the homes under construction but do not commence construction of as many new homes, as we complete the improvements on the land we already own and as we sell and deliver the speculative homes that are currently in inventory, resulting in additional cash flow from operations. In addition, we might delay or curtail our acquisition of additional land, as we did during the period April 2006 through January 2010, which would further reduce our inventory levels and cash needs. At October 31, 2012, we owned or controlled through options 40,350 home sites, as compared to 37,497 at October 31, 2011, 34,852 at October 31, 2010 and 91,200 at April 30, 2006, the high point of our home sites owned and controlled. Of the 40,350 home sites owned or controlled through options at October 31, 2012, we owned 31,327. Of our owned home sites, significant improvements were completed on approximately 12,700 of them.

At October 31, 2012, the aggregate purchase price of land parcels under option and purchase agreements was approximately $747.0 million (including $4.1 million of land to be acquired from joint ventures in which we have invested). Of the $747.0 million of land purchase commitments, we had paid or deposited $42.9 million and, if we acquire all of these land parcels, we will be required to pay an additional $704.1 million. The purchases of these land parcels are scheduled over the next several years. We have additional land parcels under option that have been excluded from the aforementioned aggregate purchase amounts since we do not believe that we will complete the purchase of these land parcels and no additional funds will be required from us to terminate these contracts.

During the past several years, we have had a significant amount of cash invested in either short-term cash equivalents or short-term interest-bearing marketable securities. In addition, we have made a number of investments in unconsolidated entities related to the acquisition and development of land for future home sites or in entities that are constructing or converting apartment buildings into luxury condominiums. Our investment activities related to marketable securities and to investments in and distributions of investments from unconsolidated entities are contained in the "Consolidated Statements of Cash Flows" under "Cash flow used in investing activities."

In October 2010, we entered into an $885 million revolving credit facility with 12 banks, which extends to October 2014. At October 31, 2012, we had no outstanding borrowings under the credit facility but had outstanding letters of credit of approximately $70.1 million. At October 31, 2012, interest would have been payable on borrowings under our credit facility at 2.75% (subject to adjustment based upon our debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by us from time to time. We are obligated to pay an undrawn commitment fee of 0.63% (subject to adjustment based upon our debt rating and leverage ratios) based on the average daily unused amount of the credit facility. Under the terms of the credit facility, we are not permitted to allow our maximum leverage ratio (as defined in the credit agreement) to exceed 1.75 to 1.00, and we are required to maintain a minimum tangible net worth (as defined in the credit agreement) of approximately $2.14 billion at October 31, 2012. At October 31, 2012, our leverage ratio was approximately 0.31 to 1.00, and our tangible net worth was approximately $3.07 billion. Based upon the minimum tangible net worth requirement, our ability to pay dividends and repurchase our common stock was limited to an aggregate amount of approximately $1.24 billion at October 31, 2012. In addition, at October 31, 2012, we had $13.0 million of letters of credit outstanding that were not part of our new credit facility; these letters of credit were collateralized by $13.3 million of cash deposits.

We believe that we will be able to continue to fund our current operations and meet our contractual obligations through a combination of our existing cash resources and existing sources of credit. Due to the deterioration of the credit markets and the uncertainties that exist in the economy and for home builders in general, we cannot be certain that we will be able to replace existing financing or find sources of additional financing in the future.

## Contractual Obligations

The following table summarizes our estimated contractual payment obligations at October 31, 2012 (amounts in millions):

| | 2013 | 2014-2015 | 2016-2017 | Thereafter | Total |
|---|---|---|---|---|---|
| Senior notes (a) | $ 276.8 | $ 756.4 | $ 555.8 | $ 1,118.6 | $ 2,707.6 |
| Loans payable (a) | 32.7 | 25.3 | 10.4 | 60.0 | 128.4 |
| Mortgage company warehouse loan (a) | 74.3 | | | | 74.3 |
| Operating lease obligations | 9.2 | 14.1 | 8.2 | 5.9 | 37.4 |
| Purchase obligations (b) | 531.0 | 327.8 | 62.0 | 72.5 | 993.3 |
| Retirement plans (c) | 5.1 | 12.6 | 12.0 | 53.1 | 82.8 |
| Other | 0.6 | 0.9 | 0.3 | | 1.8 |
| | $ 929.7 | $ 1,137.1 | $ 648.7 | $ 1,310.1 | $ 4,025.6 |

(a) Amounts include estimated annual interest payments until maturity of the debt. Of the amounts indicated, $2.1 billion of the senior notes, $99.8 million of loans payable and $72.7 million of the mortgage company warehouse loan were recorded on the October 31, 2012 Consolidated Balance Sheet.

(b) Amounts represent our expected acquisition of land under options or purchase agreements and the estimated remaining amount of the contractual obligation for land development agreements secured by letters of credit and surety bonds.

(c) Amounts represent our obligations under our deferred compensation and supplemental executive retirement plans and our 401(k) salary deferral savings plans. Of the total amount indicated, $57.5 million was recorded on the October 31, 2012 Consolidated Balance Sheet.

## Inflation

The long-term impact of inflation on us is manifested in increased costs for land, land development, construction and overhead. We generally contract for land significantly before development and sales efforts begin. Accordingly, to the extent land acquisition costs are fixed, increases or decreases in the sales prices of homes will affect our profits. Prior to the recent sustained downturn in the economy and the decline in demand for homes, the sales prices of our homes generally increased over time. Because the sales price of each of our homes is fixed at the time a buyer enters into a contract to purchase a home and because we generally contract to sell our homes before we begin construction, any inflation of costs in excess of those anticipated may result in lower gross margins. We generally attempt to minimize that effect by entering into fixed-price contracts with our subcontractors and material suppliers for specified periods of time, which generally do not exceed one year. The slowdown in the home building industry over the past several years and the decline in the sales prices of our homes, without a corresponding reduction in the costs, have had an adverse impact on our profitability.

In general, housing demand is adversely affected by increases in interest rates and housing costs. Interest rates, the length of time that land remains in inventory and the proportion of inventory that is financed affect our interest costs. If we are unable to raise sales prices enough to compensate for higher costs, or if mortgage interest rates increase significantly, affecting prospective buyers' ability to adequately finance home purchases, our revenues, gross margins and net income would be adversely affected. Increases in sales prices, whether the result of inflation or demand, may affect the ability of prospective buyers to afford new homes.

## Geographic Segments

We operate in four geographic segments around the United States: the North, consisting of Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York; the Mid-Atlantic, consisting of Delaware, Maryland, Pennsylvania and Virginia; the South, consisting of Florida, North Carolina and Texas; and the West, consisting of Arizona, California, Colorado, Nevada and Washington. In fiscal 2011, we discontinued the sale of homes in South Carolina. In fiscal 2010, we discontinued the sale of homes in West Virginia and Georgia. The operations of South Carolina, West Virginia and Georgia were immaterial to the South and Mid-Atlantic geographic segments.

The following tables summarize information related to revenues, gross contracts signed, contract cancellations, net contracts signed, total revenues and income (loss) before income taxes by geographic segment for fiscal years 2012, 2011 and 2010. Information related to backlog at October 31, 2012, 2011 and 2010 and assets by geographic segment at October 31, 2012 and 2011 has also been provided. (Note: Amounts in tables may not add due to rounding.)

### Units Delivered and Revenues *($ amounts in millions)*

| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
|---|---|---|---|---|---|---|
| | Units | Units | Units | $ | $ | $ |
| North | 891 | 718 | 774 | $ 513.7 | $ 381.6 | $ 407.7 |
| Mid-Atlantic | 1,025 | 887 | 876 | 564.5 | 499.7 | 488.4 |
| South | 626 | 522 | 498 | 366.7 | 285.0 | 264.3 |
| West | 744 | 484 | 494 | 437.9 | 309.6 | 334.4 |
| | 3,286 | 2,611 | 2,642 | $ 1,882.8 | $ 1,475.9 | $ 1,494.8 |

## Gross Contracts Signed *($ amounts in millions):*

| | 2012 Units | 2011 Units | 2010 Units | 2012 $ | 2011 $ | 2010 $ |
|---|---|---|---|---|---|---|
| North | 1,051 | 817 | 813 | $ 689.2 | $ 466.6 | $ 418.6 |
| Mid-Atlantic | 1,233 | 936 | 902 | 684.0 | 524.1 | 502.5 |
| South | 985 | 713 | 551 | 621.2 | 416.6 | 297.1 |
| West | 1,072 | 499 | 523 | 670.8 | 300.3 | 352.1 |
| | 4,341 | 2,965 | 2,789 | $ 2,665.2 | $ 1,707.6 | $ 1,570.3 |

## Contracts Canceled *($ amounts in millions):*

| | 2012 Units | 2011 Units | 2010 Units | 2012 $ | 2011 $ | 2010 $ |
|---|---|---|---|---|---|---|
| North | 58 | 67 | 68 | $ 33.6 | $ 37.0 | $ 35.2 |
| Mid-Atlantic | 37 | 37 | 44 | 22.3 | 19.8 | 23.4 |
| South | 52 | 45 | 39 | 34.2 | 28.1 | 21.1 |
| West | 35 | 32 | 33 | 17.2 | 17.9 | 18.6 |
| | 182 | 181 | 184 | $ 107.3 | $ 102.8 | $ 98.3 |

## Net Contracts Signed *($ amounts in millions):*

| | 2012 Units | 2011 Units | 2010 Units | 2012 $ | 2011 $ | 2010 $ |
|---|---|---|---|---|---|---|
| North | 993 | 750 | 745 | $ 655.6 | $ 429.6 | $ 383.4 |
| Mid-Atlantic | 1,196 | 899 | 858 | 661.7 | 504.3 | 479.1 |
| South | 933 | 668 | 512 | 587.0 | 388.5 | 276.0 |
| West | 1,037 | 467 | 490 | 653.6 | 282.4 | 333.5 |
| | 4,159 | 2,784 | 2,605 | $ 2,557.9 | $ 1,604.8 | $ 1,472.0 |

## Contract Cancellation Rates:

(as a percentage of gross contracts signed, based on units and dollars)

| | 2012 Units | 2011 Units | 2010 Units | 2012 $ | 2011 $ | 2010 $ |
|---|---|---|---|---|---|---|
| North | 5.5% | 8.2% | 8.4% | 4.9% | 7.9% | 8.4% |
| Mid-Atlantic | 3.0% | 4.0% | 4.9% | 3.3% | 3.8% | 4.7% |
| South | 5.3% | 6.3% | 7.1% | 5.5% | 6.7% | 7.1% |
| West | 3.3% | 6.4% | 6.3% | 2.6% | 6.0% | 5.3% |
| Total | 4.2% | 6.1% | 6.6% | 4.0% | 6.0% | 6.3% |

## Backlog at October 31 *($ amounts in millions):*

| | 2012 Units | 2011 Units | 2010 Units | 2012 $ | 2011 $ | 2010 $ |
|---|---|---|---|---|---|---|
| North | 655 | 553 | 521 | $ 449.2 | $ 307.4 | $ 259.3 |
| Mid-Atlantic | 658 | 487 | 475 | 386.2 | 288.9 | 284.4 |
| South | 749 | 442 | 296 | 483.5 | 263.2 | 159.7 |
| West | 507 | 185 | 202 | 351.0 | 121.6 | 148.7 |
| | 2,569 | 1,667 | 1,494 | $ 1,669.9 | $ 981.1 | $ 852.1 |

## Revenues and Income (Loss) Before Income Taxes *($ amounts in millions):*

| | Revenues | | | Income (loss) before income taxes | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| North | $ 513.7 | $ 381.6 | $ 407.7 | $ 71.8 | $ 42.5 | $ (2.3) |
| Mid-Atlantic | 564.5 | 499.7 | 488.4 | 67.8 | 57.6 | 33.9 |
| South | 366.7 | 285.0 | 264.3 | 18.0 | (25.9) | (35.2) |
| West | 437.9 | 309.6 | 334.4 | 39.4 | (27.1) | (11.9) |
| Corporate and other | | | | (84.1) | (76.5) | (101.7) |
| Total | $ 1,882.8 | $ 1,475.9 | $ 1,494.8 | $ 112.9 | $ (29.4) | $ (117.2) |

Corporate and other is comprised principally of general corporate expenses such as the offices of the Executive Chairman, Chief Executive Officer and President, and the corporate finance, accounting, audit, tax, human resources, risk management, marketing and legal groups, directly expensed interest, offset, in part, by interest income, income from our ancillary businesses and income from a number of our unconsolidated entities.

## Total Assets *($ amounts in millions):*

The following table summarizes by geographic segment total assets for each of the Company's geographic segments at October 31, 2012 and 2011 ($ amounts in millions).

| | At October 31, | |
|---|---|---|
| | 2012 | 2011 |
| North | $ 1,205.9 | $ 1,060.2 |
| Mid-Atlantic | 1,304.8 | 1,160.9 |
| South | 821.0 | 760.1 |
| West | 913.7 | 650.8 |
| Corporate and other | 1,935.6 | 1,423.2 |
| Total | $ 6,181.0 | $ 5,055.2 |

Corporate and other is comprised principally of cash and cash equivalents, marketable securities, deferred tax assets and the assets of the Company's Gibraltar investments, manufacturing facilities and mortgage subsidiary.

## Fiscal 2012 Compared to Fiscal 2011

### North

Revenues in fiscal 2012 were higher than those in fiscal 2011 by $132.1 million, or 34.6%. The increase in revenues was primarily attributable to a 24.1% increase in the number of homes delivered and an increase of 8.5% in the average selling price of the homes delivered. The increase in the number of homes delivered in fiscal 2012, as compared to fiscal 2011, was primarily due to the commencement of settlements in fiscal 2012 at two of our high-rise buildings located in the New York and New Jersey urban markets and to a higher backlog at October 31, 2011, as compared to October 31, 2010. The increase in the average price of homes delivered in fiscal 2012, as compared to fiscal 2011, was primarily attributable to a shift in the number of homes delivered to more expensive areas and/or products.

The value of net contracts signed in fiscal 2012 was $655.6 million, a 52.6% increase from the $429.6 million of net contracts signed during fiscal 2011. This increase was primarily due to a 32.4% increase in the number of net contracts signed and a 15.3% increase in the average value of each net contract. The increase in the number of net contracts signed was primarily due to three high-rise buildings located in the New York and New Jersey urban markets that opened in the second half of fiscal 2011, a 9% increase in the number of selling communities, and an improvement in home buyer demand in fiscal 2012 as compared to fiscal 2011. The increase in the average sales price of net contracts signed in fiscal 2012, as compared to fiscal 2011, was primarily attributable to sales at two of our high-rise buildings located in the New York urban market that opened in the fourth quarter of fiscal 2011. In fiscal 2012, we signed 74 contracts at these buildings with an average sales value of approximately $1.8 million each, as compared to 12 contracts with an average sales value of approximately $1.6 million in fiscal 2011. Excluding the sales from these two high-rise buildings, the average sales price of our contracts was $567,000 and $556,000 in fiscal 2012 and 2011, respectively.

In fiscal 2012, we reported income before income taxes of $71.8 million, as compared to $42.5 million in fiscal 2011. This increase in income was primarily attributable to higher earnings from the increased revenues and lower cost of revenues as a percentage of revenues, in fiscal 2012, as compared to fiscal 2011, offset, in part, by a decrease in income from unconsolidated entities from $32.2 million in fiscal 2011 to $15.1 million in fiscal 2012 and by higher SG&A. The lower cost of revenues as a percentage of revenues was primarily due to the initial closings at two of our high-rise buildings located in the New York and New Jersey urban markets which had significantly higher margins than our other products and lower inventory impairment charges in fiscal 2012, as compared to fiscal 2011. In fiscal 2012 and 2011, we recognized inventory impairment charges of $1.8 million and $3.8 million, respectively. The $17.1 million decrease in income from unconsolidated entities in fiscal 2012 was due principally to a decrease in income generated from two of our high-rise joint ventures where unit availability has diminished since fiscal 2011 as they have closed most or all of their condominium units.

### Mid-Atlantic

Revenues in fiscal 2012 were higher than those in fiscal 2011 by $64.8 million, or 12.9%. The increase in revenues was primarily attributable to a 15.6% increase in the number of homes delivered, partially offset by a 2.3% decrease in the average selling price of the homes delivered. The increase in the number of homes delivered in fiscal 2012, as compared to fiscal 2011, was primarily due to a higher backlog at October 31, 2011, as compared to October 31, 2010, primarily in Pennsylvania and Virgina. The decrease in the average price of homes delivered in fiscal 2012, as compared to fiscal 2011, was primarily attributable to a shift in the number of homes delivered to less expensive areas and/or products.

The value of net contracts signed during fiscal 2012 increased by $157.4 million, or 31.2%, from fiscal 2011. The increase was due to a 33.0% increase in the number of net contracts signed partially offset by a 1.4% decrease in the average value of each net contract. The increase in the number of net contracts signed was primarily due to a 10% increase in the number of selling communities and an increase in home buyer demand in fiscal 2012, as compared to fiscal 2011. The decrease in the average sales price of net contracts signed was primarily due to a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2012, as compared to fiscal 2011.

We reported income before income taxes in fiscal 2012 and 2011 of $67.8 million and $57.6 million, respectively. The increase in the income before income taxes in fiscal 2012 was primarily due higher earnings from the increased revenues in fiscal 2012, as compared to fiscal 2011, offset, in part, by higher inventory impairment charges and SG&A in fiscal 2012, as compared to fiscal 2011. We recognized inventory impairment charges of $6.1 million and $4.3 million fiscal 2012 and 2011, respectively.

### South

Revenues in fiscal 2012 were higher than those in fiscal 2011 by $81.7 million, or 28.7%. This increase was attributable to a 19.9% increase in the number of homes delivered and a 7.3% increase in the average price of the homes delivered. The increase in the number of homes delivered in fiscal 2012, as compared to fiscal 2011, was primarily due to a higher backlog at October 31, 2011, as compared to October 31, 2010, which was the result of an increase in the number of net contracts signed in fiscal 2011 as compared to fiscal 2010. The increase in the average price of the homes delivered in fiscal 2012, as compared to fiscal 2011, was primarily attributable to a shift in the number of homes delivered to more expensive areas and/or products in fiscal 2012, as compared to fiscal 2011.

In fiscal 2012, the value of net contracts signed increased by $198.5 million, or 51.1%, as compared to fiscal 2011. The increase was attributable to increases of 39.7% and 8.2% in the number and average value of net contracts signed, respectively. The increase in the number of net contracts signed in fiscal 2012, as compared to fiscal 2011, was primarily due to increased demand and an increase in the number of selling communities in fiscal 2012, as compared to fiscal 2011. The increase in the average sales price of net contracts signed was primarily due to a shift in the number of contracts signed to more expensive areas and/or products in fiscal 2012, as compared to fiscal 2011.

We reported income before income taxes of $18.0 million in fiscal 2012, as compared to a loss before income taxes of $25.9 million in fiscal 2011. The increase in the income before income taxes was primarily due to lower inventory impairment charges in fiscal 2012, as compared to fiscal 2011, $15.2 million of impairment charges that we recognized on one of our investments in unconsolidated entities in fiscal 2011 which did not recur in 2012, and higher earnings from the increased revenues in fiscal 2012, as compared to fiscal 2011. In fiscal 2012 and 2011, we recognized inventory impairment charges of $6.0 million and $20.8 million, respectively.

### West

Revenues in fiscal 2012 were higher than those in fiscal 2011 by $128.3 million, or 41.4%. The increase in revenues was attributable to a 53.7% increase in the number of homes delivered, offset, in part, by an 8.0% decrease in the average sales price of the homes delivered. The increase in the number of homes delivered was primarily attributable to home deliveries in Washington from CamWest. The decrease in the average price of the homes delivered was primarily due to a shift in the number of homes delivered to less expensive products and/or locations, primarily in Arizona and Washington, in fiscal 2012, as compared to fiscal 2011.

The value of net contracts signed during fiscal 2012 increased $371.2 million, or 131.4%, as compared to fiscal 2011. This increase was due to a 122.1% increase in the number of net contracts signed and a 4.2% increase in the average value of each net contract signed. The increase in the number of net contracts signed was due to the addition of communities in Washington from CamWest where we entered into 254 net contracts in fiscal 2012 and an increase in the number of selling communities and demand in other states in fiscal 2012, as compared to fiscal 2011.

In fiscal 2012, we reported income before income taxes of $39.4 million, as compared to a loss before income taxes of $27.1 million in fiscal 2011. The increase in income before income taxes was primarily due to a $25.7 million impairment charge that we recognized on our South Edge investment in fiscal 2011 which did not recur in fiscal 2012, a $22.1 million decrease in inventory impairment charges and write-offs and higher earnings from the increased amount of revenues in fiscal 2012, as compared to fiscal 2011, offset, in part, by higher cost of revenues, excluding inventory impairment charges and interest, as a percentage of revenues, in fiscal 2012, as compared to fiscal 2011. In fiscal 2011, we recognized inventory impairment charges and write-offs of $22.9 million, as compared to $0.8 million in fiscal 2012. Cost of revenues as a percentage of revenues, excluding impairments and interest, was 78.2% of revenues in fiscal 2012, as compared to 75.9% in fiscal 2011. The increase in cost of revenues, excluding inventory impairment charges and interest, as a percentage of revenue in fiscal 2012, as compared to fiscal 2011, was primarily due to the impact of purchase accounting on the homes delivered in fiscal 2012 from our acquisition of CamWest, offset, in part, by improved margins in California and Nevada.

### Other

In fiscal 2012 and 2011, other loss before income taxes was $84.1 million and $76.5 million, respectively. The increase in the loss in fiscal 2012, as compared to fiscal 2011, was primarily due to higher unallocated SG&A in fiscal 2012, as compared to fiscal 2011, offset, in part, by an increase of income recognized from our Gibraltar operations in fiscal 2012, as compared to fiscal 2011. The increase in unallocated SG&A in fiscal 2012, as compared to fiscal 2011, was primarily due to increased compensation costs in fiscal 2012, as compared to fiscal 2011, and a reduction in SG&A in fiscal 2011 from an insurance claim recovery.

## Fiscal 2011 Compared to Fiscal 2010

### North

Revenues in fiscal 2011 were lower than those for fiscal 2010 by $26.1 million, or 6.4%. The decrease in revenues was primarily attributable to a 7.2% decrease in the number of homes delivered. The decrease in the number of homes delivered in the fiscal 2011 period, as compared to the fiscal 2010 period, was primarily due to a lower backlog at October 31, 2010, as compared to October 31, 2009, and a reduction in the number of units closed at several of our high-rise communities where unit availability has dwindled.

The value of net contracts signed in fiscal 2011 was $429.6 million, a 12.1% increase from the $383.4 million of net contracts signed during fiscal 2010. This increase was primarily due to an 11.3% increase in the average value of each net contract. The increase in the average sales price of net contracts signed in fiscal 2011, as compared to fiscal 2010, was primarily attributable to a shift in the number of contracts signed to more expensive areas and/or products in fiscal 2011, as compared fiscal 2010.

For the year ended October 31, 2011, we reported income before income taxes of $42.5 million, as compared to a $2.3 million loss for fiscal 2010. The increase in income in fiscal 2011 was primarily attributable to a decrease in impairment charges in fiscal 2011 of $25.6 million, as compared to fiscal 2010, an increase in income from unconsolidated entities of $19.5 million in fiscal 2011, as compared to fiscal 2010, and lower costs on homes delivered in fiscal 2011 than those delivered in fiscal 2010, offset, in part, by higher SG&A expenses and a decline in retained customer deposits in fiscal 2011, as compared to fiscal 2010. In fiscal 2011 and 2010, we recognized inventory impairment charges of $3.8 million and $29.4 million, respectively. The increase in income from unconsolidated entities in fiscal 2011 was due principally to income generated from two of our high-rise construction joint ventures that commenced delivery of units in the second and third quarters of fiscal 2010 and the recovery of an investment in an unconsolidated entity that we had previously impaired.

### Mid-Atlantic

Revenues in fiscal 2011 were higher than those of fiscal 2010 by $11.3 million, or 2.3%. This increase was attributable to a 1.3% increase in the number of homes delivered and a 1.1% increase in the average price of the homes delivered. The increase in the number of homes delivered in fiscal 2011, as compared to fiscal 2010, was primarily due a higher number of net contracts signed in the first six months of fiscal 2011, as compared to the first six months of fiscal 2010, offset, in part, by a lower backlog at October 31, 2010, as compared to October 31, 2009. The increase in the average price of the homes delivered in the fiscal 2011 period, as compared to the fiscal 2010 period, was primarily related to a shift in the number of homes delivered to more expensive products and/or locations.

The value of net contracts signed in fiscal 2011 increased by $25.2 million, or 5.3%, from the value of net contracts signed in fiscal 2010. The increase was due to a 4.8% increase in the number of contracts signed and a 0.5% increase in the average value of each net contract signed. The increase in the number of net contracts signed in fiscal 2011, as compared to fiscal 2010, was primarily due to an increase of 22.3% in the number of net contracts signed, primarily in Virginia, in the three months ended October 31, 2011, as compared to the three months ended October 31, 2010.

We reported income before income taxes for fiscal 2011 and 2010 of $57.6 million and $33.9 million, respectively. The increase in the income before income taxes was primarily due to a decrease in the cost of revenues in fiscal 2011, as compared to fiscal 2010. The decrease in the cost of revenues was primarily due to lower costs of the homes delivered in fiscal 2011 than those delivered in fiscal 2010 and lower impairment charges in fiscal 2011, as compared to fiscal 2010. The lower costs were due to the delivery of fewer quick-delivery homes in the fiscal 2011 period, as compared to the fiscal 2010 period, as our supply of such homes has dwindled, and to reduced sales incentives in general on the homes delivered in fiscal 2011, as compared to fiscal 2010. Generally, we give higher sales incentives on quick-delivery homes than on our to-be-built homes. In addition, reduced costs were realized in the fiscal 2011 period because fewer homes were delivered from certain higher cost communities in fiscal 2011, as compared to the fiscal 2010 period, as these communities closed out. We recognized inventory impairment charges of $4.3 million and $11.0 million for fiscal 2011 and 2010, respectively.

### South

Revenues in fiscal 2011 were higher than those in fiscal 2010 by $20.7 million, or 7.8%. This increase was attributable to a 4.8% increase in the number of homes delivered and a 2.9% increase in the average price of the homes delivered. The increase in the number of homes delivered in fiscal 2011, as compared to fiscal 2010, was primarily due to the increased number of communities that we were delivering from in fiscal 2011, as compared to fiscal 2010. The increase in the average price of the homes delivered in fiscal 2011, as compared to fiscal 2010, was primarily attributable to a shift in the number of homes delivered to more expensive areas and/or products in fiscal 2011, as compared to fiscal 2010.

In fiscal 2011, the value of net contracts signed increased by $112.5 million, or 40.8%, as compared to fiscal 2010. The increase was attributable to increases of 30.5% and 7.9% in the number and average value of net contracts signed, respectively. The increase in the number of net contracts signed in fiscal 2011, as compared to fiscal 2010, was primarily due to an increase in the number of selling communities in fiscal 2011, as compared to fiscal 2010. The increase in the average sales price of net contracts signed was primarily due to a shift in the number of contracts signed to more expensive areas and/or products in fiscal 2011, as compared to fiscal 2010.

For fiscal 2011 and 2010, we reported losses before income taxes of $25.9 million and $35.2 million, respectively. The decline in the loss before income taxes was primarily due to lower impairment charges in fiscal 2011 of $16.3 million, as compared to fiscal 2010, and lower costs on homes delivered in fiscal 2011 than those delivered in fiscal 2010, offset, in part, by an increase in the loss from unconsolidated entities of $15.6 million in fiscal 2011, as compared to fiscal 2010. Cost of revenues as a percentage of revenues, excluding impairments, was 78.2% of revenues in fiscal 2011, as compared to 80.4% in fiscal 2010. This decrease in fiscal 2011, as compared to fiscal 2010, was due primarily to lower sales incentives, primarily on quick-delivery homes, in fiscal 2011, as compared to fiscal 2010. The increase in the loss from unconsolidated entities was primarily due to $15.2 million of impairment charges that we recognized on one of our investments.

### West

Revenues in fiscal 2011 were lower than those in fiscal 2010 by $24.8 million, or 7.4%. The decrease in revenues was attributable to a 5.5% decrease in the average sales price of the homes delivered and a 2.0% decrease in the number of homes delivered. The decrease in the average price of the homes delivered was primarily due to a shift in the number of homes delivered to less expensive products and/or locations, primarily in Arizona and Nevada, in fiscal 2011, as compared to fiscal 2010.

The value of net contracts signed during fiscal 2011 decreased $51.1 million, or 15.3%, as compared to fiscal 2010. This decrease was due to an 11.2% decrease in the average value of each net contract signed and a 4.7% decrease in the number of net contracts signed. The decrease in the average sales price of net contracts signed was primarily due to a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2011, as compared to fiscal 2010. The decrease in the number of net contracts signed was due to an 11.5% decline in the number of selling communities in fiscal 2011, as compared to fiscal 2010, offset, in part, by an increase in housing demand in Arizona in fiscal 2011, as compared to fiscal 2010.

We reported losses before income taxes for fiscal 2011 and 2010 of $27.1 million and $11.9 million, respectively. The increase in the loss before income taxes was primarily due to a decrease in income from unconsolidated entities of $35.9 million in fiscal 2011, as compared to fiscal 2010, offset, in part, by lower inventory impairment charges and lower cost of revenues, excluding impairments, in fiscal 2011, as compared to fiscal 2010. The increase in the loss from unconsolidated entities was primarily due to $25.7 million of impairment charges that we recognized on one of our investments in unconsolidated entities in fiscal 2011 and the reversal of $11.0 million in fiscal 2010 of accrued costs related to litigation against us and an unconsolidated entity in which we had an investment, due to settlement of the litigation for an amount that was less than we had previously estimated. In fiscal 2011 and fiscal 2010, we recognized inventory impairment charges and write-offs of $22.9 million and $37.7 million, respectively. Cost of revenues as a percentage of revenues, excluding impairments, was 75.9% in fiscal 2011, as compared to 78.4% in fiscal 2010. The decrease in cost of revenues, excluding inventory impairment charges, as a percentage of revenue in fiscal 2011, as compared to fiscal 2010, was due primarily to the delivery of fewer quick-delivery homes in fiscal 2011, as compared to fiscal 2010, as our supply of such homes dwindled, and to reduced sales incentives on quick-delivery homes delivered in fiscal 2011, as compared to fiscal 2010. Generally, we give higher sales incentives on quick-delivery homes than on our to-be-built homes.

### Other

For fiscal 2011 and 2010, other loss before income taxes was $76.5 million and $101.7 million, respectively. The decrease in the loss in fiscal 2011, as compared to fiscal 2010, was primarily due to a decrease of $21.2 million of interest directly expensed in fiscal 2011, as compared to fiscal 2010, and an increase of $7.2 million of income recognized from our Gibraltar operations in fiscal 2011, as compared to fiscal 2010, offset, in part, by an increase of $2.6 million of costs related to the repurchase of our senior notes in open market transactions in fiscal 2011, as compared to fiscal 2010.

## Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk primarily due to fluctuations in interest rates. We utilize both fixed-rate and variable-rate debt. For fixed-rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our earnings or cash flow. Conversely, for variable-rate debt, changes in interest rates generally do not affect the fair market value of the debt instrument but do affect our earnings and cash flow. We do not have the obligation to prepay fixed-rate debt prior to maturity and, as a result, interest rate risk and changes in fair market value should not have a significant impact on such debt until we are required to refinance such debt.

At October 31, 2012, our debt obligations, principal cash flows by scheduled maturity, weighted-average interest rates and estimated fair value were as follows ($ amounts in thousands):

| | Fixed-rate debt | | Variable-rate debt (a) | |
|---|---|---|---|---|
| Fiscal year of maturity | Amount | Weighted-average interest rate (%) | Amount | Weighted-average interest rate (%) |
| 2013 | $ 193,023 | 5.87% | $ 72,814 | 2.99% |
| 2014 | 277,942 | 4.90% | 150 | 0.42% |
| 2015 | 309,953 | 5.12% | 150 | 0.42% |
| 2016 | 2,097 | 5.75% | 150 | 0.42% |
| 2017 | 401,918 | 8.90% | 150 | 0.42% |
| Thereafter | 991,378 | 4.53% | 11,945 | 0.29% |
| Discount | (8,726) | | | |
| Total | $ 2,167,585 | 5.59% | 85,359 | 2.60% |
| Fair value at October 31, 2012 | $ 2,426,587 | | $ 85,359 | |

(a) Based upon the amount of variable-rate debt outstanding at October 31, 2012, and holding the variable-rate debt balance constant, each 1% increase in interest rates would increase the interest incurred by us by approximately $0.9 million per year.

## Stock Price

The following table sets forth the price range of our common stock on the New York Stock Exchange for each fiscal quarter during the two years ended October 31, 2012.

| | Three months ended | | | |
|---|---|---|---|---|
| | October 31 | July 31 | April 30 | January 31 |
| 2012 | | | | |
| High | $ 37.07 | $ 31.33 | $ 25.79 | $ 23.67 |
| Low | $ 28.39 | $ 23.83 | $ 21.78 | $ 16.78 |
| 2011 | | | | |
| High | $ 20.31 | $ 21.93 | $ 22.42 | $ 21.33 |
| Low | $ 13.16 | $ 19.53 | $ 19.08 | $ 17.36 |

The closing price of our common stock on the New York Stock Exchange on the last trading day of our fiscal years ended October 31, 2012, 2011 and 2010 was $33.01, $17.44 and $17.94, respectively. At December 16, 2012, there were approximately 776 record holders of our common stock.

## Stockholder Return Performance Graph

The following graph and chart compares the five-year cumulative total return (assuming an investment of $100 was made on October 31, 2007 and that dividends, if any, were reinvested) from October 31, 2007 to October 31, 2012, for (a) our common stock, (b) the Standard & Poor's Homebuilding Index (the "S&P Homebuilding Index") and (c) the Standard & Poor's 500 Composite Stock Index (the "S&P 500 Index"):


$160
$140
$120
$100
$80
$60
$40
$20
$0
2007
2008
2009
2010
2011
2012
Toll Brothers, Inc.
S&P 500 Index
S&P Homebuilding Index

| October 31: | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|---|
| Toll Brothers, Inc. | 100.00 | 100.92 | 75.60 | 78.31 | 76.12 | 144.09 |
| S&P 500 | 100.00 | 63.90 | 70.17 | 81.76 | 88.37 | 101.81 |
| S&P Homebuilding | 100.00 | 56.37 | 61.40 | 59.76 | 57.35 | 136.06 |

## Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of October 31, 2012.

Our independent registered public accounting firm, Ernst & Young LLP, has issued its report, which is included herein, on the effectiveness of our internal control over financial reporting.

## Report of Independent Registered Public Accounting Firm

### THE BOARD OF DIRECTORS AND STOCKHOLDERS OF TOLL BROTHERS, INC.

We have audited Toll Brothers, Inc.'s internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Toll Brothers, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Toll Brothers, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Toll Brothers, Inc. as of October 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended October 31, 2012 of Toll Brothers, Inc. and our report dated December 28, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

Philadelphia, Pennsylvania
December 28, 2012

## Report of Independent Registered Public Accounting Firm

### THE BOARD OF DIRECTORS AND STOCKHOLDERS OF TOLL BROTHERS, INC.

We have audited the accompanying consolidated balance sheets of Toll Brothers, Inc. as of October 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended October 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toll Brothers, Inc. at October 31, 2012 and 2011, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended October 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Toll Brothers Inc.'s internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 28, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

Philadelphia, Pennsylvania
December 28, 2012

## Consolidated Statements of Operations *(amounts in thousands, except per share data)*

| | Year ended October 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Revenues | $ 1,882,781 | $ 1,475,881 | $ 1,494,771 |
| Cost of revenues | 1,532,095 | 1,260,770 | 1,376,558 |
| Selling, general and administrative | 287,257 | 261,355 | 263,224 |
| Interest expense | | 1,504 | 22,751 |
| | 1,819,352 | 1,523,629 | 1,662,533 |
| Income (loss) from operations | 63,429 | (47,748) | (167,762) |
| Other: | | | |
| Income (loss) from unconsolidated entities | 23,592 | (1,194) | 23,470 |
| Other income — net | 25,921 | 23,403 | 28,313 |
| Expenses related to early retirement of debt | | (3,827) | (1,208) |
| Income (loss) before income taxes | 112,942 | (29,366) | (117,187) |
| Income tax benefit | (374,204) | (69,161) | (113,813) |
| Net income (loss) | $ 487,146 | $ 39,795 | $ (3,374) |
| Income (loss) per share: | | | |
| Basic | $ 2.91 | $ 0.24 | $ (0.02) |
| Diluted | $ 2.86 | $ 0.24 | $ (0.02) |
| Weighted-average number of shares: | | | |
| Basic | 167,346 | 167,140 | 165,666 |
| Diluted | 170,154 | 168,381 | 165,666 |

See accompanying notes.

## Consolidated Balance Sheets *(amounts in thousands)*

| | October 31, 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 778,824 | $ 906,340 |
| Marketable securities | 439,068 | 233,572 |
| Restricted cash | 47,276 | 19,760 |
| Inventory | 3,761,187 | 3,416,723 |
| Property, construction and office equipment, net | 106,214 | 99,712 |
| Receivables, prepaid expenses and other assets | 148,315 | 105,576 |
| Mortgage loans receivable | 86,386 | 63,175 |
| Customer deposits held in escrow | 29,579 | 14,859 |
| Investments in and advances to unconsolidated entities | 330,617 | 126,355 |
| Investments in non-performing loan portfolios and foreclosed real estate | 95,522 | 69,174 |
| Deferred tax assets, net of valuation allowances | 358,056 | |
| | $ 6,181,044 | $ 5,055,246 |
| **LIABILITIES AND EQUITY** | | |
| Liabilities | | |
| Loans payable | $ 99,817 | $ 106,556 |
| Senior notes | 2,080,463 | 1,490,972 |
| Mortgage company warehouse loan | 72,664 | 57,409 |
| Customer deposits | 142,977 | 83,824 |
| Accounts payable | 99,911 | 96,817 |
| Accrued expenses | 476,350 | 521,051 |
| Income taxes payable | 80,991 | 106,066 |
| Total liabilities | 3,053,173 | 2,462,695 |
| Equity | | |
| Stockholders' equity | | |
| Preferred stock, none issued | - | - |
| Common stock, 168,690 and 168,675 shares issued at October 31, 2012 and 2011, respectively | 1,687 | 1,687 |
| Additional paid-in capital | 404,418 | 400,382 |
| Retained earnings | 2,721,397 | 2,234,251 |
| Treasury stock, at cost - 53 shares and 2,946 shares at October 31, 2012 and 2011, respectively | (983) | (47,065) |
| Accumulated other comprehensive loss | (4,819) | (2,902) |
| Total stockholders' equity | 3,121,700 | 2,586,353 |
| Noncontrolling interest | 6,171 | 6,198 |
| Total equity | 3,127,871 | 2,592,551 |
| | $ 6,181,044 | $ 5,055,246 |

See accompanying notes.

## Consolidated Statements of Changes in Equity *(amounts in thousands)*

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Loss | Noncontrolling Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | $ | $ | $ | $ | $ | $ | $ |
| Balance, November 1, 2009 | 164,732 | $ 1,647 | $ 316,518 | $ 2,197,830 | $ (159) | $ (2,637) | $ 3,283 | $ 2,516,482 |
| Net loss | | | | (3,374) | | | | (3,374) |
| Purchase of treasury stock | (31) | | | | (588) | | | (588) |
| Exercise of stock options | 1,684 | 17 | 33,638 | | 620 | | | 34,275 |
| Employee benefit plan issuances | 24 | | 435 | | | | | 435 |
| Conversion of restricted stock units to stock | 3 | | 61 | | 31 | | | 92 |
| Stock-based compensation | | | 9,332 | | | | | 9,332 |
| Issuance of restricted stock | 1 | | 22 | | | | | 22 |
| Other comprehensive income | | | | | | 2,060 | | 2,060 |
| Capital contribution | | | | | | | 277 | 277 |
| Balance, October 31, 2010 | 166,413 | 1,664 | 360,006 | 2,194,456 | (96) | (577) | 3,560 | 2,559,013 |
| Net income | | | | 39,795 | | | | 39,795 |
| Purchase of treasury stock | | | (1) | | (49,102) | | | (49,103) |
| Exercise of stock options | 2,236 | 23 | 23,156 | | 1,940 | | | 25,119 |
| Employee benefit plan issuances | 15 | | 285 | | 126 | | | 411 |
| Conversion of restricted stock units to stock | 10 | | 208 | | 67 | | | 275 |
| Stock-based compensation | | | 8,626 | | | | | 8,626 |
| Issuance of restricted stock and stock units | 1 | | 8,102 | | | | | 8,102 |
| Other comprehensive loss | | | | | | (2,325) | | (2,325) |
| Capital contribution | | | | | | | 2,638 | 2,638 |
| Balance, October 31, 2011 | 168,675 | 1,687 | 400,382 | 2,234,251 | (47,065) | (2,902) | 6,198 | 2,592,551 |
| Net income | | | | 487,146 | | | | 487,146 |
| Purchase of treasury stock | | | | | (505) | | | (505) |
| Exercise of stock options | 13 | | (9,831) | | 44,472 | | | 34,641 |
| Employee benefit plan issuances | | | 174 | | 301 | | | 475 |
| Conversion of restricted stock units to stock | | | (1,814) | | 1,814 | | | - |
| Stock-based compensation | | | 7,411 | | | | | 7,411 |
| Issuance of restricted stock and stock units | 2 | | 8,096 | | | | | 8,096 |
| Other comprehensive loss | | | | | | (1,917) | | (1,917) |
| Loss attributable to non-controlling interest | | | | | | | (27) | (27) |
| Balance, October 31, 2012 | 168,690 | $ 1,687 | $ 404,418 | $ 2,721,397 | $ (983) | $ (4,819) | $ 6,171 | $ 3,127,871 |

See accompanying notes.

## Consolidated Statements of Cash Flows *(amounts in thousands)*

| | Year ended October 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Cash flow (used in) provided by operating activities:** | | | |
| Net income (loss) | $ 487,146 | $ 39,795 | $ (3,374) |
| Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities: | | | |
| Depreciation and amortization | 22,586 | 23,142 | 20,044 |
| Stock-based compensation | 15,575 | 12,494 | 11,677 |
| (Recovery) impairment of investment in unconsolidated entities | (2,311) | 40,870 | |
| Excess tax benefits from stock-based compensation | (5,776) | | (4,954) |
| Income from unconsolidated entities | (21,281) | (39,676) | (23,470) |
| Distributions of earnings from unconsolidated entities | 5,258 | 12,081 | 10,297 |
| Income from non-performing loan portfolios and foreclosed real estate | (12,444) | (5,113) | |
| Deferred tax benefit | 41,810 | (18,188) | 60,697 |
| Deferred tax valuation allowances | (394,718) | 18,188 | (60,697) |
| Inventory impairments and write-offs | 14,739 | 51,837 | 115,258 |
| Change in fair value of mortgage loans receivable and derivative instruments | (670) | 475 | (970) |
| Gain on marketable securities | (40) | | |
| Expenses related to early retirement of debt | | 3,827 | 1,208 |
| Changes in operating assets and liabilities | | | |
| Increase in inventory | (195,948) | (215,738) | (140,344) |
| Origination of mortgage loans | (651,618) | (630,294) | (628,154) |
| Sale of mortgage loans | 629,397 | 659,610 | 579,221 |
| (Increase) decrease in restricted cash | (27,516) | 41,146 | (60,906) |
| Increase in receivables, prepaid expenses and other assets | (33,922) | (11,522) | (3,115) |
| Increase (decrease) in customer deposits | 44,383 | 13,175 | (15,182) |
| Decrease in accounts payable and accrued expenses | (58,537) | (28,624) | (38,598) |
| Decrease in income tax refund recoverable | | 141,590 | 20,250 |
| (Decrease) increase in income taxes payable | (25,075) | (56,225) | 14,828 |
| Net cash (used in) provided by operating activities | (168,962) | 52,850 | (146,284) |

| | Year ended October 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Cash flow used in investing activities:** | | | |
| Purchase of property and equipment — net | (14,495) | (9,553) | (4,830) |
| Purchase of marketable securities | (579,958) | (452,864) | (157,962) |
| Sale and redemption of marketable securities | 368,253 | 408,831 | 60,000 |
| Investment in and advances to unconsolidated entities | (217,160) | (132) | (58,286) |
| Return of investments in unconsolidated entities | 38,368 | 43,309 | 9,696 |
| Investment in non-performing loan portfolios and foreclosed real estate | (30,090) | (66,867) | |
| Return of investments in non-performing loan portfolios and foreclosed real estate | 16,707 | 2,806 | |
| Acquisition of a business | (144,746) | | |
| Net cash used in investing activities | (563,121) | (74,470) | (151,382) |
| **Cash flow provided by (used in) financing activities:** | | | |
| Net proceeds from issuance of senior notes | 578,696 | | |
| Proceeds from loans payable | 1,002,934 | 921,251 | 927,233 |
| Principal payments of loans payable | (1,016,081) | (952,621) | (1,316,514) |
| Redemption of senior subordinated notes | | | (47,872) |
| Redemption of senior notes | | (58,837) | (46,114) |
| Proceeds from stock-based benefit plans | 33,747 | 25,531 | 7,589 |
| Excess tax benefits from stock-based compensation | 5,776 | | 4,954 |
| Purchase of treasury stock | (505) | (49,102) | (588) |
| Change in noncontrolling interest | | 2,678 | 320 |
| Net cash provided by (used in) financing activities | 604,567 | (111,100) | (470,992) |
| Net decrease in cash and cash equivalents | (127,516) | (132,720) | (768,658) |
| Cash and cash equivalents, beginning of year | 906,340 | 1,039,060 | 1,807,718 |
| Cash and cash equivalents, end of year | $ 778,824 | $ 906,340 | $ 1,039,060 |

See accompanying notes.

# Notes to Consolidated Financial Statements

## 1. Significant Accounting Policies

### Basis of Presentation

The accompanying consolidated financial statements include the accounts of Toll Brothers, Inc. (the "Company"), a Delaware corporation, and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in 50% or less owned partnerships and affiliates are accounted for using the equity method unless it is determined that the Company has effective control of the entity, in which case the entity would be consolidated.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Liquid investments or investments with original maturities of three months or less are classified as cash equivalents. The carrying value of these investments approximates their fair value.

### Marketable Securities

Marketable securities are classified as available-for-sale, and accordingly, are stated at fair value, which is based on quoted market prices. Changes in unrealized gains and losses are excluded from earnings and are reported as other comprehensive income, net of income tax effects, if any.

### Restricted Cash

Restricted cash primarily represents cash deposits collateralizing certain deductibles under insurance policies, outstanding letters of credit outside of our bank revolving credit facility and cash deposited into a voluntary employee benefit association to fund certain future employee benefits.

### Inventory

Inventory is stated at cost unless an impairment exists, in which case it is written down to fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment" ("ASC 360"). In addition to direct land acquisition costs, land development costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction. For those communities that have been temporarily closed, no additional capitalized interest is allocated to a community's inventory until it reopens. While the community remains closed, carrying costs such as real estate taxes are expensed as incurred.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period of its communities in accordance with ASC 835-20, "Capitalization of Interest" ("ASC 835-20"). Capitalized interest is charged to cost of revenues when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the Consolidated Statement of Operations in the period incurred.

Once a parcel of land has been approved for development and the Company opens one of its typical communities, it may take four or more years to fully develop, sell and deliver all the homes in such community. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. The Company's master planned communities, consisting of several smaller communities, may take up to ten years or more to complete. Because the Company's inventory is considered a long-lived asset under GAAP, the Company is required, under ASC 360, to regularly review the carrying value of each community and write down the value of those communities for which it believes the values are not recoverable.

CURRENT COMMUNITIES: When the profitability of a current community deteriorates, the sales pace declines significantly, or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of a community, the Company uses various estimates such as: (i) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by the Company or by other builders; (ii) the expected sales prices and sales incentives to be offered in a community; (iii) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development, home construction, interest and overhead costs; (iv) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost or the number of homes that can be built on a particular site; and (v) alternative uses for the property such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.

FUTURE COMMUNITIES: The Company evaluates all land held for future communities or future sections of current communities, whether owned or under contract, to determine whether or not it expects to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for current communities described above, as well as an evaluation of the regulatory environment applicable to the land and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain the approvals and the possible concessions that will be required to be given in order to obtain them. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built. Based upon this review, the Company decides (i) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (ii) as to land owned, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. The Company then further determines whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to cost of revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to the Company at the time such estimates are made and its expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, the Company may be required to recognize additional impairment charges and write-offs related to current and future communities.

## Variable Interest Entities

The Company is required to consolidate variable interest entities ("VIEs") in which it has a controlling financial interest in accordance with ASC 810, "Consolidation" ("ASC 810"). A controlling financial interest will have both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company's variable interest in VIEs may be in the form of equity ownership, contracts to purchase assets, management services and development agreements between the Company and a VIE, loans provided by the Company to a VIE or other member and/or guarantees provided by members to banks and other third parties.

The Company has a significant number of land purchase contracts and several investments in unconsolidated entities which it evaluates in accordance with ASC 810. The Company analyzes its land purchase contracts and the unconsolidated entities in which it has an investment to determine whether the land sellers and unconsolidated entities are VIEs and, if so, whether the Company is the primary beneficiary. The Company examines specific criteria and uses its judgment when determining if it is the primary beneficiary of a VIE. Factors considered in determining whether the Company is the primary beneficiary include risk and reward sharing, experience and financial condition of other member(s), voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE's executive committee, existence of unilateral kick-out rights or voting rights, level of economic disproportionality between the Company and the other member(s) and contracts to purchase assets from VIEs. The determination whether an entity is a VIE and, if so, whether the Company is primary beneficiary may require significant judgment.

## Property, Construction and Office Equipment

Property, construction and office equipment are recorded at cost and are stated net of accumulated depreciation of $157.5 million and $153.3 million at October 31, 2012 and 2011, respectively. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. In fiscal 2012, 2011 and 2010, the Company recognized $8.1 million, $9.8 million and $14.1 million of depreciation expense, respectively.

## Mortgage Loans Receivable

Residential mortgage loans held for sale are measured at fair value in accordance with the provisions of ASC 825, "Financial Instruments" ("ASC 825"). The Company believes the use of ASC 825 improves consistency of mortgage loan valuations between the date the borrower locks in the interest rate on the pending mortgage loan and the date of the mortgage loan sale. At the end of the reporting period, the Company determines the fair value of its mortgage loans held for sale and the forward loan commitments it has entered into as a hedge against the interest rate risk of its mortgage loans using the market approach to determine fair value. The evaluation is based on the current market pricing of mortgage loans with similar terms and values as of the reporting date and by applying such pricing to the mortgage loan portfolio. The Company recognizes the difference between the fair value and the unpaid principal balance of mortgage loans held for sale as a gain or loss. In addition, the Company recognizes the fair value of its forward loan commitments as a gain or loss. Interest income on mortgage loans held for sale is calculated based upon the stated interest rate of each loan. In addition, the recognition of net origination costs and fees associated with residential mortgage loans originated are expensed as incurred. These gains and losses, interest income and origination costs and fees are recognized in other income — net in the accompanying Consolidated Statements of Operations.

## Investments in and Advances to Unconsolidated Entities

The trends, uncertainties or other factors that have negatively impacted our business and the industry in general have also impacted the unconsolidated entities in which the Company has investments. In accordance with ASC 323, "Investments — Equity Method and Joint Ventures", the Company reviews each of its investments on a quarterly basis for indicators of impairment. A series of operating losses of an investee, the inability to recover the Company's invested capital, or other factors may indicate that a loss in value of the Company's investment in the unconsolidated entity has occurred. If a loss exists, the Company further reviews to determine if the loss is other than temporary, in which case, it writes down the investment to its fair value. The evaluation of the Company's investment in unconsolidated entities entails a detailed cash flow analysis using many estimates including but not limited to expected sales pace, expected sales prices, expected incentives, costs incurred and anticipated, sufficiency of financing and capital, competition, market conditions and anticipated cash receipts, in order to determine projected future distributions.

Each of the unconsolidated entities evaluates its inventory in a similar manner as the Company. See "Inventory" above for more detailed disclosure on the Company's evaluation of inventory. If a valuation adjustment is recorded by an unconsolidated entity related to its assets, the Company's proportionate share is reflected in the Company's income (loss) from unconsolidated entities with a corresponding decrease to its investment in unconsolidated entities.

The Company is a party to several joint ventures with independent third parties to develop and sell land that is owned by its joint venture partners. The Company recognizes its proportionate share of the earnings from the sale of home sites to other builders. The Company does not recognize earnings from the home sites it purchases from these ventures, but reduces its cost basis in the home sites by its share of the earnings from those home sites.

The Company is also a party to several other joint ventures. The Company recognizes its proportionate share of the earnings and losses of its unconsolidated entities.

## Investments in Non-performing Loan Portfolios and Foreclosed Real Estate

The Company's investments in non-performing loan portfolios were initially recorded at cost which the Company believes was fair value. The fair value was determined by discounting the cash flows expected to be collected from the portfolios using a discount rate that management believes a market participant would use in determining fair value. Management estimated cash flows expected to be collected on a loan-by-loan basis considering the contractual terms of the loan, current and expected loan performance, the manner and timing of disposition, the nature and estimated fair value of real estate or other collateral, and other factors it deemed appropriate. The estimated fair value of the loans at acquisition was significantly less than the contractual amounts due under the terms of the loan agreements.

Since, at the acquisition date, the Company expected to collect less than the contractual amounts due under the terms of the loans based, at least in part, on the assessment of the credit quality of the borrowers, the loans are accounted for in accordance with ASC Topic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality" (ASC 310-30). Under ASC 310-30, the accretable yield, or the amount by which the cash flows expected to be collected at the acquisition date exceeds the estimated fair value of the loan, is recognized in interest and other income over the estimated remaining life of the loan using a level yield methodology provided the Company does not presently have the intention to utilize real estate secured by the loans for use in its operations or significantly improving the collateral for resale. The difference between the contractually required payments of the loan as of the acquisition date and the total cash flows expected to be collected, or non-accretable difference, is not recognized.

Pursuant to ASC 310-30, the Company aggregated loans with common risk characteristics into pools for purposes of recognizing interest income and evaluating changes in estimated cash flows. Loan pools are evaluated as a single loan for purposes of placing the pool on non-accrual status or evaluating loan impairment. Generally, a loan pool is classified as non-accrual when management is unable to reasonably estimate the timing or amount of cash flows expected to be collected from the loan pool or has serious doubts about further collectability of principal or interest. Proceeds received on non-accrual loan pools generally are either applied against principal or reported as other income — net, depending on management's judgment as to the collectability of principal. For the year ended October 31, 2012, none of the Company's loan pools were on non-accrual status.

A loan is removed from a loan pool only when the Company sells, forecloses or otherwise receives assets in satisfaction of the loan, or the loan is written off. Loans removed from a pool are removed at their amortized cost (unpaid principal balance less unamortized discount and provision for loan loss) as of the date of resolution.

The Company periodically re-evaluates cash flows expected to be collected for each loan pool based upon all available information as of the measurement date. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment to the loan pool's yield over its remaining life, which may result in a reclassification from non-accretable difference to accretable yield. Subsequent decreases in cash flows expected to be collected are evaluated to determine whether a provision for loan loss should be established. If decreases in expected cash flows result in a decrease in the estimated fair value of the loan pool below its amortized cost, the loan pool is deemed to be impaired and the Company will record a provision for loan losses to write the loan pool down to its estimated fair value. For the year ended October 31, 2012, the Company recorded a provision for loan losses of $2.3 million. There were no loan losses recorded during the year ended October 31, 2011.

The Company's investments in non-performing loans are classified as held for investment because the Company has the intent and ability to hold them for the foreseeable future.

## Real Estate Owned ("REO")

REO assets, either directly owned or owned through a participation arrangement, acquired through subsequent foreclosure or deed in lieu actions on non-performing loans are initially recorded at fair value based upon third-party appraisals, broker opinions of value, or internal valuation methodologies (which may include discounted cash flows, capitalization rate analysis or comparable transactional analysis). Unobservable inputs used in estimating the fair value of REO assets are based upon the best information available under the circumstances, and take into consideration the financial condition and operating results of the asset, local market conditions, the availability of capital, interest and inflation rates and other factors deemed appropriate by management. REO assets acquired are reviewed to determine if they should be classified as "held and used" or "held for sale". REO classified as "held and used" is stated at carrying cost unless an impairment exists, in which case it is written down to fair value in accordance with ASC 360-10-35. REO classified as "held for sale" is carried at the lower of carrying amount or fair value less cost to sell. An impairment charge is recognized for any decreases in estimated fair value subsequent to the acquisition date. For both classifications, carrying costs incurred after the acquisition, including property taxes and insurance, are expensed.

## Loan Sales

As part of its disposition strategy for the loan portfolios, the Company may sell certain loans to third-party purchasers. The Company recognizes gains or losses on the sale of mortgage loans when the loans have been legally isolated from the Company and it no longer maintains effective control over the transferred assets.

## Fair Value Disclosures

The Company uses ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), to measure the fair value of certain assets and liabilities. ASC 820 provides a framework for measuring fair value in accordance with GAAP, establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and requires certain disclosures about fair value measurements.

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, "Improving Disclosure about Fair Value Measurements" ("ASU 2010-06"), which amended ASC 820 to increase disclosure requirements regarding recurring and non-recurring fair value measurements. The Company adopted ASU 2010-06 as of February 1, 2010, except for the disclosures about Level 3 fair value disclosures which were effective for the Company on November 1, 2011. The adoption of ASU 2010-06 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

The fair value hierarchy is summarized below:

| | |
|---|---|
| Level 1: | Fair value determined based on quoted prices in active markets for identical assets or liabilities. |
| Level 2: | Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active. |
| Level 3: | Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques. |

## Treasury Stock

Treasury stock is recorded at cost. Issuance of treasury stock is accounted for on a first-in, first-out basis. Differences between the cost of treasury stock and the re-issuance proceeds are charged to additional paid-in capital.

## Revenue and Cost Recognition

The construction time of the Company's homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. For single family detached homes, closing normally occurs shortly after construction is substantially completed. In addition, the Company has several high-rise/mid-rise projects that do not qualify for percentage of completion accounting in accordance with ASC 360, which are included in this category of revenues and costs. Based upon the current accounting rules and interpretations, the Company does not believe that any of its current or future communities currently qualify or will qualify in the future for percentage of completion accounting.

For the Company's standard attached and detached homes, land, land development and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development and related costs of master planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

For high-rise/mid-rise projects that do not qualify for percentage of completion accounting, land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

FORFEITED CUSTOMER DEPOSITS: Forfeited customer deposits are recognized in other income — net in the period in which the Company determines that the customer will not complete the purchase of the home and it has the right to retain the deposit.

SALES INCENTIVES: In order to promote sales of its homes, the Company grants its home buyers sales incentives from time to time. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as special or additional options, are generally reflected as a reduction in sales revenues. Incentives that the Company pays to an outside party, such as paying some or all of a home buyer's closing costs, are recorded as an additional cost of revenues. Incentives are recognized at the time the home is delivered to the home buyer and the Company receives the sales proceeds.

## Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were $11.4 million, $11.1 million and $9.2 million for the years ended October 31, 2012, 2011 and 2010, respectively.

## Warranty Costs

The Company provides all of its home buyers with a limited warranty as to workmanship and mechanical equipment. The Company also provides many of its home buyers with a limited ten-year warranty as to structural integrity. The Company accrues for expected warranty costs at the time each home is closed and title and possession have been transferred to the buyer. Costs are accrued based upon historical experience.

## Insurance Costs

The Company accrues for the expected costs associated with the deductibles and self-insured amounts under its various insurance policies.

## Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, "Compensation — Stock Compensation" ("ASC 718"). The Company used a lattice model for the valuation for its stock option grants. The option pricing models used are designed to estimate the value of options that, unlike employee stock options and restricted stock units, can be traded at any time and are transferable. In addition to restrictions on trading, employee stock options and restricted stock units may include other restrictions such as vesting periods. Further, such models require the input of highly subjective assumptions, including the expected volatility of the stock price.

## Income Taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). Deferred tax assets and liabilities are recorded based on temporary differences between the amounts reported for financial reporting purposes and the amounts reported for income tax purposes. In accordance with the provisions of ASC 740, the Company assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. See "Income Taxes — Valuation Allowance" below.

Federal and state income taxes are calculated on reported pre-tax earnings (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. ASC 740 requires a company to recognize the financial statement effect of a tax position when it is "more-likely-than-not" (defined as a substantiated likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The inability of the Company to determine that a tax position meets the "more-likely-than-not" recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that the Company has taken.

If a tax position does not meet the "more-likely-than-not" recognition threshold, despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the Consolidated Statements of Operations and the Company is required to accrue potential interest and penalties until the uncertainty is resolved. Potential interest and penalties are recognized as a component of the provision for income taxes which is consistent with the Company's historical accounting policy. Differences between amounts taken in a tax return and amounts recognized in the financial statements are considered unrecognized tax benefits. The Company believes that it has a reasonable basis for each of its filing positions and intends to defend those positions if challenged by the IRS or other taxing jurisdiction. If the IRS or other taxing authorities do not disagree with the Company's position, and after the statute of limitations expires, the Company will recognize the unrecognized tax benefit in the period that the uncertainty of the tax position is eliminated.

### Income Taxes — Valuation Allowance

Significant judgment is applied in assessing the realizability of deferred tax assets. In accordance with GAAP, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. The Company assesses the need for valuation allowances for deferred tax assets based on GAAP's "more-likely-than-not" realization threshold criteria. In the Company's assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. This assessment considers, among other matters, the nature, consistency and magnitude of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, the Company's experience with operating loss and tax credit carryforwards being used before expiration and tax planning alternatives.

The Company's assessment of the need for a valuation allowance on its deferred tax assets includes assessing the likely future tax consequences of events that have been recognized in its consolidated financial statements or tax returns. Changes in existing tax laws or rates could affect the Company's actual tax results and its future business results may affect the amount of its deferred tax liabilities or the valuation of its deferred tax assets over time. The Company's accounting for deferred tax assets represents its best estimate of future events.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), actual results could differ from the estimates used in the Company's analysis. The Company's assumptions require significant judgment because the residential home building industry is cyclical and is highly sensitive to changes in economic conditions. If the Company's results of operations are less than projected and there is insufficient objectively verifiable positive evidence to support the "more-than-likely-than-not" realization of its deferred tax assets, a valuation allowance would be required to reduce or eliminate its deferred tax assets.

### Noncontrolling Interest

The Company has a 67% interest in an entity that is developing land. The financial statements of this entity are consolidated in the Company's consolidated financial statements. The amounts shown in the Company's Consolidated Balance Sheets under "Noncontrolling interest" represent the noncontrolling interest attributable to the 33% minority interest not owned by the Company.

Geographic Segment Reporting

The Company has determined that its home building operations operate in four geographic segments: North, Mid-Atlantic, South and West. The states comprising each geographic segment are as follows:

| | |
|---|---|
| **North:** | Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York |
| **Mid-Atlantic:** | Delaware, Maryland, Pennsylvania and Virginia |
| **South:** | Florida, North Carolina and Texas |
| **West:** | Arizona, California, Colorado, Nevada and Washington |

In fiscal 2011, the Company discontinued the sale of homes in South Carolina. In fiscal 2010, the Company discontinued the sale of homes in West Virginia and Georgia. The operations in South Carolina, West Virginia and Georgia were immaterial to the South and Mid-Atlantic geographic segments.

### Related Party Transactions

See Note 4 "Investments in and Advances to Unconsolidated Entities" for information regarding Toll Brothers Realty Trust.

### Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, "Statement of Comprehensive Income" ("ASU 2011-05"), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The adoption of this guidance, which relates to presentation only, is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows. ASU 2011-05 will be effective for the Company's fiscal year beginning November 1, 2012.

### Reclassification

Certain prior period amounts have been reclassified to conform to the fiscal 2012 presentation.

## 2. Acquisition

In November 2011, the Company acquired substantially all of the assets of CamWest Development LLC ("CamWest") for approximately $144.7 million in cash. The assets acquired were primarily inventory. As part of the acquisition, the Company assumed contracts to deliver approximately 29 homes with an aggregate value of $13.7 million. The average price of the homes in backlog at the date of acquisition was approximately $471,000. The assets the Company acquired included approximately 1,245 home sites owned and 254 home sites controlled through land purchase agreements. The Company's selling community count increased by 15 communities at the acquisition date. The acquisition of the assets of CamWest was not material to the Company's results of operations or its financial condition. In fiscal 2012, the Company delivered 201 homes and generated revenues of $99.7 million through its CamWest operations.

## 3. Inventory

Inventory at October 31, 2012 and 2011 consisted of the following (amounts in thousands):

| | 2012 | 2011 |
|---|---|---|
| Land controlled for future communities | $ 56,300 | $ 46,581 |
| Land owned for future communities | 1,040,373 | 979,145 |
| Operating communities | 2,664,514 | 2,390,997 |
| | $ 3,761,187 | $ 3,416,723 |

Operating communities include communities offering homes for sale, communities that have sold all available home sites but have not completed delivery of the homes, communities that were previously offering homes for sale but are temporarily closed due to business conditions or non-availability of improved home sites and that are expected to reopen within twelve months of the end of the fiscal year being reported on and communities preparing to open for sale. The carrying value attributable to operating communities includes the cost of homes under construction, land and land development costs, the carrying cost of home sites in current and future phases of these communities and the carrying cost of model homes.

Communities that were previously offering homes for sale but are temporarily closed due to business conditions that do not have any remaining backlog and are not expected to reopen within twelve months of the end of the fiscal period being reported on have been classified as land owned for future communities.

Information regarding the classification, number and carrying value of these temporarily closed communities at October 31, 2012, 2011 and 2010 is provided in the table below ($ amounts in thousands).

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Land owned for future communities: | | | |
| Number of communities | 40 | 43 | 36 |
| Carrying value (in thousands) | $ 240,307 | $ 256,468 | $ 212,882 |
| Operating communities: | | | |
| Number of communities | 5 | 2 | 13 |
| Carrying value (in thousands) | $ 34,685 | $ 11,076 | $ 78,100 |

The Company provided for inventory impairment charges and the expensing of costs that it believed not to be recoverable in each of the three fiscal years ended October 31, 2012, 2011 and 2010 as shown in the table below (amounts in thousands).

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Charge: | | | |
| Land controlled for future communities | $ 451 | $ 17,752 | $ 6,069 |
| Land owned for future communities | 1,218 | 17,000 | 55,700 |
| Operating communities | 13,070 | 17,085 | 53,489 |
| | $ 14,739 | $ 51,837 | $ 115,258 |

For information related to the number of operating communities that the Company reviewed for potential impairment, the number of operating communities in which the Company recognized impairment charges, the amount of impairment charges recognized and the fair value of the communities for which an impairment charge was recorded, net of the charge, see Note 12, "Fair Value Disclosures".

At October 31, 2012, the Company evaluated its land purchase contracts to determine if any of the selling entities were VIEs and, if they were, whether the Company was the primary beneficiary of any of them. Under these land purchase contracts, the Company does not possess legal title to the land and its risk is generally limited to deposits paid to the sellers and the creditors of the sellers generally have no recourse against the Company. At October 31, 2012, the Company determined that 64 land purchase contracts, with an aggregate purchase price of $540.8 million, on which it had made aggregate deposits totaling $25.5 million, were VIEs and that it was not the primary beneficiary of any VIE related to its land purchase contracts.

Interest incurred, capitalized and expensed in each of the three fiscal years ended October 31, 2012, 2011 and 2010 was as follows (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Interest capitalized, beginning of year | $ 298,757 | $ 267,278 | $ 259,818 |
| Interest incurred | 125,783 | 114,761 | 114,975 |
| Interest expensed to cost of revenues | (87,117) | (77,623) | (75,876) |
| Interest directly expensed in the consolidated statements of operations | | (1,504) | (22,751) |
| Write-off against other income | (3,404) | (1,155) | (8,369) |
| Interest reclassified to property, construction and office equipment | | (3,000) | (519) |
| Capitalized interest applicable to investments in unconsolidated entities | (3,438) | | |
| Interest capitalized, end of year | $ 330,581 | $ 298,757 | $ 267,278 |

Inventory impairment charges are recognized against all inventory costs of a community, such as land, land improvements, cost of home construction and capitalized interest. The amounts included in the table directly above reflect the gross amount of capitalized interest without allocation of any impairment charges recognized. The Company estimates that, had inventory impairment charges been allocated on a pro rata basis to the individual components of inventory, capitalized interest at October 31, 2012, 2011 and 2010 would have been reduced by approximately $47.9 million, $54.0 million and $53.3 million, respectively.

During fiscal 2011, the Company reclassified $20.0 million of inventory related to commercial retail space located in one of its high-rise projects to property, construction and office equipment. The $20.0 million was reclassified due to the completion of construction of the facilities and the substantial completion of the high-rise project of which the facilities are a part.

# 4. Investments in and Advances to Unconsolidated Entities

The Company has investments in and advances to various unconsolidated entities. At October 31, 2012, the Company's aggregate investments in and advances to these unconsolidated entities amounted to $330.6 million; it had $97.0 million of funding commitments to them and had guaranteed $9.8 million of payments related to these entities.

## Development Joint Ventures

The Company has investments in and advances to a number of joint ventures with unrelated parties to develop land ("Development Joint Ventures"). Some of these Development Joint Ventures develop land for the sole use of the venture participants, including the Company, and others develop land for sale to the joint venture participants and to unrelated builders. The Company recognizes its share of earnings from the sale of home sites by the Development Joint Ventures to other builders. With regard to home sites the Company purchases from the Development Joint Ventures, the Company reduces its cost basis in those home sites by its share of the earnings on the home sites. At October 31, 2012, the Company had approximately $116.5 million invested in or advanced to the Development Joint Ventures. In addition, the Company has a funding commitment of $3.5 million to one Development Joint Venture should an additional investment in that venture be required.

As of October 31, 2012, the Company had recognized cumulative impairment charges in connection with its current Development Joint Ventures of $95.2 million. These impairment charges are attributable to investments in certain Development Joint Ventures where the Company determined there were losses in value in the investments that were other than temporary. In fiscal 2011, the Company recognized impairment charges in connection with its Development Joint Ventures of $25.7 million. The Company did not recognize any impairment charges in connection with the Development Joint Ventures in fiscal 2012 or 2010. In fiscal 2012, the Company recovered $2.3 million of costs it previously incurred.

The impairments and recoveries related to Development Joint Ventures were attributable to the Company's investment in South Edge LLC, and its successor entity, Inspirada Builders, LLC (collectively, "Inspirada"). The Company believes it has made adequate provision at October 31, 2012 for any remaining liabilities with respect to Inspirada. The Company's investment in Inspirada is carried at a nominal value.

In the third quarter of fiscal 2012, the Company acquired a 50% interest in an existing joint venture for approximately $110.0 million. The joint venture intends to develop over 2,000 home sites in Orange County, California on land that it owns. The joint venture expects to borrow additional funds to complete the development of this project. In November 2012, we entered into an Amended and Restated Operating Agreement with our partner in this joint venture which, among other things, provided for our purchase of approximately 800 lots in the project, and the commitment by each partner to contribute an additional $10.0 million to the joint venture, if needed.

## Planned Community Joint Venture

The Company is a participant in a joint venture with an unrelated party to develop a single master planned community (the "Planned Community Joint Venture"). At October 31, 2012, the Company had an investment of $31.3 million in this Planned Community Joint Venture. At October 31, 2012, each participant had agreed to contribute additional funds up to $8.3 million, if required. At October 31, 2012, this joint venture did not have any indebtedness. The Company recognized impairment charges in connection with the Planned Community Joint Venture of $15.2 million in fiscal 2011. The Company did not recognize any impairment charges in connection with the Planned Community Joint Venture in fiscal 2012 or fiscal 2010.

## Other Joint Ventures

At October 31, 2012, the Company had an aggregate of $142.2 million of investments in a number of joint ventures with unrelated parties to develop luxury for-sale and rental residential units, commercial space and a hotel ("Other Joint Ventures"). At October 31, 2012, the Company had commitments to make $85.2 million of additional contributions to these joint ventures and had also guaranteed approximately $9.8 million of payments related to these joint ventures.

As of October 31, 2012, the Company had recognized cumulative impairment charges against its investments in these joint ventures and its pro rata share of impairment charges recognized by these joint ventures in the amount of $63.9 million. The Company did not recognize any impairment charges in connection with these joint ventures in fiscal 2012, 2011 or 2010.

In December 2011, the Company entered into a joint venture in which it has a 50% interest to develop a high-rise luxury for-sale/rental project in the metro-New York market. At October 31, 2012, the Company had an investment of $87.3 million and was committed to make additional investments of $37.5 million in this joint venture. Under the terms of the agreement, upon completion of the construction of the building, the Company will acquire ownership of the top 18 floors of the building to sell, for its own account, luxury condominium units and its partner will receive ownership of the lower floors containing residential rental units and retail space.

In the third quarter of fiscal 2012, the Company invested in a joint venture in which it has a 50% interest that will develop a high-rise luxury condominium/hotel project in the metro-New York market. At October 31, 2012, the Company had invested $5.4 million in this joint venture. The Company expects to make additional investments of approximately $47.7 million for the development of this property. The joint venture expects to borrow additional funds to complete the construction of this project. The Company has also guaranteed approximately $9.8 million of payments related to the ground lease on this project.

In the fourth quarter of fiscal 2012, the Company invested in a joint venture in which it has a 50% interest that will develop a multi-family residential apartment project containing approximately 398 units. At October 31, 2012, the Company had an investment of $15.4 million in this joint venture. The joint venture expects to borrow funds to complete the construction of this project. The Company does not have any additional commitment to fund this joint venture.

## Structured Asset Joint Venture

In July 2010, the Company, through Gibraltar, invested in a joint venture in which it is a 20% participant with two unrelated parties to purchase a 40% interest in an entity that owns and controls a portfolio of loans and real estate ("Structured Asset Joint Venture"). At October 31, 2012, the Company had an investment of $37.3 million in this Structured Asset Joint Venture. At October 31, 2012, the Company did not have any commitments to make additional contributions to the joint venture and has not guaranteed any of the joint venture's liabilities. If the joint venture needs additional capital and a participant fails to make a requested capital contribution, the other participants may make a contribution in consideration for a preferred return or may make the additional capital contribution and diminish the non-contributing participant's ownership interest.

## Toll Brothers Realty Trust and Trust II

In fiscal 2005, the Company, together with the Pennsylvania State Employees Retirement System ("PASERS"), formed Toll Brothers Realty Trust II ("Trust II") to be in a position to invest in commercial real estate opportunities. Trust II is owned 50% by the Company and 50% by an affiliate of PASERS. At October 31, 2012, the Company had an investment of $3.2 million in Trust II. Prior to the formation of Trust II, the Company formed Toll Brothers Realty Trust ("Trust") in 1998 to invest in commercial real estate opportunities. The Trust is effectively owned one-third by the Company; one-third by Robert I. Toll, Bruce E. Toll (and members of his family), Douglas C. Yearley, Jr. and former members of the Company's senior management; and one-third by an affiliate of PASERS (collectively, the "Shareholders"). As of October 31, 2012, the Company had a net investment in the Trust of $0.1 million. The Company provides development, finance and management services to the Trust and recognized fees under the terms of various agreements in the amounts of $2.7 million, $2.9 million and $3.1 million in fiscal 2012, 2011 and 2010, respectively.

## General

At October 31, 2012, the Company had accrued $2.1 million of aggregate exposure with respect to its estimated obligations to unconsolidated entities in which it has an investment. The Company's investments in these entities are accounted for using the equity method. The Company recognized $40.9 million of impairment charges related to its investments in and advances to unconsolidated entities in fiscal 2011. The Company did not recognize any impairment charges related to its investments in and advances to unconsolidated entities in fiscal 2012 or 2010. In fiscal 2012, the Company recovered $2.3 million of costs it previously incurred. Impairment charges and recoveries related to these entities are included in "Income (loss) from unconsolidated entities" in the Company's Consolidated Statements of Operations.

At October 31, 2012, the Company determined that two of its joint ventures were VIEs under the guidance within ASC 810. However, the Company concluded that it was not the primary beneficiary of the VIEs because the power to direct the activities of these VIEs that most significantly impact their performance was shared by the Company and VIEs' other members. Business plans, budgets and other major decisions are required to be unanimously approved by all members. Management and other fees earned by the Company are nominal and believed to be at market rates and there is no significant economic disproportionality between the Company and other members.

The condensed balance sheets, as of the dates indicated, and the condensed statements of operations, for the periods indicated, for the Company's unconsolidated entities in which it has an investment, aggregated by type of business, are included below (in thousands). The column titled "Home Building Joint Ventures" includes the Planned Community and Other Joint Ventures described above.

## Condensed Balance Sheets

| | October 31, 2012 | | | | |
|---|---|---|---|---|---|
| | Development joint ventures | Home building joint ventures | Toll Brothers Realty Trust I and II | Structured asset joint venture | Total |
| Cash and cash equivalents | $ 17,189 | $ 40,126 | $ 11,005 | $ 44,176 | $ 112,496 |
| Inventory | 255,561 | 294,724 | 5,643 | | 555,928 |
| Non-performing loan portfolio | | | | 226,315 | 226,315 |
| Rental properties | | | 173,767 | | 173,767 |
| Real estate owned | | | | 254,250 | 254,250 |
| Other assets (1) | 12,427 | 72,301 | 9,182 | 237,476 | 331,386 |
| Total assets | $ 285,177 | $ 407,151 | $ 199,597 | $ 762,217 | $ 1,654,142 |
| Debt (1) | $ 96,862 | $ 34,184 | $ 195,359 | $ 311,801 | $ 638,206 |
| Other liabilities | 13,890 | 5,707 | 5,202 | 561 | 25,360 |
| Members' equity | 174,425 | 367,260 | (964) | 179,942 | 720,663 |
| Noncontrolling interest | | | | 269,913 | 269,913 |
| Total liabilities and equity | $ 285,177 | $ 407,151 | $ 199,597 | $ 762,217 | $ 1,654,142 |
| Company's net investment in unconsolidated entities (2) | $ 116,452 | $ 173,465 | $ 3,357 | $ 37,343 | $ 330,617 |

| | October 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Development joint ventures | Home building joint ventures | Toll Brothers Realty Trust I and II | Structured asset joint venture | Total |
| Cash and cash equivalents | $ 14,190 | $ 10,663 | $ 11,726 | $ 48,780 | $ 85,359 |
| Inventory | 37,340 | 170,239 | 5,501 | | 213,080 |
| Non-performing loan portfolio | | | | 295,044 | 295,044 |
| Rental properties | | | 178,339 | | 178,339 |
| Real estate owned | | | 1,087 | 230,872 | 231,959 |
| Other assets (1) | 331,315 | 20,080 | 9,675 | 159,143 | 520,213 |
| Total assets | $ 382,845 | $ 200,982 | $ 206,328 | $ 733,839 | $ 1,523,994 |
| Debt (1) | $ 327,856 | $ 50,515 | $ 198,927 | $ 310,847 | $ 888,145 |
| Other liabilities | 5,352 | 9,745 | 3,427 | 382 | 18,906 |
| Members' equity | 49,637 | 140,722 | 3,974 | 172,944 | 367,277 |
| Noncontrolling interest | | | | 249,666 | 249,666 |
| Total liabilities and equity | $ 382,845 | $ 200,982 | $ 206,328 | $ 733,839 | $ 1,523,994 |
| Company's net investment in unconsolidated entities (2) | $ 17,098 | $ 72,734 | $ 1,872 | $ 34,651 | $ 126,355 |

(1) Included in other assets at October 31, 2012 and 2011 of the Structured Asset Joint Venture is $237.5 million and $152.6 million, respectively, of restricted cash held in a defeasance account which will be used to repay debt of the Structured Asset Joint Venture.

(2) Differences between the Company's net investment in unconsolidated entities and its underlying equity in the net assets of the entities are primarily a result of the difference in the purchase price of a joint venture interest and its underlying equity, impairments related to the Company's investments in unconsolidated entities, a loan made to one of the entities by the Company, interest capitalized on the Company's investment and distributions from entities in excess of the carrying amount of the Company's net investment.

## Condensed Statements of Operations

| For the year ended October 31, 2012 | Development joint ventures | Home building joint ventures | Toll Brothers Realty Trust I and II | Structured asset joint venture | Total |
|---|---|---|---|---|---|
| Revenues | $ 39,278 | $ 89,947 | $ 37,035 | $ 31,686 | $ 197,946 |
| Cost of revenues | 36,315 | 65,068 | 13,985 | 32,828 | 148,196 |
| Other expenses | 1,414 | 4,116 | 20,587 | 8,646 | 34,763 |
| Gain on disposition of loans and REO | | | | (42,244) | (42,244) |
| Total expenses | 37,729 | 69,184 | 34,572 | (770) | 140,715 |
| Income from operations | 1,549 | 20,763 | 2,463 | 32,456 | 57,231 |
| Other income | 2,658 | 157 | | 691 | 3,506 |
| Net income before noncontrolling interest | 4,207 | 20,920 | 2,463 | 33,147 | 60,737 |
| Less: Net income attributable to noncontrolling interest | | | | 19,888 | 19,888 |
| Net income | $ 4,207 | $ 20,920 | $ 2,463 | $ 13,259 | $ 40,849 |
| Company's equity in earnings of unconsolidated entities (3) | $ 3,996 | $ 14,985 | $ 1,919 | $ 2,692 | $ 23,592 |

| For the year ended October 31, 2011 | Development joint ventures | Home building joint ventures | Toll Brothers Realty Trust I and II | Structured asset joint venture | Total |
|---|---|---|---|---|---|
| Revenues | $ 4,624 | $ 242,326 | $ 37,728 | $ 46,187 | $ 330,865 |
| Cost of revenues | 3,996 | 191,922 | 15,365 | 30,477 | 241,760 |
| Other expenses | 1,527 | 8,954 | 18,808 | 10,624 | 39,913 |
| Gain on disposition of loans and REO | | | | (61,406) | (61,406) |
| Total expenses | 5,523 | 200,876 | 34,173 | (20,305) | 220,267 |
| Income (loss) from operations | (899) | 41,450 | 3,555 | 66,492 | 110,598 |
| Other income | 9,498 | 1,605 | | 252 | 11,355 |
| Net income before noncontrolling interest | 8,599 | 43,055 | 3,555 | 66,744 | 121,953 |
| Less: Net income attributable to noncontrolling interest | | | | 40,048 | 40,048 |
| Net income | $ 8,599 | $ 43,055 | $ 3,555 | $ 26,696 | $ 81,905 |
| Company's equity in (loss) earnings of unconsolidated entities (3) | $ (25,272) | $ 15,159 | $ 3,580 | $ 5,339 | $ (1,194) |

| For the year ended October 31, 2010 | Development joint ventures | Home building joint ventures | Toll Brothers Realty Trust I and II | Structured asset joint venture | Total |
|---|---|---|---|---|---|
| Revenues | $ 7,370 | $ 132,878 | $ 34,755 | $ 16,582 | $ 191,585 |
| Cost of revenues | 6,402 | 106,638 | 13,375 | 6,693 | 133,108 |
| Other expenses | 1,522 | 8,121 | 18,693 | 2,977 | 31,313 |
| Loss on disposition of loans and REO | | | | 5,272 | 5,272 |
| Total expenses | 7,924 | 114,759 | 32,068 | 14,942 | 169,693 |
| Income (loss) from operations | (554) | 18,119 | 2,687 | 1,640 | 21,892 |
| Other income | 13,616 | 572 | | 5 | 14,193 |
| Net income before noncontrolling interest | 13,062 | 18,691 | 2,687 | 1,645 | 36,085 |
| Less: Net income attributable to noncontrolling interest | | | | 987 | 987 |
| Net income | $ 13,062 | $ 18,691 | $ 2,687 | $ 658 | $ 35,098 |
| Company's equity in earnings of unconsolidated entities (3) | $ 10,664 | $ 11,272 | $ 1,402 | $ 132 | $ 23,470 |

(3) Differences between the Company's equity in earnings (losses) of unconsolidated entities and the underlying net income of the entities are primarily a result of impairments related to the Company's investments in unconsolidated entities, distributions from entities in excess of the carrying amount of the Company's net investment and the Company's share of the entities profits related to home sites purchased by the Company that reduces the Company's cost basis of the home sites.

## 5. Investments in Non-performing Loan Portfolios and Foreclosed Real Estate

The Company's investment in non-performing loan portfolios consisted of the following at October 31, 2012 and 2011 (amounts in thousands):

| | 2012 | 2011 |
|---|---|---|
| Unpaid principal balance | $ 99,693 | $ 171,559 |
| Discount on acquired loans | (62,524) | (108,325) |
| Carrying value | $ 37,169 | $ 63,234 |

In fiscal 2012, Gibraltar acquired 12 non-performing loans with an unpaid principal balance of approximately $56.6 million. The purchase included non-performing loans primarily secured by commercial land and buildings in various stages of completion.

In September 2011, Gibraltar acquired 38 non-performing loans with an unpaid principal balance of approximately $71.4 million. The purchase included residential acquisition, developments and construction loans secured by properties at various stages of completion.

In March 2011, the Company, through Gibraltar, acquired a 60% participation in a portfolio of non-performing loans. The portfolio of 83 loans, with an unpaid principal balance of approximately $200.3 million consisted primarily of residential acquisition, development and construction loans secured by properties at various stages of completion. The Company oversees the day-to-day management of the portfolio in accordance with the business plans that are jointly approved by the Company and the co-participant. The Company receives a management fee for such services. The Company recognizes income from the loan portfolio based upon its participation interest until such time as the portfolio meets certain internal rates of return as stipulated in the participation agreement. Upon reaching the stipulated internal rates of return, the Company will be entitled to receive additional income above its participation percentage from the portfolio.

The following table summarizes, for the portfolios acquired in fiscal 2012 and 2011, the accretable yield and the non-accretable difference on the Company's investment in the non-performing loan portfolios as of their acquisition date (amounts in thousands).

| | 2012 | 2011 |
|---|---|---|
| Contractually required payments, including interest | $ 58,234 | $ 200,047 |
| Non-accretable difference | (8,235) | (81,723) |
| Cash flows expected to be collected | 49,999 | 118,324 |
| Accretable difference | (20,514) | (51,462) |
| Non-performing loans carrying amount | $ 29,485 | $ 66,862 |

The activity in the accretable yield for the Company's investments in the non-performing loan portfolios for the years ended October 31, 2012 and 2011 was as follows (amounts in thousands):

| | 2012 | 2011 |
|---|---|---|
| Balance, beginning of period | $ 42,326 | $ – |
| Loans acquired | 20,514 | 51,462 |
| Additions | 5,539 | |
| Deletions | (40,227) | (4,656) |
| Accretion | (10,956) | (4,480) |
| Balance, end of period | $ 17,196 | $ 42,326 |

Additions primarily represent reclassifications from nonaccretable yield to accretable yield and the impact of impairments. The additions to accretable yield and the accretion of interest income are based on various estimates regarding loan performance and the value of the underlying real estate securing the loans. As the Company continues to gather additional information regarding the loans and the underlying collateral, the accretable yield may change. Therefore, the amount of accretable income recorded in the years ended October 31, 2012 and 2011 is not necessarily indicative of expected future results. Deletions primarily represent disposal of loans, which includes foreclosure of the underlying collateral and result in the removal of the loans from the accretable yield portfolios.

### Real Estate Owned

The following table presents the activity in REO at October 31, 2012 and 2011 (amounts in thousands):

| | 2012 | 2011 |
|---|---|---|
| Balance, beginning of period | $ 5,939 | $ – |
| Additions | 54,174 | 5,939 |
| Sales | (1,353) | |
| Impairments | (126) | |
| Depreciation | (281) | |
| Balance, end of period | $ 58,353 | $ 5,939 |

As of October 31, 2012, approximately $5.9 million and $52.4 million of REO was classified as held-for-sale and held-and-used, respectively. At October 31, 2011, all REO was classified as held-and-used.

### General

The Company's earnings from its Gibraltar's operations, excluding its equity earnings from its investment in the Structured Asset Joint Venture, are included in other income — net in its Consolidated Statements of Operations. In the years ended October 31, 2012 and 2011, the Company recognized $4.5 million and $1.5 million of earnings, respectively, from Gibraltar's operations.

# 6. Credit Facility, Loans Payable, Senior Notes, Senior Subordinated Notes and Mortgage Company Warehouse Loan

## Credit Facility

On October 22, 2010, the Company entered into an $885 million revolving credit facility ("Credit Facility") with 12 banks, which extends to October 2014. At October 31, 2012, the Company had no outstanding borrowings under the Credit Facility but had outstanding letters of credit of approximately $70.1 million. At October 31, 2012, interest would have been payable on borrowings under the Credit Facility at 2.75% (subject to adjustment based upon the Company's debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by the Company from time to time. Under the terms of the Credit Facility, the Company is not permitted to allow its maximum leverage ratio (as defined in the Credit Facility agreement) to exceed 1.75 to 1.00 and is required to maintain a minimum tangible net worth (as defined in the Credit Facility agreement) of approximately $2.16 billion at October 31, 2012. At October 31, 2012, the Company's leverage ratio was approximately 0.31 to 1.00 and its tangible net worth was approximately $3.07 billion. Based upon the minimum tangible net worth requirement, the Company's ability to pay dividends and repurchase its common stock was limited to an aggregate amount of approximately $1.21 billion at October 31, 2012. At October 31, 2012, the Company is obligated to pay an undrawn commitment fee of 0.63% (subject to adjustment based upon the Company's debt rating and leverage ratios) based on the average daily unused amount of the facility.

## Loans Payable

The Company's loans payable represent purchase money mortgages on properties the Company has acquired that the seller has financed and various revenue bonds that were issued by government entities on behalf of the Company to finance community infrastructure and the Company's manufacturing facilities. Information regarding the Company's loans payable at October 31, 2012 and 2011 is included in the table below ($ amounts in thousands).

| | 2012 | 2011 |
|---|---|---|
| Aggregate loans payable at October 31 | $ 99,817 | $ 106,556 |
| Weighted-average interest rate | 3.64% | 3.99% |
| Interest rate range | 0.26%–7.87% | 0.16%–7.87% |
| Loans secured by assets | | |
| Carrying value of loans secured by assets | $ 98,952 | $ 105,092 |
| Carrying value of assets securing loans | $ 311,104 | $ 283,169 |

## Senior Notes

At October 31, 2012 and 2011, the Company's senior notes consisted of the following (amounts in thousands):

| | 2012 | 2011 |
|---|---|---|
| 6.875% Senior Notes due November 15, 2012 | $ 59,068 | $ 139,776 |
| 5.95% Senior Notes due September 15, 2013 | 104,785 | 141,635 |
| 4.95% Senior Notes due March 15, 2014 | 267,960 | 267,960 |
| 5.15% Senior Notes due May 15, 2015 | 300,000 | 300,000 |
| 8.91% Senior Notes due October 15, 2017 | 400,000 | 400,000 |
| 6.75% Senior Notes due November 1, 2019 | 250,000 | 250,000 |
| 5.875% Senior Notes due February 15, 2022 | 419,876 | |
| 0.5% Exchangeable Senior Notes due September 15, 2032 | 287,500 | |
| Bond discount | (8,726) | (8,399) |
| | $ 2,080,463 | $ 1,490,972 |

The senior notes are the unsecured obligations of Toll Brothers Finance Corp., a 100%-owned subsidiary of the Company. The payment of principal and interest is fully and unconditionally guaranteed, jointly and severally, by the Company and a majority of its home building subsidiaries (together with Toll Brothers Finance Corp., the "Senior Note Parties"). The senior notes rank equally in right of payment with all the Senior Note Parties' existing and future unsecured senior indebtedness, including the Credit Facility. The senior notes are structurally subordinated to the prior claims of creditors, including trade creditors, of the subsidiaries of the Company that are not guarantors of the senior notes. The senior notes, other than the 0.5% Exchangeable Senior Notes due 2032 ("0.5% Senior Notes"), are redeemable in whole or in part at any time at the option of the Company, at prices that vary based upon the then-current rates of interest and the remaining original term of the notes. The 0.5% Senior Notes are not redeemable by the Company prior to September 15, 2017.

In February 2012, the Company, through Toll Brothers Finance Corp., issued $300 million principal amount of 5.875% Senior Notes due 2022 (the "5.875% Senior Notes"). The Company received $296.2 million of net proceeds from the issuance of the 5.875% Senior Notes. In March 2012, the Company, through Toll Brothers Finance Corp., issued an additional $119.9 million principal amount of its 5.875% Senior Notes in exchange for $80.7 million principal amount of its 6.875% Senior Notes due 2012 and $36.9 million principal amount of its 5.95% Senior Notes due 2013. The Company recognized a charge of $1.2 million in fiscal 2012 representing the aggregate costs associated with the exchange of both series of notes; these expenses are included in selling, general and administrative expenses in the Consolidated Statement of Operations.

In September 2012, the Company, through Toll Brothers Finance Corp., issued $287.5 million principal amount of 0.5% Senior Notes. The Company received $282.5 million of net proceeds from the issuance of the 0.5% Senior Notes. The 0.5% Senior Notes are exchangeable into shares of the Company's common stock at an exchange rate of 20.3749 shares per $1,000 principal amount of notes, corresponding to an initial exchange price of approximately $49.08 per share of the Company's common stock. If all of the 0.5% Senior Notes are exchanged, the Company would issue approximately 5.9 million shares of its common stock. Shares issuable upon conversion of the 0.5% Senior Notes are included in the calculation of diluted earnings per share (See Note 11, "Income (Loss) Per Share Information" for more information regarding the number of shares included). Holders of the 0.5% Senior Notes will have the right to require Toll Brothers Finance Corp. to repurchase their notes for cash equal to 100% of their principal amount, plus accrued but unpaid interest, on each of December 15, 2017, September 15, 2022 and September 15, 2027. Toll Brothers Finance Corp. will have the right to redeem the 0.5% Senior Notes on or after September 15, 2017 for cash equal to 100% of their principal amount, plus accrued but unpaid interest.

The Company repurchased $55.1 million of its 6.875% Senior Notes due 2012 in fiscal 2011 and $45.5 million ($13.5 million of its 5.95% Senior Notes due 2013 and $32.0 million of its 4.95% Senior Notes due 2014) of its senior notes in fiscal 2010. In fiscal 2011 and 2010, the Company recognized $3.8 million and $1.2 million, respectively, of expenses related to the retirement of these notes. Expenses related to the retirement of notes include, if any, premium paid, write-off of unamortized debt issuance costs and other debt redemption costs.

In November 2012, the Company repaid the $59.1 million of outstanding 6.875% Senior Notes due November 15, 2012.

### Senior Subordinated Notes

The senior subordinated notes were the unsecured obligations of Toll Corp., a 100%-owned subsidiary of the Company were guaranteed on a senior subordinated basis by the Company, were subordinated to all existing and future senior indebtedness of the Company and were structurally subordinated to the prior claims of creditors, including trade creditors, of the Company's subsidiaries other than Toll Corp. The indentures governing these notes restricted certain payments by the Company, including cash dividends and repurchases of Company stock.

The Company redeemed $47.9 million of its 8.25% Senior Subordinated Notes due December 2011 in fiscal 2010 and recognized $34,000 of expenses related to the retirement of the notes.

### Mortgage Company Loan Facilities

TBI Mortgage Company ("TBI Mortgage"), the Company's wholly-owned mortgage subsidiary, has a Master Repurchase Agreement (the "Repurchase Agreement") with Comerica Bank. The purpose of the Repurchase Agreement is to finance the origination of mortgage loans by TBI Mortgage and it is accounted for as a secured borrowing under ASC 860. The Repurchase Agreement, as amended, provides for loan purchases up to $50 million, subject to certain sublimits. In addition, the Repurchase Agreement provides for an accordion feature under which TBI Mortgage may request that the aggregate commitments under the Repurchase Agreement be increased to an amount up to $75 million for a short period of time. The Repurchase Agreement, as amended, expires on July 23, 2013 and bears interest at LIBOR plus 2.00%, with a minimum rate of 3.00%. Borrowings under this facility are included in the fiscal 2013 maturities.

At October 31, 2012 and 2011, there were $72.7 million and $57.4 million, respectively, outstanding under the Repurchase Agreement, which are included in liabilities in the accompanying Consolidated Balance Sheets. At October 31, 2012 and 2011, amounts outstanding under the Repurchase Agreement were collateralized by $86.4 million and $63.2 million, respectively, of mortgage loans held for sale, which are included in assets in the Company's Consolidated Balance Sheets. As of October 31, 2012, there were no aggregate outstanding purchase price limitations reducing the amount available to TBI Mortgage. There are several restrictions on purchased loans under the Repurchase Agreement, including that they cannot be sold to others, they cannot be pledged to anyone other than the agent and they cannot support any other borrowing or repurchase agreement.

### General

As of October 31, 2012, the annual aggregate maturities of the Company's loans and notes during each of the next five fiscal years are as follows (amounts in thousands):

| | Amount |
|---|---|
| 2013 | $ 265,837 |
| 2014 | $ 278,092 |
| 2015 | $ 310,103 |
| 2016 | $ 2,247 |
| 2017 | $ 402,068 |

## 7. Accrued Expenses

Accrued expenses at October 31, 2012 and 2011 consisted of the following (amounts in thousands):

| | 2012 | 2011 |
|---|---|---|
| Land, land development and construction | $ 124,731 | $ 109,574 |
| Compensation and employee benefit | 111,093 | 96,037 |
| Insurance and litigation | 101,908 | 130,714 |
| Warranty | 41,706 | 42,474 |
| Interest | 28,204 | 25,968 |
| Commitments to unconsolidated entities | 2,135 | 60,205 |
| Other | 66,573 | 56,079 |
| | $ 476,350 | $ 521,051 |

The Company accrues expected warranty costs at the time each home is closed and title and possession have been transferred to the home buyer. Changes in the warranty accrual during fiscal 2012, 2011 and 2010 were as follows (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance, beginning of year | $ 42,474 | $ 45,835 | $ 53,937 |
| Additions for homes closed during the year | 10,560 | 8,809 | 9,147 |
| Additions for liabilities acquired | 731 | | |
| Additions (reductions) to accruals for homes closed in prior years | 479 | (828) | (4,684) |
| Charges incurred | (12,538) | (11,342) | (12,565) |
| Balance, end of year | $ 41,706 | $ 42,474 | $ 45,835 |

## 8. Income Taxes

The following table provides a reconciliation of the Company's effective tax rate from the federal statutory tax rate for the fiscal years ended October 31, 2012, 2011 and 2010 ($ amounts in thousands).

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | $ | %* | $ | %* | $ | %* |
| Federal tax benefit at statutory rate | 39,530 | 35.0 | (10,278) | 35.0 | (41,015) | 35.0 |
| State taxes, net of federal benefit | 4,711 | 4.2 | (954) | 3.2 | (3,809) | 3.3 |
| Reversal of accrual for uncertain tax positions | (34,167) | (30.3) | (52,306) | 178.1 | (39,485) | 33.7 |
| Accrued interest on anticipated tax assessments | 5,000 | 4.4 | 3,055 | (10.4) | 9,263 | (7.9) |
| Increase in unrecognized tax benefits | 5,489 | 4.9 | | | 35,575 | (30.4) |
| Increase in deferred tax assets, net | | | (25,948) | 88.4 | | |
| Valuation allowance — recognized | | | 43,876 | (149.4) | 55,492 | (47.4) |
| Valuation allowance — reversed | (394,718) | (349.5) | (25,689) | 87.5 | (128,640) | 109.8 |
| Other | (49) | | (917) | 3.1 | (1,194) | 1.0 |
| Tax benefit | (374,204) | (331.3) | (69,161) | 235.5 | (113,813) | 97.1 |

*Due to rounding, amounts may not add.

The Company currently operates in 19 states and is subject to various state tax jurisdictions. The Company estimates its state tax liability based upon the individual taxing authorities' regulations, estimates of income by taxing jurisdiction and the Company's ability to utilize certain tax-saving strategies. Due primarily to a change in the Company's estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company's tax strategies, the Company's estimated rate for state income taxes was 6.4% in fiscal 2012 and 5.0% for each of fiscal 2011 and 2010.

The following table provides information regarding the (benefit) provision for income taxes for each of the fiscal years ended October 31, 2012, 2011 and 2010 (amounts in thousands).

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Federal | $ (329,277) | $ (21,517) | $ (67,318) |
| State | (44,927) | (47,644) | (46,495) |
| | $ (374,204) | $ (69,161) | $ (113,813) |
| Current | $ (21,296) | $ (43,212) | $ (156,985) |
| Deferred | (352,908) | (25,949) | 43,172 |
| | $ (374,204) | $ (69,161) | $ (113,813) |

In November 2009, the Worker, Homeownership, and Business Assistance Act of 2009 was enacted into law which allowed the Company to carry back its fiscal 2010 taxable loss against taxable income reported in fiscal 2006 and receive a federal tax refund in its second quarter of fiscal 2011 of $154.3 million. The tax losses generated in fiscal 2010 were primarily from the recognition for tax purposes of previously recognized book impairments and the recognition of stock option expenses recognized for book purposes in prior years.

The following table provides a reconciliation of the change in the unrecognized tax benefits for the years ended October 31, 2012, 2011 and 2010 (amounts in thousands).

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance, beginning of year | $ 104,669 | $ 160,446 | $ 171,366 |
| Increase in benefit as a result of tax positions taken in prior years | 5,000 | 8,168 | 14,251 |
| Increase in benefit as a result of tax positions taken in current year | 5,489 | | 15,675 |
| Decrease in benefit as a result of settlements | | (17,954) | |
| Decrease in benefit as a result of completion of audits | (1,782) | (33,370) | |
| Decrease in benefit as a result of lapse of statute of limitation | (32,385) | (12,621) | (40,846) |
| Balance, end of year | $ 80,991 | $ 104,669 | $ 160,446 |

The Company has reached final settlement of its federal tax returns for fiscal years through 2009. The federal settlements resulted in a reduction in the Company's unrecognized tax benefits. The state impact of any amended federal return remains subject to examination by various states for a period of up to one year after formal notification of such amendments is made to the states.

The Company's unrecognized tax benefits are included in "Income taxes payable" on the Company's consolidated balance sheets. If these unrecognized tax benefits reverse in the future, they would have a beneficial impact on the Company's effective tax rate at that time. During the next twelve months, it is reasonably possible that the amount of unrecognized tax benefits will change but we are not able to provide a range of such change. The anticipated changes will be principally due to the expiration of tax statutes, settlements with taxing jurisdictions, increases due to new tax positions taken and the accrual of estimated interest and penalties.

The Company recognizes in its tax benefit, potential interest and penalties. The following table provides information as to the amounts recognized in its tax provision, before reduction for applicable taxes and reversal of previously accrued interest and penalties, of potential interest and penalties in the twelve-month periods ended October 31, 2012, 2011 and 2010, and the amounts accrued for potential interest and penalties at October 31, 2012 and 2011 (amounts in thousands).

| Expense recognized in statements of operation | |
|---|---|
| Fiscal year | |
| 2012 | $ 5,000 |
| 2011 | $ 4,700 |
| 2010 | $ 14,300 |
| **Accrued at:** | |
| October 31, 2012 | $ 24,906 |
| October 31, 2011 | $ 29,200 |

The amounts accrued for interest and penalties are included in "Income taxes payable" on the Company's consolidated balance sheets.

Since the beginning of fiscal 2007, the Company recorded significant deferred tax assets as a result of the recognition of inventory impairments and impairments of investments in and advances to unconsolidated entities. In accordance with GAAP, the Company assessed whether a valuation allowance should be established based on its determination of whether it is "more-likely-than-not" that some portion or all of the deferred tax assets would not be realized. In fiscal 2009, the Company recorded valuation allowances against its deferred tax assets. The Company believed that the continued downturn in the housing market, the uncertainty as to its length and magnitude, the Company's continued recognition of impairment charges, and its operating losses were significant negative evidence of the need for a valuation allowance against its net deferred tax assets.

At October 31, 2012, the Company considered the need for a valuation allowance against its deferred tax assets considering all available and objectively verifiable positive and negative evidence. That evidence principally consisted of (i) an indication that the events and conditions that gave rise to significant losses in recent years were unlikely to recur in the foreseeable future, (ii) a return to profitability in fiscal 2012 together with expectations of continuing profitability in fiscal 2013, supported by existing backlog, and beyond, and (iii) the term of the statutory operating loss carryforward periods provide evidence that it is more-likely-than-not that these deferred tax assets will be realized.

At October 31, 2012, the Company re-evaluated the evidence related to the need for its deferred tax asset valuation allowances and determined that the valuation allowance on its federal deferred tax assets and certain state valuation allowances were no longer needed. Accordingly, in fiscal 2012, the Company reversed a valuation allowance in the amount of $394.7 million. This has been reported as a component of income tax benefit in the accompanying Consolidated Statement of Operations. The remaining valuation allowance of $57.0 million relates to deferred tax assets in states that have not met the "more-likely-than-not" realization threshold criteria. The Company will continue to review its deferred tax assets in accordance with ASC 740.

The components of net deferred tax assets and liabilities at October 31, 2012 and 2011 are set forth below (amounts in thousands).

| | 2012 | 2011* |
|---|---|---|
| **Deferred tax assets:** | | |
| Accrued expenses | $ 57,734 | $ 59,411 |
| Impairment charges | 319,818 | 368,459 |
| Inventory valuation differences | 29,288 | 30,802 |
| Stock-based compensation expense | 44,336 | 38,454 |
| Amounts related to unrecognized tax benefits | 36,934 | 47,387 |
| State tax, net operating loss carryforward | 50,006 | 52,323 |
| Federal tax, net operating loss carryforward | 25,170 | 11,232 |
| Other | 20,169 | 11,783 |
| Total assets | 583,455 | 619,851 |
| **Deferred tax liabilities:** | | |
| Capitalized interest | 102,713 | 84,915 |
| Deferred income | 6,608 | 7,771 |
| Expenses taken for tax purposes not for book | 36,811 | 58,502 |
| Depreciation | 3,994 | 2,344 |
| Deferred marketing | 18,229 | 14,557 |
| Total liabilities | 168,355 | 168,089 |
| Net deferred tax assets before valuation allowances | 415,100 | 451,762 |
| Cumulative valuation allowance — state | (57,044) | (89,142) |
| Cumulative valuation allowance — federal | | (362,620) |
| Net deferred tax assets | $ 358,056 | $ - |

*To conform to the current period presentation, the October 31, 2011 amounts reflect adjustments to certain deferred amounts by $24.4 million with a corresponding adjustment to the related valuation allowances.

For federal income tax purposes, the Company is allowed to carry forward tax losses for 20 years and apply such tax losses to future taxable income to realize its federal deferred tax assets. At October 31, 2012, the Company estimates that it will have federal tax loss carryforwards of approximately $106.3 million resulting from losses incurred for federal income tax purposes during fiscal years 2011 and 2012.

We file tax returns in the various states in which we do business. Each state has its own statutes regarding the use of tax loss carryforwards. Some of the states in which we do business do not allow for the carryforward of losses while others allow for carryforwards for 5 years to 20 years.

# 9. Stockholders' Equity

The Company's authorized capital stock consists of 400 million shares of common stock, $.01 par value per share and 15 million shares of preferred stock, $.01 par value per share. At October 31, 2012, the Company had 168.6 million shares of common stock issued and outstanding (excluding 0.1 million shares of treasury stock), 11.7 million shares of common stock reserved for outstanding stock options and restricted stock units, 5.5 million shares of common stock reserved for future stock option and award issuances, 5.9 million reserved for the conversion of its 0.5% senior notes and 0.6 million shares of common stock reserved for issuance under the Company's employee stock purchase plan. As of October 31, 2012, the Company had issued no shares of preferred stock.

## Issuance of Common Stock

In fiscal 2012, 2011 and 2010, the Company issued 1,350, 1,250 and 1,250 shares of restricted common stock, respectively, pursuant to its stock incentive plans to certain outside directors. The Company is amortizing the fair market value of the awards on the date of grant over the period of time that each award vests. At October 31, 2012, 1,975 shares of the restricted stock awards were unvested.

## Stock Repurchase Program

In March 2003, the Company's Board of Directors authorized the repurchase of up to 20 million shares of its common stock from time to time, in open market transactions or otherwise, for the purpose of providing shares for its various benefit plans.

The following table provides information about the Company's share repurchase program for the fiscal years ended October 31, 2012, 2011 and 2010.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Number of shares purchased (in thousands) | 20 | 3,068 | 31 |
| Average price per share | $ 25.62 | $ 16.00 | $ 19.24 |
| Remaining authorization at October 31 (in thousands) | 8,766 | 8,786 | 11,855 |

## Stockholder Rights Plan and Transfer Restriction

In June 2007, the Company adopted a shareholder rights plan ("2007 Rights Plan"). The rights issued pursuant to the 2007 Rights Plan will become exercisable upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company's common stock or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock. No rights were exercisable at October 31, 2012.

On March 17, 2010, the Board of Directors of the Company adopted a Certificate of Amendment to the Second Restated Certificate of Incorporation of the Company (the "Certificate of Amendment"). The Certificate of Amendment includes an amendment approved by the Company's stockholders at the 2010 Annual Meeting of Stockholders' that restricts certain transfers of the Company's common stock in order to preserve the tax treatment of the Company's net operating and unrealized tax losses. The Certificate of Amendment's transfer restrictions generally restrict any direct or indirect transfer of the Company's common stock if the effect would be to increase the direct or indirect ownership of any Person (as defined in the Certificate of Amendment) from less than 4.95% to 4.95% or more of the Company's common stock or increase the ownership percentage of a person owning or deemed to own 4.95% or more of the Company's common stock. Any direct or indirect transfer attempted in violation of this restriction would be void as of the date of the prohibited transfer as to the purported transferee.

## 10. Stock-Based Benefit Plans

The Company has two active stock incentive plans, one for employees (including officers) and one for non-employee directors. The Company's active stock incentive plans provide for the granting of incentive stock options (solely to employees) and non-qualified stock options with a term of up to ten years at a price not less than the market price of the stock at the date of grant. The Company's active stock incentive plans also provide for the issuance of stock appreciation rights and restricted and unrestricted stock awards and stock units, which may be performance-based.

The Company grants stock options, restricted stock and various types of restricted stock units to its employees and its non-employee directors under its stock incentive plans. Beginning in fiscal 2012, the Company changed the mix of stock-based compensation to its employees by reducing the number of stock options it grants and, in their place, issued non-performance-based restricted stock units as a form of compensation. At October 31, 2012, 2011 and 2010, the Company had 5,489,000, 6,712,000 and 8,038,000 shares, respectively, available for grant under its stock incentive plans.

The Company has one additional stock incentive plan for employees, officers and directors that is inactive except for outstanding stock option awards at October 31, 2012. No additional options may be granted under this plan. Stock options granted under this plan were made with a term of up to ten years at a price not less than the market price of the stock at the date of grant and generally vested over a four-year period for employees and a two-year period for non-employee directors.

The following table provides information regarding the amount of total stock-based compensation expense recognized by the Company for fiscal 2012, 2011 and 2010 (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Total stock-based compensation expense recognized | $ 15,575 | $ 12,548 | $ 9,689 |
| Income tax benefit recognized | $ 5,711 | $ 4,793 | $ 3,711 |

At October 31, 2012, 2011 and 2010, the aggregate unamortized value of outstanding stock-based compensation awards was approximately $14.2 million, $12.7 million, and $11.1 million, respectively.

Information about the Company's more significant stock-based compensation programs is outlined below.

### Stock Options

Stock options granted to employees generally vest over a four-year period, although certain grants may vest over a longer or shorter period, and stock options granted to non-employee directors generally vest over a two-year period. Shares issued upon the exercise of a stock option are either from shares held in treasury or newly issued shares.

The fair value of each option award is estimated on the date of grant using a lattice-based option valuation model that uses assumptions noted in the following table. Expected volatilities were based on implied volatilities from traded options on the Company's stock, historical volatility of the Company's stock and other factors. The expected lives of options granted were derived from the historical exercise patterns and anticipated future patterns and represent the period of time that options granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behaviors. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table summarizes the weighted-average assumptions and fair value used for stock option grants in each of the fiscal years ended October 31, 2012, 2011 and 2010.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Expected volatility | 44.20%–50.24% | 45.38%–49.46% | 46.74%–51.41% |
| Weighted-average volatility | 46.99% | 47.73% | 49.51% |
| Risk-free interest rate | 0.78%–1.77% | 1.64%–3.09% | 2.15%–3.47% |
| Expected life (years) | 4.59–9.06 | 4.29–8.75 | 4.44–8.69 |
| Dividends | none | none | none |
| Weighted-average fair value per share of options granted | $8.70 | $7.94 | $7.63 |

The fair value of stock option grants is recognized evenly over the vesting period of the options or over the period between the grant date and the time the option becomes non-forfeitable by the employee, whichever is shorter. Stock option expense is generally included in the Company's selling, general and administrative expenses in the accompanying Consolidated Statements of Operations. Information regarding the stock compensation expense, related to stock options, for fiscal 2012, 2011 and 2010 was as follows (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Stock compensation expense recognized — options | $ 7,411 | $ 8,626 | $ 9,332 |

In fiscal 2010, as part of severance plans for certain employees, the Company extended the period in which an option could be exercised on 175,813 options. The Company expensed $552,000 related to these extensions in fiscal 2010. This amount is included in the stock-based compensation expense recognized in the table above.

At October 31, 2012, total compensation cost related to non-vested stock option awards not yet recognized was approximately $7.2 million and the weighted-average period over which the Company expects to recognize such compensation costs and tax benefit is 2.4 years.

The following table summarizes stock option activity for the Company's plans during each of the fiscal years ended October 31, 2012, 2011 and 2010 (amounts in thousands, except per share amounts):

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Number of options | Weighted-average exercise price | Number of options | Weighted-average exercise price | Number of options | Weighted-average exercise price |
| Balance, beginning | 12,868 | $ 20.94 | 14,339 | $ 19.36 | 16,123 | $ 17.73 |
| Granted | 777 | 20.50 | 1,103 | 19.32 | 1,015 | 18.39 |
| Exercised | (2,941) | 12.52 | (2,467) | 11.07 | (2,498) | 8.72 |
| Cancelled | (35) | 20.67 | (107) | 20.12 | (301) | 17.03 |
| Balance, ending | 10,669 | $ 23.23 | 12,868 | $ 20.94 | 14,339 | $ 19.36 |
| Options exercisable, at October 31, | 8,540 | $ 24.09 | 10,365 | $ 21.24 | 11,670 | $ 19.00 |

The weighted average remaining contractual life (in years) for options outstanding and exercisable at October 31, 2012 was 4.5 and 3.6 years, respectively.

The intrinsic value of options outstanding and exercisable is the difference between the fair market value of the Company's common stock on the applicable date ("Measurement Value") and the exercise price of those options that had an exercise price that was less than the Measurement Value. The intrinsic value of options exercised is the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price.

The following table provides information pertaining to the intrinsic value of options outstanding and exercisable at October 31, 2012, 2011 and 2010 (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Intrinsic value of options outstanding | $ 106,084 | $ 16,839 | $ 35,214 |
| Intrinsic value of options exercisable | $ 77,936 | $ 16,839 | $ 35,214 |

Information pertaining to the intrinsic value of options exercised and the fair value of options that became vested or modified in each of the fiscal years ended October 31, 2012, 2011 and 2010 is provided below (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Intrinsic value of options exercised | $ 39,730 | $ 23,573 | $ 25,327 |
| Fair value of options vested | $ 10,079 | $ 11,027 | $ 12,336 |

The Company's stock incentive plans permit optionees to exercise stock options using a "net exercise" method at the discretion of the Executive Compensation Committee of the Board of Directors ("Executive Compensation Committee"). In a net exercise, the Company withholds from the total number of shares that otherwise would be issued to an optionee upon exercise of the stock option that number of shares having a fair market value at the time of exercise equal to the option exercise price and applicable income tax withholdings and remits the remaining shares to the optionee. The following table provides information regarding the use of the net exercise method for fiscal 2012, 2011 and 2010.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Options exercised | 303,412 | 194,000 | 1,201,372 |
| Shares withheld | 151,889 | 98,918 | 798,420 |
| Shares issued | 151,523 | 95,082 | 402,952 |
| Average market value per share withheld | $ 22.68 | $ 18.94 | $ 17.96 |
| Aggregate market value of shares withheld (in thousands) | $ 3,445 | $ 1,873 | $ 14,341 |

In addition, pursuant to the provisions of the Company's stock incentive plans, optionees are permitted to use the value of the Company's common stock that they own to pay for the exercise of options ("stock swap method"). The following table provides information regarding the use of the stock swap method for fiscal 2012, 2011 and 2010.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Options exercised | 19,686 | 28,900 | 29,512 |
| Shares tendered | 8,224 | 14,807 | 14,459 |
| Shares issued | 11,462 | 14,093 | 15,053 |
| Average market value per share withheld | $ 25.52 | $ 20.53 | $ 19.71 |
| Aggregate market value of shares tendered (in thousands) | $ 210 | $ 304 | $ 285 |

## Performance Based Restricted Stock Units

In December 2011, the Executive Compensation Committee approved awards of performance-based restricted stock units ("Performance-Based RSUs") relating to shares of the Company's common stock to certain of its senior management. The use of Performance-Based RSUs replaced the use of stock price-based restricted stock units awarded in prior years. The Performance-Based RSUs are based on the attainment of certain performance metrics of the Company in fiscal 2012. The number of shares underlying the Performance-Based RSUs that will be issued to the recipients may range from 90% to 110% of the base award depending on actual performance metrics as compared to the target performance metrics. The Performance-Based RSUs vest over a four-year period provided the recipients continue to be employed by the Company or serve on the Board of Directors of the Company (as applicable) as specified in the award document.

The value of the Performance-Based RSUs was determined to be equal to the estimated number of shares of the Company's common stock to be issued multiplied by the closing price of the Company's common stock on the New York Stock Exchange ("NYSE") on the date the Performance-Based RSUs were awarded. The Company evaluates the performance-based metrics quarterly and estimates the number of shares underlying the RSUs that are probable of being issued. The following table provides information regarding the issuance, valuation assumptions and amortization of the Company's Performance-Based RSUs issued in fiscal 2012.

| | 2012 |
|---|---|
| Number of shares underlying Performance-Based RSUs to be issued | 370,176 |
| Closing price of the Company's common stock on date of issuance | $ 20.50 |
| Estimated aggregate fair value of Performance-Based RSUs issued (in thousands) | $ 7,589 |
| Performance-Based RSU expense recognized (in thousands) | $ 3,953 |
| Unamortized value of Performance-Based RSUs at October 31, 2012 (in thousands) | $ 3,636 |

## Stock Price-Based Restricted Stock Units

In each of December 2010, 2009 and 2008, the Executive Compensation Committee approved awards to certain of its executives of market performance-based restricted stock units ("Stock Price-Based RSUs") relating to shares of the Company's common stock. In fiscal 2012, the Company adopted a Performance-Based Restricted Stock Award program to replace the Stock Price-Based RSU program. The Stock Price-Based RSUs will vest and the recipients will be entitled to receive the underlying shares if the average closing price of the Company's common stock on the NYSE, measured over any 20 consecutive trading days ending on or prior to five years from date of issuance of the Stock Price-Based RSUs increases 30% or more over the closing price of the Company's common stock on the NYSE on the date of issuance ("Target Price"), provided the recipients continue to be employed by the Company or serve on the Board of Directors of the Company (as applicable) as specified in the award document. In fiscal 2012, the Target Price of the Stock Price-Based RSUs issued in December 2010, 2009 and 2008 were met. The Stock Price-Based RSUs issued in December 2008 were paid in fiscal 2012. The recipient of this RSU elected to use a portion of the shares underlying the RSU to pay the required income withholding taxes on the payout. The gross value of the RSU payout was $5,934,000 (200,000 shares), the income tax withholding was $2,409,000 (81,200 shares) and the net value of the shares delivered was $3,525,000 (118,800 shares).

The Company determined the aggregate value of the Stock Price-Based RSUs using a lattice-based option pricing model. Expenses related to the Stock Price-Based RSUs are included in the Company's selling, general and administrative expenses. The following table provides information regarding the issuance, valuation assumptions, amortization and unamortized balances of the Company's Stock Price-Based RSUs in and at the relevant periods and dates in fiscal 2012, 2011 and 2010.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Stock Price-Based RSUs issued:** | | | |
| Number issued | – | 306,000 | 200,000 |
| Closing price of the Company's common stock on date of issuance | | $ 19.32 | $ 18.38 |
| Target price | | $ 25.12 | $ 23.89 |
| Volatility | | 48.22% | 49.92% |
| Risk-free interest rate | | 1.99% | 2.43% |
| Expected life | | 3.0 years | 3.0 years |
| Aggregate fair value of Stock Price-Based RSUs issued (in thousands) | | $ 4,994 | $ 3,160 |
| Stock Price-Based RSU expense recognized (in thousands) | $ 2,887 | $ 3,701 | $ 2,121 |

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **At October 31:** | | | |
| Aggregate outstanding Stock Price-Based RSUs | 506,000 | 706,000 | 400,000 |
| Cumulative unamortized value of Stock Price-Based RSUs (in thousands) | $ 2,042 | $ 4,929 | $ 3,636 |

## Non-performance Based Restricted Stock Units

In December 2012, 2011 and 2010, the Company issued restricted stock units ("RSUs") to various officers and employees. These RSUs generally vest in annual installments over a four-year period. The value of the RSUs was determined to be equal to the number of shares of the Company's common stock to be issued pursuant to the RSUs, multiplied by the closing price of the Company's common stock on the NYSE on the date the RSUs were awarded. The following table provides information regarding these RSUs.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Non-performance-Based RSUs issued:** | | | |
| Number issued | 107,820 | 15,497 | 19,663 |
| Closing price of the Company's common stock on date of issuance | $ 20.50 | $ 19.32 | $ 18.38 |
| Aggregate fair value of RSUs issued (in thousands) | $ 2,210 | $ 299 | $ 361 |
| **Non-performance-Based RSU expense recognized (in thousands)** | | | |
| Twelve months ended October 31, | $ 1,241 | $ 144 | $ 138 |

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **At October 31:** | | | |
| Aggregate Non-performance-Based RSUs outstanding | 137,764 | 30,994 | 19,663 |
| Cumulative unamortized value of Non-performance-Based RSUs (in thousands) | $ 1,326 | $ 379 | $ 224 |

### Restricted Stock Units in Lieu of Compensation

In December 2008, the Company issued restricted stock units ("RSUs") relating to 62,051 shares of the Company's common stock to a number of employees in lieu of a portion of the employees' bonuses and in lieu of a portion of one employee's 2009 salary. These RSUs, although not subject to forfeiture, will vest in annual installments over a four-year period, unless accelerated due to death, disability or termination of employment, as more fully described in the RSU award document. Because the RSUs are non-forfeitable, the value of the RSUs was determined to be equal to the number of shares of the Company's common stock to be issued pursuant to the RSUs multiplied by $21.70, the closing price of the Company's common stock on the NYSE on December 19, 2008, the date the RSUs were awarded. The amount applicable to employee bonuses was charged to the Company's accrual for bonuses that it made in fiscal 2008 and the amount applicable to salary deferral ($130,000) was charged to selling, general and administrative expense in the three-month period ended January 31, 2009. The Company's stock incentive plan permits the Company to withhold from the total number of shares that otherwise would be issued to a RSU recipient upon distribution that number of shares having a fair value at the time of distribution equal to the applicable income tax withholdings due and remit the remaining shares to the RSU participant. The following table provides information relating to the distribution of shares and the withholding of taxes on the RSUs for fiscal 2012, 2011 and 2010.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Shares withheld | 356 | 741 | 924 |
| Shares issued | 7,982 | 8,975 | 2,749 |
| Value of shares withheld (in thousands) | $ 10 | $ 15 | $ 17 |

At October 31, 2012, 2011 and 2010, approximately 38,000, 46,000 and 56,000 RSUs, respectively, were outstanding.

### Employee Stock Purchase Plan

The Company's employee stock purchase plan enables substantially all employees to purchase the Company's common stock at 95% of the market price of the stock on specified offering dates without restriction or at 85% of the market price of the stock on specified offering dates subject to restrictions. The plan, which terminates in December 2017, provides that 1.2 million shares be reserved for purchase. At October 31, 2012, 594,000 shares were available for issuance.

The following table provides information regarding the Company's employee stock purchase plan for fiscal 2012, 2011 and 2010.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Shares issued | 18,456 | 23,079 | 23,587 |
| Average price per share | $ 22.58 | $ 15.59 | $ 16.20 |
| Compensation expense recognized (in thousands) | $ 63 | $ 54 | $ 57 |

## 11. Income (Loss) Per Share Information

Information pertaining to the calculation of income (loss) per share for each of the fiscal years ended October 31, 2012, 2011 and 2010 is as follows (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Numerator:** | | | |
| Net income (loss) as reported | $ 487,146 | $ 39,795 | $ (3,374) |
| Plus: Interest attributable to 0.5% Senor Notes, net of income tax benefit | 78 | | |
| Numerator for diluted earnings (loss) per share | $ 487,224 | $ 39,795 | $ (3,374) |
| **Denominator:** | | | |
| Basic weighted-average shares | $ 167,346 | $ 167,140 | $ 165,666 |
| Common stock equivalents (a) | 1,996 | 1,241 | |
| Shares attributable to 0.5% Senior Notes (b) | 812 | | |
| Diluted weighted-average shares | $ 170,154 | $ 168,381 | $ 165,666 |
| **Other information:** | | | |
| Common stock equivalents excluded from diluted weighted-average shares due to anti-dilutive effect (a) | | | 1,968 |
| Weighted average number of anti-dilutive options (c) | 3,646 | 7,936 | 8,401 |
| Shares issued under stock incentive and employee stock purchase plans | 2,927 | 2,390 | 1,712 |

(a) Common stock equivalents represent the dilutive effect of outstanding in-the-money stock options using the treasury stock method, Stock Price-Based RSUs whose Target Price criteria have been met but are unpaid and shares expected to be issued under Performance-Based Restricted Stock Units. For fiscal 2010, there were no common stock equivalents used in the calculation of diluted earnings per share because the Company had a net loss and any incremental shares would be anti-dilutive.

(b) On a full year basis, shares attributable to the 0.5% Senior Notes will be 5.9 million shares.

(c) Based upon the average of the average quarterly closing prices of the Company's common stock on the NYSE for the year.

## 12. Fair Value Disclosures

A summary of assets and (liabilities) at October 31, 2012 and 2011 related to the Company's financial instruments, measured at fair value on a recurring basis, is set forth below (amounts in thousands).

| Financial Instrument | Fair value hierarchy | Fair value October 31, 2012 | Fair value October 31, 2011 |
|---|---|---|---|
| Corporate Securities | Level 2 | $ 260,772 | $ 233,572 |
| Certificates of Deposit | Level 2 | $ 148,112 | |
| Short-Term Tax-Exempt Bond Fund | Level 1 | $ 30,184 | |
| Residential Mortgage Loans Held for Sale | Level 2 | $ 86,386 | $ 63,175 |
| Forward Loan Commitments — Residential Mortgage Loans Held for Sale | Level 2 | $ (102) | $ 218 |
| Interest Rate Lock Commitments ("IRLCs") | Level 2 | $ (202) | $ (147) |
| Forward Loan Commitments — IRLCs | Level 2 | $ 202 | $ 147 |

At October 31, 2012 and 2011, the carrying value of cash and cash equivalents and restricted cash approximated fair value.

During fiscal 2012, the Company reevaluated the methodologies used by third party brokers in determining the estimated fair value of its investments in corporate securities. Based on this reevaluation, the Company concluded the estimated fair value of these investments was determined using Level 2 inputs. In prior years, corporate securities were classified as Level 1.

At the end of the reporting period, the Company determines the fair value of its mortgage loans held for sale and the forward loan commitments it has entered into as a hedge against the interest rate risk of its mortgage loans using the market approach to determine fair value. The evaluation is based on the current market pricing of mortgage loans with similar terms and values as of the reporting date and by applying such pricing to the mortgage loan portfolio. The Company recognizes the difference between the fair value and the unpaid principal balance of mortgage loans held for sale as a gain or loss. In addition, the Company recognizes the fair value of its forward loan commitments as a gain or loss. These gains and losses are included in other income — net. Interest income on mortgage loans held for sale is calculated based upon the stated interest rate of each loan and is included in other income — net.

The table below provides, for the periods indicated, the aggregate unpaid principal and fair value of mortgage loans held for sale as of the date indicated (amounts in thousands).

| | Aggregate unpaid principal balance | Fair value | Excess |
|---|---|---|---|
| At October 31, 2012 | $ 84,986 | $ 86,386 | $ 1,400 |
| At October 31, 2011 | $ 62,765 | $ 63,175 | $ 410 |

IRLCs represent individual borrower agreements that commit the Company to lend at a specified price for a specified period as long as there is no violation of any condition established in the commitment contract. These commitments have varying degrees of interest rate risk. The Company utilizes best-efforts forward loan commitments ("Forward Commitments") to hedge the interest rate risk of the IRLCs and residential mortgage loans held for sale. Forward Commitments represent contracts with third-party investors for the future delivery of loans whereby the Company agrees to make delivery at a specified future date at a specified price. The IRLCs and Forward Commitments are considered derivative financial instruments under ASC 815, "Derivatives and Hedging," which requires derivative financial instruments to be recorded at fair value. The Company estimates the fair value of such commitments based on the estimated fair value of the underlying mortgage loan and, in the case of IRLCs, the probability that the mortgage loan will fund within the terms of the IRLC. To manage the risk of non-performance of investors regarding the Forward Commitments, the Company assesses the credit worthiness of the investors on a periodic basis.

As of October 31, 2012 and 2011, the amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of marketable securities were as follows (amounts in thousands):

| | October 31, 2012 | October 31, 2011 |
|---|---|---|
| Amortized cost | $ 438,755 | $ 233,852 |
| Gross unrealized holding gains | 451 | 28 |
| Gross unrealized holding losses | (138) | (308) |
| Fair value | $ 439,068 | $ 233,572 |

The remaining contractual maturities of marketable securities as of October 31, 2012 ranged from less than 1 month to 26 months.

The Company recognizes inventory impairment charges based on the difference in the carrying value of the inventory and its fair value at the time of the evaluation. The fair value of the aforementioned inventory was determined using Level 3 criteria. See Note 1, "Significant Accounting Policies, Inventory" for additional information regarding the Company's methodology on determining fair value. As further discussed in Note 1, determining the fair value of a community's inventory involves a number of variables, many of which are interrelated. If the Company used a different input for any of the various unobservable inputs used in its impairment analysis, the results of the analysis may have been different, absent any other changes.

The table below summarizes, for the periods indicated, the ranges of certain quantitative unobservable inputs utilized in determining the fair value of impaired communities.

| | Selling price per unit (in thousands) | Sales pace per year (in units) | Discount rate |
|---|---|---|---|
| Three months ended October 31, 2012 | $501–$536 | 11 | 18.3% |
| Three months ended July 31, 2012 | $175–$571 | 4–12 | 14.0%–17.5% |
| Three months ended April 30, 2012 | $413–$472 | 6–17 | 17.5% |
| Three months ended January 31, 2012 | $344–$2,287 | 1–25 | 13.0%–18.8% |

The table below provides, for the periods indicated, the fair value of operating communities whose carrying value was adjusted and the amount of impairment charges recognized on operating communities (amounts in thousands).

| | | Impaired operating communities | | |
|---|---|---|---|---|
| Three months ended: | Number of communities tested | Number of communities | Fair value of communities, net of impairment charges | Impairment charges recognized |
| Fiscal 2012: | | | | |
| January 31 | 113 | 8 | $ 49,758 | $ 6,425 |
| April 30 | 115 | 2 | $ 22,962 | 2,560 |
| July 31 | 115 | 4 | $ 6,609 | 2,685 |
| October 31 | 108 | 3 | $ 9,319 | 1,400 |
| | | | | $ 13,070 |
| Fiscal 2011: | | | | |
| January 31 | 143 | 6 | $ 56,105 | $ 5,475 |
| April 30 | 142 | 9 | $ 40,765 | 10,725 |
| July 31 | 129 | 2 | $ 867 | 175 |
| October 31 | 114 | 3 | $ 3,367 | 710 |
| | | | | $ 17,085 |
| Fiscal 2010: | | | | |
| January 31 | 260 | 14 | $ 60,519 | $ 22,750 |
| April 30 | 161 | 7 | $ 53,594 | 15,020 |
| July 31 | 155 | 7 | $ 21,457 | 6,600 |
| October 31 | 144 | 12 | $ 39,209 | 9,119 |
| | | | | $ 53,489 |

Gibraltar's portfolio of non-performing loans was recorded at estimated fair value at inception based on the acquisition price as determined by Level 3 inputs and was based on the estimated discounted future cash flows to be generated by the loans discounted at the rates used to value the portfolios at the acquisition dates. The table below provides, as of the dates indicated, the carrying amount and estimated fair value of the non-performing loan portfolios (amounts in thousands).

| | October 31, 2012 | October 31, 2011 |
|---|---|---|
| Carrying amount | $ 37,169 | $ 63,234 |
| Estimated fair value | $ 38,109 | $ 64,539 |

Gibraltar's REO was recorded at estimated fair value at the time it was acquired through foreclosure or deed in lieu actions using Level 3 inputs. The valuation techniques used are discussed in Note 1, "Significant Accounting Policies, Investments in Non-Performing Loan Portfolios and Foreclosed Real Estate."

The purchase price allocation performed in connection with our acquisition of CamWest was primarily based on Level 3 inputs. The assets acquired were primarily inventory. The valuation techniques used to value this inventory were similar to the criteria used in valuing inventory as described in Note 1, "Significant Accounting Policies, Inventory."

The table below provides, as of the dates indicated, the book value and estimated fair value of the Company's debt at October 31, 2012 and 2011 (amounts in thousands).

| | | October 31, 2012 | | October 31, 2011 | |
|---|---|---|---|---|---|
| | Fair value hierarchy | Book value | Estimated fair value | Book value | Estimated fair value |
| Loans payable (a) | Level 2 | $ 99,817 | $ 99,093 | $ 106,556 | $ 98,950 |
| Senior notes (b) | Level 1 | 2,089,189 | 2,340,189 | 1,499,371 | 1,614,010 |
| Mortgage company warehouse loan (c) | Level 2 | 72,664 | 72,664 | 57,409 | 57,409 |
| | | $ 2,261,670 | $ 2,511,946 | $ 1,663,336 | $ 1,770,639 |

(a) The estimated fair value of loans payable was based upon their indicated market prices or the interest rates that the Company believed were available to it for loans with similar terms and remaining maturities as of the applicable valuation date.

(b) The estimated fair value of the Company's senior notes is based upon their indicated market prices.

(c) The Company believes that the carrying value of its mortgage company loan borrowings approximates their fair value.

# 13. Employee Retirement and Deferred Compensation Plans

## Salary Deferral Savings Plans

The Company maintains salary deferral savings plans covering substantially all employees. During the first quarter of fiscal 2009, due to the continued downturn in the Company's business, the Company suspended its matching contributions and discretionary contributions to one of the plans. In fiscal 2011, the Company elected to make a discretionary contribution of 1% of eligible compensation for the plan year ended December 31, 2010. The Company made a 1% discretionary contribution for the plan year ended December 31, 2011 and for the plan year ended December 31, 2012 it intends to make a contribution of 2% of eligible compensation. Beginning in the third quarter of fiscal 2011, the Company resumed a matching contribution of up to 1% of eligible compensation for employees electing to contribute via salary deferrals and increased the matching contribution to 2% in January 2012. The Company recognized an expense, net of plan forfeitures, with respect to the plans of $5.0 million and $2.7 million for the fiscal years ended October 31, 2012 and 2011, respectively. The Company recognized $38,000 of expense for one plan in fiscal 2010.

## Deferred Compensation Plan

The Company has an unfunded, non-qualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns various rates of return depending upon when the compensation was deferred and the length of time that it has been deferred. A portion of the deferred compensation and interest earned may be forfeited by a participant if he or she elects to withdraw the compensation prior to the end of the deferral period. At October 31, 2012 and 2011, the Company had accrued $20.7 million and $19.1 million, respectively, for its obligations under the plan.

## Defined Benefit Retirement Plans

The Company has two unfunded defined benefit retirement plans. Retirement benefits generally vest when the participant has completed 15 or 20 years of service with the Company and reaches normal retirement age (age 62). Unrecognized prior service costs are being amortized over the period from the date participants enter the plans until their interests are fully vested. The Company used a 3.07%, 4.06% and 4.99% discount rate in its calculation of the present value of its projected benefit obligations at October 31, 2012, 2011 and 2010, respectively. The rates represent the approximate long-term investment rate at October 31 of the fiscal year for which the present value was calculated. Information related to the plans is based on actuarial information calculated as of October 31, 2012, 2011 and 2010.

Information related to the Company's retirement plans for each of the fiscal years ended October 31, 2012, 2011 and 2010 is as follows (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Plan costs:** | | | |
| Service cost | $ 389 | $ 305 | $ 270 |
| Interest cost | 1,212 | 1,290 | 1,396 |
| Amortization of prior service cost | 737 | 694 | 1,248 |
| Acceleration of benefits | | | 72 |
| Amortization of unrecognized losses | 66 | | |
| | $ 2,404 | $ 2,289 | $ 2,986 |
| **Projected benefit obligation:** | | | |
| Beginning of year | $ 29,766 | $ 26,037 | $ 25,161 |
| Plan amendments adopted during year | 575 | | 202 |
| Service cost | 389 | 305 | 270 |
| Interest cost | 1,212 | 1,290 | 1,396 |
| Benefit payments | (731) | (504) | (125) |
| Change in unrecognized loss (gain) | 3,108 | 2,638 | (867) |
| Projected benefit obligation, end of year | $ 34,319 | $ 29,766 | $ 26,037 |
| **Unamortized prior service cost:** | | | |
| Beginning of year | $ 3,333 | $ 4,027 | $ 5,145 |
| Plan amendments adopted during year | 575 | | 130 |
| Amortization of prior service cost | (737) | (694) | (1,248) |
| Unamortized prior service cost, end of year | $ 3,171 | $ 3,333 | $ 4,027 |
| Accumulated unrecognized (loss) gain, October 31 | $ (4,307) | $ (1,265) | $ 1,372 |
| Accumulated benefit obligation, October 31 | $ 34,319 | $ 29,766 | $ 26,037 |
| Accrued benefit obligation, October 31 | $ 34,319 | $ 29,766 | $ 26,037 |

The table below provides, based upon the estimated retirement dates of the participants in the retirement plans, the amounts of benefits the Company would be required to pay in each of the next five fiscal years and for the five fiscal years ended October 31, 2022 in the aggregate (in thousands).

| Year ending October 31, | Amount |
|---|---|
| 2013 | $ 955 |
| 2014 | $ 1,042 |
| 2015 | $ 1,645 |
| 2016 | $ 1,770 |
| 2017 | $ 2,028 |
| November 1, 2017–October 31, 2022 | $ 12,247 |

## 14. Accumulated Other Comprehensive Loss and Total Comprehensive Income (Loss)

Accumulated other comprehensive loss at October 31, 2012 and 2011 was $4.8 million and $2.9 million, respectively, and was primarily related to employee retirement plans.

The table below provides, for each of the fiscal years ended October 31, 2012, 2011 and 2010, the components of total comprehensive income (loss) (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net income (loss) as reported | $ 487,146 | $ 39,795 | $ (3,374) |
| Changes in pension liability, net of tax benefit | (1,839) | (1,934) | 1,986 |
| Change in fair value of available-for-sale securities, net of tax benefit | 476 | (192) | 74 |
| Unrealized (loss) gain on derivative held by equity investee, net of tax benefit | (554) | | |
| Total comprehensive income (loss) | $ 485,229 | $ 37,669 | $ (1,314) |
| Tax benefit recognized in total comprehensive income | $ 1,263 | | |

Due to the pre-tax losses recognized by the Company in fiscal 2011 and 2010 and its inability to forecast future profitability, the Company did not recognize tax benefit (provision) on the changes in other comprehensive income (loss) in those years. The benefit was recognized in fiscal 2012.

## 15. Commitments and Contingencies

### Land Purchase Commitments

Generally, the Company's option and purchase agreements to acquire land parcels do not require the Company to purchase those land parcels, although the Company may, in some cases, forfeit any deposit balance outstanding if and when it terminates an option and purchase agreement. If market conditions are weak, approvals needed to develop the land are uncertain or other factors exist that make the purchase undesirable, the Company may not expect to acquire the land. Whether an option and purchase agreement is legally terminated or not, the Company reviews the amount recorded for the land parcel subject to the option and purchase agreement to determine if the amount is recoverable. While the Company may not have formally terminated the option and purchase agreements for those land parcels that it does not expect to acquire, it has written off any non-refundable deposits and costs previously capitalized to such land parcels in the periods that it determined such costs were not recoverable.

Information regarding the Company's land purchase commitments at October 31, 2012 and 2011 is provided in the table below (amounts in thousands).

| | 2012 | 2011 |
|---|---|---|
| Aggregate purchase commitments: | | |
| Unrelated parties | $ 742,918 | $ 551,905 |
| Unconsolidated entities that the Company has investments in | 4,067 | 12,471 |
| Total | $ 746,985 | $ 546,376 |
| Deposits against aggregate purchase commitments | $ 42,921 | $ 37,987 |
| Additional cash required to acquire land | 704,064 | 526,389 |
| Total | $ 746,985 | $ 564,376 |
| Amount of additional cash required to acquire land included in accrued expenses | $ 4,328 | $ 44 |

The Company has additional land parcels under option that have been excluded from the aforementioned aggregate purchase amounts since it does not believe that it will complete the purchase of these land parcels and no additional funds will be required from the Company to terminate these contracts.

### Legal Proceedings

The Company is involved in various claims and litigation arising principally in the ordinary course of business. The Company believes that adequate provision for resolution of all current claims and pending litigation has been made for probable losses and the disposition of these matters will not have a material adverse effect on the Company's results of operations and liquidity or on its financial condition.

### Investments in and Advances to Unconsolidated Entities

At October 31, 2012, the Company had investments in and advances to a number of unconsolidated entities, was committed to invest or advance additional funds and had guaranteed a portion of the indebtedness and/or loan commitments of these entities. See Note 4, "Investments in and Advances to Unconsolidated Entities," for more information regarding the Company's commitments to these entities.

## Surety Bonds and Letters of Credit

At October 31, 2012, the Company had outstanding surety bonds amounting to $382.2 million, primarily related to its obligations to various governmental entities to construct improvements in the Company's various communities. The Company estimates that $241.6 million of work remains on these improvements. The Company has an additional $57.0 million of surety bonds outstanding that guarantee other obligations of the Company. The Company does not believe it is probable that any outstanding bonds will be drawn upon.

At October 31, 2012, the Company had outstanding letters of credit of $83.1 million, including $70.1 million under its Credit Facility and $13.0 million collateralized by restricted cash. These letters of credit were issued to secure various financial obligations of the Company including insurance policy deductibles and other claims, land deposits and security to complete improvements in communities in which it is operating. The Company believes it is not probable that any outstanding letters of credit will be drawn upon.

## Backlog

At October 31, 2012, the Company had agreements of sale outstanding to deliver 2,569 homes with an aggregate sales value of $1.67 billion.

## Mortgage Commitments

The Company's mortgage subsidiary provides mortgage financing for a portion of the Company's home closings. For those home buyers to whom the Company's mortgage subsidiary provides mortgages, it determines whether the home buyer qualifies for the mortgage he or she is seeking based upon information provided by the home buyer and other sources. For those home buyers who qualify, the Company's mortgage subsidiary provides the home buyer with a mortgage commitment that specifies the terms and conditions of a proposed mortgage loan based upon then-current market conditions. Prior to the actual closing of the home and funding of the mortgage, the home buyer will lock in an interest rate based upon the terms of the commitment. At the time of rate lock, the Company's mortgage subsidiary agrees to sell the proposed mortgage loan to one of several outside recognized mortgage financing institutions ("investors") that are willing to honor the terms and conditions, including interest rate, committed to the home buyer. The Company believes that these investors have adequate financial resources to honor their commitments to its mortgage subsidiary.

Information regarding the Company's mortgage commitments at October 31, 2012 and 2011 is provided in the table below (amounts in thousands).

| | 2012 | 2011 |
|---|---|---|
| **Aggregate mortgage loan commitments:** | | |
| IRLCs | $ 111,173 | $ 129,553 |
| Non-IRLCs | 456,825 | 306,722 |
| Total | $ 567,998 | $ 436,275 |
| **Investor commitments to purchase:** | | |
| IRLCs | $ 111,173 | $ 129,553 |
| Mortgage loans receivable | 80,697 | 60,680 |
| Total | $ 191,870 | $ 190,233 |

## Rent Expense and Future Rent Payments

The Company leases certain facilities and equipment under non-cancelable operating leases. Rental expense incurred by the Company under these operating leases were (amounts in thousands):

| Year ending October 31, | Amount |
|---|---|
| 2012 | $ 11,183 |
| 2011 | $ 12,405 |
| 2010 | $ 16,583 |

At October 31, 2012, future minimum rent payments under the Company's operating leases were (amounts in thousands):

| Year ending October 31, | Amount |
|---|---|
| 2013 | $ 9,207 |
| 2014 | 7,704 |
| 2015 | 6,422 |
| 2016 | 4,686 |
| 2017 | 3,503 |
| Thereafter | 5,919 |
| | $ 37,441 |

# 16. Other Income — Net

The table below provides the components of other income — net for the years ended October 31, 2012, 2011 and 2010 (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Interest income | $ 4,677 | $ 5,210 | $ 4,370 |
| Income from ancillary businesses | 6,607 | 3,734 | 5,871 |
| Gibraltar | 4,476 | 1,522 | (472) |
| Management fee income | 2,212 | 5,137 | 4,347 |
| Retained customer deposits | 3,247 | 2,076 | 11,190 |
| Land sales, net | 1,425 | 1,350 | 918 |
| Other | 3,277 | 4,374 | 2,089 |
| Total other income — net | $ 25,921 | $ 23,403 | $ 28,313 |

Income from ancillary businesses includes the activity of the Company's non-core businesses which include its mortgage, title, landscaping, security monitoring, golf course and country club operations. The table below provides revenues and expenses for the Company's non-core ancillary businesses for the years ended October 31, 2012, 2011 and 2010 (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Revenue | $ 67,137 | $ 60,021 | $ 51,458 |
| Expense | $ 60,529 | $ 56,287 | $ 45,587 |

## 17. Information on Geographic Segments

The table below summarizes revenue and income (loss) before income taxes for each of the Company's geographic segments for each of the fiscal years ended October 31, 2012, 2011 and 2010 (amounts in thousands):

| | Revenues | | | Income (loss) before income taxes | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| North | $ 513,724 | $ 381,569 | $ 407,723 | $ 71,836 | $ 42,525 | $ (2,296) |
| Mid-Atlantic | 564,434 | 499,747 | 488,359 | 67,768 | 57,606 | 33,946 |
| South | 366,701 | 285,012 | 264,321 | 18,000 | (25,936) | (35,193) |
| West | 437,922 | 309,553 | 334,368 | 39,383 | (27,113) | (11,895) |
| Corporate and other | | | | (84,045) | (76,448) | (101,749) |
| Total | $ 1,882,781 | $ 1,475,881 | $ 1,494,771 | $ 112,942 | $ (29,366) | $ (117,187) |

"Corporate and other" is comprised principally of general corporate expenses such as the Offices of the Executive Chairman, the Chief Executive Officer, and the corporate finance, accounting, audit, tax, human resources, risk management, marketing and legal groups, directly expensed interest, offset, in part, by interest income and income from the Company's ancillary businesses and income from a number of its unconsolidated entities.

Total assets for each of the Company's geographic segments at October 31, 2012 and 2011 are shown in the table below (amounts in thousands):

| | 2012 | 2011 |
|---|---|---|
| North | $ 1,205,900 | $ 1,060,215 |
| Mid-Atlantic | 1,304,798 | 1,160,926 |
| South | 821,001 | 760,097 |
| West | 913,699 | 650,844 |
| Corporate and other | 1,935,646 | 1,423,164 |
| Total | $ 6,181,044 | $ 5,055,246 |

"Corporate and other" is comprised principally of cash and cash equivalents, marketable securities, deferred tax assets and the assets of the Company's Gibraltar investments, manufacturing facilities and mortgage subsidiary.

The Company provided for inventory impairment charges and the expensing of costs that it believed not to be recoverable and write-downs of investments in unconsolidated entities (including the Company's pro-rata share of impairment charges recognized by the unconsolidated entities in which it has an investment) for the years ended October 31, 2012, 2011 and 2010, as shown in the table below; the net carrying value of inventory and investments in and advances to unconsolidated entities for each of the Company's geographic segments at October 31, 2012 and 2011 is also shown (amounts in thousands).

| | Net Carrying Value | | Impairments | | |
|---|---|---|---|---|---|
| | At October 31, | | Year ended October, 31 | | |
| | 2012 | 2011 | 2012 | 2011 | 2010 |
| **Inventory:** | | | | | |
| **Land controlled for future communities:** | | | | | |
| North | $ 13,196 | $ 19,390 | $ (881) | $ 948 | $ 3,947 |
| Mid-Atlantic | 27,249 | 21,592 | 327 | 307 | (81) |
| South | 7,724 | 3,812 | 800 | 313 | (233) |
| West | 8,131 | 1,787 | 205 | 16,184 | 2,436 |
| | 56,300 | 46,581 | 451 | 17,752 | 6,069 |
| **Land owned for future communities:** | | | | | |
| North | 226,082 | 231,085 | | | 15,900 |
| Mid-Atlantic | 431,620 | 455,818 | 300 | 300 | 9,000 |
| South | 141,644 | 125,461 | 918 | 16,700 | 13,950 |
| West | 241,027 | 166,781 | | | 16,850 |
| | 1,040,373 | 979,145 | 1,218 | 17,000 | 55,700 |
| **Operating communities:** | | | | | |
| North | 803,085 | 738,473 | 2,725 | 2,885 | 9,557 |
| Mid-Atlantic | 729,739 | 659,081 | 5,500 | 3,700 | 2,100 |
| South | 603,239 | 539,582 | 4,245 | 3,800 | 23,444 |
| West | 528,451 | 453,861 | 600 | 6,700 | 18,388 |
| Total | $ 3,761,187 | $ 3,416,723 | $ 14,739 | $ 51,837 | $ 115,258 |
| **Investments in and advances to unconsolidated entities:** | | | | | |
| North | $ 142,213 | $ 40,734 | | | |
| South | 31,252 | 32,000 | | $ 15,170 | |
| West | 116,452 | 17,098 | $ (2,311) | 25,700 | |
| Corporate | 40,700 | 36,523 | | | |
| Total | $ 330,617 | $ 126,355 | $ (2,311) | $ 40,870 | $ - |

## 18. Supplemental Disclosure to Consolidated Statements of Cash Flows

The following are supplemental disclosures to the Consolidated Statements of Cash Flows for each of the fiscal years ended October 31, 2012, 2011 and 2010 (amounts in thousands):

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Cash flow information:** | | | |
| Interest paid, net of amount capitalized | $ 1,223 | $ 18,666 | $ 34,333 |
| Income tax payment | $ 4,264 | | $ 3,994 |
| Income tax refunds | | $ 154,524 | $ 152,770 |
| **Non-cash activity:** | | | |
| Cost of inventory acquired through seller financing municipal bonds or recorded due to VIE criteria, net | $ 26,059 | $ 29,320 | $ 41,276 |
| Cost of inventory acquired under specific performance contracts | | | $ (4,889) |
| Miscellaneous (decreases) increases to inventory | $ (478) | $ 1,781 | $ 1,725 |
| Reclassification of inventory to property, construction and office equipment | | $ 20,005 | $ 18,711 |
| Increase (decrease) in unrecognized losses in defined benefit plans | $ 3,108 | $ 2,638 | $ (867) |
| Defined benefit plan amendment | $ 575 | | $ 202 |
| Income tax benefit related to exercise of employee stock options | $ 3,885 | | $ 27,150 |
| Income tax benefit recognized in total comprehensive income | $ 1,263 | | |
| (Increase) reduction of investments in unconsolidated entities due to increase/reduction in letters of credit or accrued liabilities | $ 448 | $ 13,423 | $ 7,679 |
| Transfer of inventory to investment in non-performing loan portfolios and foreclosed real estate | $ (802) | | |
| Transfer of inventory to investment in unconsolidated entities | $ 5,793 | | |
| Reclassification of deferred income from investment in unconsolidated entities to accrued liabilities | $ 2,943 | | |
| Reversal of litigation costs previously accrued | | | $ 10,981 |
| Reclassification of stock-based compensation from accrued liabilities to additional paid-in capital | | $ 4,233 | |
| Unrealized loss on derivative held by equity investee | $ (875) | | |
| Miscellaneous (decreases) increases to investments in unconsolidated entities | $ (276) | $ (2,212) | $ 2,495 |
| Acquisition of Business: | | | |
| Fair value of assets purchased | $ 149,959 | | |
| Liabilities assumed | $ 5,213 | | |
| Cash paid | $ 144,746 | | |

## 19. Summary Consolidated Quarterly Financial Data (Unaudited)

The table below provides summary income statement data for each quarter of fiscal 2012 and 2011 (amounts in thousands, except per share data).

| | Three Months Ended, | | | |
|---|---|---|---|---|
| | October 31 | July 31 | April 30 | January 31 |
| Fiscal 2012: | | | | |
| Revenue | $ 632,826 | $ 554,319 | $ 373,681 | $ 321,955 |
| Gross profit | $ 127,088 | $ 106,391 | $ 66,860 | $ 50,347 |
| Income (loss) before income taxes | $ 60,749 | $ 42,952 | $ 15,649 | $ (6,408) |
| Net income (loss) | $ 411,417 | $ 61,643 | $ 16,872 | $ (2,786) |
| Income (loss) per share (1) | | | | |
| Basic | $ 2.44 | $ 0.37 | $ 0.10 | $ (0.02) |
| Diluted | $ 2.35 | $ 0.36 | $ 0.10 | $ (0.02) |
| Weighted-average number of shares | | | | |
| Basic | 168,416 | 167,664 | 166,994 | 166,311 |
| Diluted (2) | 174,775 | 170,229 | 168,503 | 166,311 |
| Fiscal 2011: | | | | |
| Revenue | $ 427,785 | $ 394,305 | $ 319,675 | $ 334,116 |
| Gross profit | $ 65,281 | $ 54,358 | $ 43,321 | $ 52,151 |
| Income (loss) before income taxes | $ 15,277 | $ 3,888 | $ (31,484) | $ (17,047) |
| Net income (loss) | $ 15,043 | $ 42,108 | $ (20,773) | $ 3,417 |
| Income (loss) per share (1) | | | | |
| Basic | $ 0.09 | $ 0.25 | $ (0.12) | $ 0.02 |
| Diluted | $ 0.09 | $ 0.25 | $ (0.12) | $ 0.02 |
| Weighted-average number of shares | | | | |
| Basic | 166,896 | 168,075 | 166,910 | 166,677 |
| Diluted (2) | 167,525 | 169,338 | 166,910 | 168,121 |

(1) Due to rounding, the sum of the quarterly earnings per share amounts may not equal the reported earnings per share for the year.

(2) For the three months ended January 31, 2012 and April 30, 2011, there were no common stock equivalents used in the calculation of diluted loss per share because the Company reported a net loss for each period, and any common stock equivalents would be anti-dilutive.

# CORPORATE DIRECTORS AND OFFICERS

## Board of Directors

**Robert I. Toll***
*Executive Chairman of the Board*

**Bruce E. Toll**
*Vice Chairman of the Board*
*President — BET Investments, an office and commercial real estate company*

**Douglas C. Yearley, Jr.*** (22)
*Chief Executive Officer*

---

**Robert S. Blank**
*Co-Chairman & Co-CEO — Whitney Communications Company, and Senior Partner — Whitcom Partners, investments*

**Edward G. Boehne**
*Retired President — Federal Reserve Bank of Philadelphia*

**Richard J. Braemer**
*Senior Counsel — Ballard, Spahr, Andrews & Ingersoll, LLP, Attorneys at Law*

**Christine N. Garvey**
*Retired Global Head of Corporate Real Estate Services — Deutsche Bank AG*

**Carl B. Marbach**
*President — Greater Marbach Airlines, Inc., and Florida Professional Aviation, Inc., aviation services and consulting companies*

**Stephen A. Novick**
*Senior Advisor — The Andrea and Charles Bronfman Philanthropies*

**Paul E. Shapiro**
*Chairman — Q Capital Strategies, LLC, a life settlement company*

*Executive Officer of the Company.
Director and employee listing as of 1/1/13.
( ) Years of service with Toll Brothers.

## President and Chief Operating Officer

**Richard T. Hartman*** (33)

## Chief Financial Officer and Treasurer

**Martin P. Connor*** (4)

## Senior Vice Presidents

**Frederick N. Cooper** (19)
*Finance, International Development and Investor Relations*
**Joseph R. DeSanto** (9)
*Tax*
**Jonathan C. Downs** (20)
*Human Resources*

**Daniel J. Kennedy** (18)
*Internal Audit*
**John K. McDonald** (10)
*General Counsel and Chief Compliance Officer*
**Kevin J. McMaster** (29)
*Controller*

**George W. Nelson** (9)
*Chief Information Officer*
**Joseph R. Sicree** (20)
*Chief Accounting Officer*
**Michael I. Snyder** (32)
*Secretary and Chief Planning Officer*

**Kira Sterling** (27)
*Chief Marketing Officer*
**Werner Thiessen** (22)
*Acquisitions*
**Gregg L. Ziegler** (10)
*Treasury*

## Home Building Operations

**Regional Presidents**
James W. Boyd (19)
Barry A. Depew (29)
William J. Gilligan (18)
John G. Mangano (25)
Robert Parahus (26)
Edward D. Weber (33)

**Group Presidents**
Keith L. Anderson (15)
Kevin D. Duermit (25)
John P. Elcano (20)
Christopher G. Gaffney (16)
Gregory E. Kamedulski (20)
Gary M. Mayo (15)
Thomas R. Mulvey (8)
Thomas J. Murray (18)
Douglas C. Shipe (18)

**Division Presidents**
Eric C. Anderson (16)
Charles W. Bowie (16)
Charles T. Breder (12)
Eric H. Campbell (1)
Robert L. Flaherty (15)
Thomas G. Gestite (23)
Robert J. Kardos (14)
David E. Kelly (8)
James A. McDade (8)

**Division Presidents**
Karl Mistry (8)
Richard M. Nelson (14)
Robert G. Paul (11)
Anthony J. Rocco (15)
Andrew J. Semon (10)
Kenneth S. Thirtyacre (15)
David H. Von Spreckelsen (9)
Daniel C. Zalinsky (19)

## Golf and Country Club Operations

**David H. Richey** (10)
*President*

**Mitchell P. Laskowitz** (8)
*Senior Vice President*

## Land Development Operations

**Joseph J. Palka** (19)
*Executive Vice President*

**Robert N. McCarron** (20)
*Senior Vice President*

## Subsidiary and Affiliate Operations

### Gibraltar Capital and Asset Management, LLC

**Roger A. Brush** (19)
*President*

**Michael L. LaPat** (13)
*Chief Financial Officer and Senior Vice President*

**ESE Consultants, Inc.**
**Christopher E. Stocke** (6)
*President*

**Toll Architecture, Inc.**
**Jed Gibson** (19)
*President*

**Toll Integrated Systems**
**Keith Fell** (4)
*Director of Manufacturing*

**Westminster Security Company**
**Felicia Ratka** (12)
*President*

**TBI Mortgage® Company**
**Donald L. Salmon** (13)
*President*

**Toll Brothers Realty Trust**
**Charles L. Elliott** (1)
*Managing Director*

**Toll Landscape, LLC**
**Mark Culichia** (15)
*President*

**Westminster Title Company, Inc.**
**William T. Unkel** (8)
*President*

# CORPORATE INFORMATION

## Corporate Office

Toll Brothers, Inc.
250 Gibraltar Road
Horsham, Pennsylvania 19044
215-938-8000 • TollBrothers.com

## Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane, New York, New York 10038
1-800-937-5449 • amstock.com

## Independent Auditors

Ernst & Young LLP — Philadelphia, Pennsylvania

## Employees

As of October 31, 2012, we had 2,396 full-time employees.

## Stockholders

As of December 12, 2012, we had 776 stockholders of record.

## Stock Listing

Our common stock is traded on the New York Stock Exchange (symbol "TOL").

## Certifications

Our Chief Executive Officer and Chief Financial Officer have filed their certifications as required by the SEC regarding the quality of our public disclosures for each of the periods ended during our fiscal year ended October 31, 2012. Further, our Chief Executive Officer has certified to the New York Stock Exchange ("NYSE") that he is not aware of any violation by our Company of NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

## Demographic and Other Data

Sources for the data included in this annual report include Barron's, Bloomberg Business Week, Bloomberg L.P., Citigroup, Claritas, The Conference Board, Credit Suisse, Deutsche Bank Securities, Fannie Mae, Federal Home Loan Mortgage Corporation, Federal Housing Finance Board, Federal Reserve Bank, Federal Reserve Board, Fitch Ratings, Forbes, Fortune, Harvard Institute of Economic Research, International Strategy & Investment Group, John Burns Real Estate Consulting, Joint Center for Housing Studies – Harvard University, J.P. Morgan Securities, Moody's Economy.com, Moody's Investor Service, Mortgage Bankers Association, National Association of Home Builders, National Association of Realtors,® The New York Times, Office of Federal Housing Enterprises Oversight, Standard & Poor's, Thomson Reuters Corporation, U.S. Bureau of Labor Statistics, ULI/Lachman Associates, Urban Land Institute, U.S. Census Bureau, U.S. Department of Commerce, U.S. Department of Housing and Urban Development, U.S. Department of Labor, UBS Securities, The Wall Street Journal, Wells Fargo, YAHOO! Finance, and Zelman & Associates.

## Investor Relations Information Requests

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other Company information are available without charge either on or through our website, TollBrothers.com, or upon request from the Co-Directors of Investor Relations at our Corporate Office:

**Frederick N. Cooper**, *Senior Vice President — Finance, International Development and Investor Relations*
fcooper@tollbrothersinc.com • 215-938-8312

**Joseph R. Sicree**, *Senior Vice President — Chief Accounting Officer*
jsicree@tollbrothersinc.com • 215-938-8045

Our Board of Directors has an audit committee, an executive compensation committee, a nominating and corporate governance committee, and a public debt and equity securities committee. Each of these committees has a formal charter. We also have Corporate Governance guidelines, a Code of Ethics for the Principal Executive Officer and Senior Financial Officers, and a Code of Ethics and Business Conduct which applies to all directors, officers and employees. Copies of these charters, guidelines, and codes can be obtained on our website and are also available upon request from the Co-Directors of Investor Relations listed above.

## Production Notes

**Front Cover Photo**
The Hampton Manor — Chapel Hill at Sparta, Sparta, New Jersey

**Back Cover Photo**
Pool and community center — Aviano at Desert Ridge, Phoenix, Arizona

**Photographers**
Mark Boisclair, Jim Christy, Robert Faulkner, Chip Henderson, Mark Henninger, Lance Gordon, David Moser, Bob Narod, Bill Taylor, Jim Wilson Photography, William Wright Photography, Michael Zaccardi



TOL LISTED NYSE



The La Spezia offered at Toll Brothers at Amalfi Hills - Positano | Yorba Linda, CA

# Toll Brothers

*America's Luxury Home Builder®*

250 Gibraltar Road | Horsham, Pennsylvania 19044 | 215-938-8000 | TollBrothers.com

